Form 10-K, Exhibit 13
period 1993-12-31
WMX TECHNOLOGIES INC
filed 1994-03-30
CIK 104938

                                 EXHIBIT 13.1

WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS:

CONSOLIDATED:     Consolidated 1993 revenue of WMX Technologies, Inc.
(formerly Waste Management, Inc.) and its subsidiaries ("WMX" or the "Company") was $9,135,577,000 compared with $8,661,027,000 in 1992 and $7,550,914,000 in
1991.

  Consolidated 1993 net income was $452,776,000 or $.93 per share, compared with $850,036,000 or $1.72 per share in 1992 and $606,323,000 or $1.23 per share in
1991.

  Earnings per share for all three years were impacted by special charges and gains from stock transactions of subsidiaries; in 1992 by changes in accounting principles; and in 1993 by an increase in U.S. tax rates. The following table reconciles reported earnings per share to earnings excluding such items:

                                       1991   1992   1993
- -----------------------------------------------------------
Reported earnings per share           $1.23   $1.72   $0.93
Gains on stock transactions
  of subsidiaries                     (0.03)  (0.42)  (0.02)
Special charges (see Note 11 to
  Consolidated Financial
  Statements)--
    Chemical Waste
      Management, Inc.
      ("CWM") asset revaluation
      and restructuring charge            -       -    0.59
    Provision for estimated
      environmental liabilities        0.37       -       -
    Other                                 -    0.24       -
Adjustment to deferred income taxes
  resulting from 1993 tax law change      -       -    0.03
Changes in accounting principles          -    0.14       -
                                      -----   -----   -----
Earnings per share excluding
  above items                         $1.57   $1.68   $1.53
                                      =====   =====   =====

  In addition, the higher U. S. tax rates in effect in 1993 negatively impacted 1993 income by approximately $.04 per share compared with 1992 and 1991.

  During the three-year period, the Company has invested substantial financial resources and senior management time in an aggressive expansion into new service lines and geographic markets. Waste Management International plc ("WM International") successfully completed an initial public offering ("IPO") and has expanded rapidly, particularly in the Far East. Wheelabrator Technologies Inc. ("WTI") has broadened its business lines through targeted acquisitions of water, wastewater and air pollution control technologies. The formation of Rust International Inc. ("Rust") on January 1, 1993, as discussed below, created a leading environmental and infrastructure engineering, consulting, remediation and industrial services company. These efforts have positioned WMX as a leader in the global environmental services market. At the same time, core North American solid and hazardous waste operations have faced difficult business conditions, including a lengthy recession. During 1993, the Company moved to address these developments, first with a major restructuring of CWM. As a result of that effort, CWM has streamlined its business and is concentrating on generating increased returns from the markets in which it participates.

  During the fourth quarter of 1993, the Company turned its attention to its Waste Management, Inc. ("WMI", formerly Waste Management of North America,
Inc.) North American solid waste subsidiary. A new corporate management team was formed and the organization was returned to its nine-group management structure. The reorganization is intended to focus the senior management of WMI on division-level operations and profitability, operating cost reductions, improved returns on capital and business growth.

  The Company provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete portion of the environmental services industry or geographic area. WMI provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services, outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment, including biosolids management, and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets in the United States and a number of foreign countries.

  Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in The Brand Companies, Inc. ("Brand"), and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit, and certain other assets. Brand was subsequently merged into a subsidiary of Rust. At December 31, 1993, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining ownership held by the public.

  Following is an analysis of operating results by principal subsidiary. The analysis comparing 1993 to 1992, with respect to CWM, WTI and Rust, assumes that the formation of Rust had occurred as of January 1, 1992, and the comparative information for 1992 in that analysis is stated on a pro forma basis reflecting that assumption.

- ----------------------------------------------------------------------------

1992 OPERATIONS COMPARED TO 1991:

WMI     WMI revenues were $4,309,614,000 in 1992 compared with
$3,961,111,000 in 1991, an increase of 8.8%. Revenue growth by business line is shown in the following table:

Residential                   10.9%
Commercial                     8.5
Rolloff and industrial         8.1
Disposal, transfer and other   7.9
  Total                        8.8%

  Revenue growth in 1992 was attributable in approximately equal proportions to volume and acquisitions. Price increases were nominal. Solid waste collection and disposal pricing during the year were under pressure from low inflation, depressed volumes and, in some markets, excess disposal capacity. Volumes per customer in the commercial and industrial sectors, particularly in certain industries, declined due to the weak U.S. economy. WMI was able to offset this impact through increased market share and special waste volume.

     Operating margins (after operating, selling and administrative expenses and goodwill amortization, but before special charges) were 21.0% of revenue in 1992 compared with 22.5% in 1991. Operating expenses in 1992 were under upward pressure in the domestic solid waste industry due to shifting public attitudes and legislative and regulatory mandates. These factors increased disposal costs while diverting portions of the waste stream away from land disposal to alternatives such as recycling, which has lower margins. Competition for the remaining waste volumes, which were depressed by economic conditions, put additional pressure on margins. Selling and administrative expenses as a percentage of revenue were 11.5% in 1992 and 1991. Benefits of an aggressive administrative cost reduction program begun in 1989 and the ability to spread fixed costs over a larger revenue base were offset by an inability to increase prices and by the cost in 1992 of a substantial investment in the sales and marketing organization.

CWM     Revenues for CWM were $1,519,000,000 in 1992, compared with
$1,358,000,000 in 1991, an increase of 11.8%. Price accounted for revenue growth of approximately 1.9%, volume 6.3%, and purchased businesses 3.6%.

     Although revenues were adversely affected by the sluggish economy, a reduction of hazardous waste taxes in Alabama and Louisiana in the latter part of 1992 aided revenue growth. Base business revenue increased 10% in 1992 from 1991, and event business revenue (revenue from relatively larger, typically non-recurring projects) increased 22%, although disposal volume from environmental cleanups began to decline in the 1992 fourth quarter and this trend continued into 1993. Revenue during the first half of 1992 was helped by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

     Operating expenses (excluding special charges) as a percentage of revenue were 69.8% in 1992 compared with 70.0% in 1991. The slight improvement in 1992 resulted from a shift in revenue mix to treatment, resource recovery and disposal services, which have better margins, from on-site remediation, which has lower margins. Selling and administrative expenses were 13.6% of revenue in 1992, compared with 14.5% in 1991. The decline resulted from continued emphasis on cost reduction, and revenue growth (excluding acquisitions) providing a larger base over which to spread the fixed portion of these costs.

WTI     During 1992 and 1991, WTI operated in two primary business segments.
The Environmental Operations segment included trash-to-energy and independent power facility operations, water and wastewater treatment services, composting, biosolids management, and air quality control systems. The Environmental and Infrastructure Engineering Services segment provided environmental engineering, architectural, scientific and photogrammetric services, as well as industrial process design and engineering and project management services, and substantially comprised the operations transferred to Rust effective January 1, 1993. Revenue by business segment is summarized as follows ($000's omitted):

                                                    1991            1992
- ----------------------------------------------------------------------------
Environmental operations                      $  775,673      $  928,313
Environmental and infrastructure
  engineering services                           397,776         554,741
                                              ----------      ----------
      Total                                   $1,173,449      $1,483,054
                                              ==========      ==========

     1992 revenues in the Environmental Operations segment increased 20% compared with 1991. Air and water quality control businesses acquired in 1991 and 1992 contributed approximately 40% of this revenue growth. These acquisitions provided WTI with an operating base and necessary technical expertise to address the biosolids management requirements of municipal and industrial customers and broadened its air quality product offerings. Trash-to-energy revenues increased in 1992 as a result of a full year of operations at one of two 2,250 ton-per-day facilities in Broward County, Florida, which commenced operations in 1991, as well as commencement of commercial operations in early 1992 at a second Broward County facility and an 800 ton-per-day plant in Spokane, Washington. WTI's energy, water and air lines of business represented approximately 59%, 30% and 11%, respectively, of total 1992 segment revenue, compared with 63%, 32% and 5%, respectively, in 1991.

     Environmental and Infrastructure Engineering Services revenue increased, primarily due to the acquisition and formation of the SEC Donohue, Inc. environmental consulting business. Partially offsetting this increase was a decline in process engineering revenue as a result of the economic conditions impacting engineering and construction activity generally in the United States. The shift in business toward Environmental Operations resulted in a decline of operating expenses as a percentage of revenue from 77% in 1991 to 75% in 1992. Selling and administrative expenses increased in dollar terms in 1992 primarily as a result of acquisitions. As a percentage of revenue, these expenses were flat in 1992, compared to 1991.

WM INTERNATIONAL     WM International is a UK corporation which prepares its
financial statements in pounds sterling under accounting principles prevailing in the United Kingdom. Such accounting principles differ in certain respects from those generally accepted in the United States ("US GAAP"). The discussion and analysis of WM International is based on US GAAP financial statements with pounds sterling translated to U.S. dollars at the rates used to translate WM International financial statements for inclusion in the Company's consolidated financial statements.






     WM International revenue was $1,445,734,000 in 1992 compared with $1,075,070,000 in 1991. Components of revenue growth were as follows:

Price increases                           5.5%
Volume (including start-ups)             10.9
Purchased businesses                     16.1
Foreign currency translation              2.0
                                         ----
      Total                              34.5%
                                         ====

     The volume increase in 1992 relates to the construction of the Hong
Kong Chemical Waste Treatment Facility, various new contracts, and construction of a landfill in Brisbane, Australia. Growth from acquisitions relates to the full-year impact of businesses acquired in 1991 as well as additional acquisitions in 1992.

     Income from operations was 14.0% of revenue in 1991 and 13.9% in 1992.
WM International reduced operating expenses as a percent of revenue by initiating efficiencies at acquired businesses, as well as by spreading fixed costs over greater volumes. These efforts were partially offset by deteriorating economic conditions in many of its markets. In addition, selling and administrative expenses increased to 14.6% of revenue in 1992 compared to 14.1% in 1991, as a result of enhancing country management organizations, as well as the corporate headquarters group, to more efficiently manage and control the business.

- ----------------------------------------------------------------------------
1993 OPERATIONS COMPARED TO 1992:

WMI     Revenues for WMI were $4,702,166,000 in 1993 compared with
$4,309,614,000 in 1992. 1993 revenue growth by line of business is analyzed in the following table:

Residential                                   9.2%
Commercial                                    7.1
Rolloff and industrial                       10.1
Disposal, transfer and other                 10.7
      Total                                   9.1%

     Volume increases accounted for revenue growth of approximately 6.8%, whereas acquisitions accounted for approximately 2.8%. Pricing pressures experienced by the solid waste industry in the United States in 1992 persisted in 1993. Prior to the fourth quarter of 1993, prices in general had not increased in twelve to eighteen months, and had deteriorated slightly in the latter portion of the period. WMI implemented selective price increases effective October 1, 1993, but the ability to sustain or expand the scope of such price increases remains uncertain. For the year, price had a negative impact of about .5% on 1993 revenue growth. Volume increases in 1993 came from continued growth in special waste and increased market share as a result of a substantial investment in the sales and marketing areas during the third and fourth quarters of 1992. Disposal volume in 1993 was also helped by a contract to dispose of debris from Hurricane Andrew in Florida.

     While the slow recovery from the recent recession is believed to have been a significant factor in WMI's results, there is some evidence that the real rate of growth in the generation of solid waste in the United States is slowing. In addition, a greater percentage of the waste is being recycled than was the case ten years ago, and recycling is anticipated to continue growing for the next several years. The result is that landfill volumes are tending to remain relatively constant and may even decline slightly. As a consequence, WMI's revenue growth is expected to slow and pressure on disposal margins is expected to continue.

     Operating margins (after operating, selling and administrative expenses, and goodwill amortization, but before special charges) were 20.4% of revenue in 1993 compared to 21.0% in 1992. Operating expenses as a percentage of revenue benefited from increased volumes to absorb the fixed portion of such costs as well as WMI's progress in internalizing disposal volume, but price weakness largely offset these gains. Selling and administrative expenses at the beginning of the year reflected the significant 1992 investment in the sales and marketing areas discussed above, but moved downward steadily as a percentage of revenue through the first three quarters of 1993, as personnel were trained and became more productive and administrative cost reduction programs were implemented. Both operating and selling and administrative expenses increased, in both dollars and as a percentage of revenue, in the fourth quarter as a result of reorganization-related expenses, including workforce reductions and relocations. While it is anticipated that such increased costs will carry over into 1994, management believes that when completed, the reorganization will improve efficiency and enhance margins.

CWM CORE BUSINESS (EXCLUDING RUST) Revenues were $661,860,000 in 1993 compared with $755,088,000 on a pro forma basis for 1992. The 12.3% net decrease in 1993 revenue was attributable approximately .4% to price and 14.2% to volume, partially offset by a 2.3% increase related to acquisitions. Price decreases in chemical waste services were partially offset by price increases in low-level radioactive waste services. Volume declines resulted from a decline in environmental remediation projects generating hazardous waste for offsite treatment and disposal at CWM facilities, an uncertain regulatory environment regarding hazardous waste management, Superfund and other special cleanup requirements for industry, the effects of the sluggish economy on CWM's customers, and softness in the commercial hazardous waste incineration market, leading to reduced pricing. CWM believes that there is currently excess capacity in the incineration marketplace and that this situation will continue for the foreseeable future. CWM's results were also impacted by reduced activity resulting from the change in Federal government administration and unusual weather in some western and eastern states in the first quarter of 1993 as well as continuing efforts by American industry to reduce waste and manage it on site. 1992 revenue was helped by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

     Base business revenue declined approximately 7% and event business revenue declined approximately 41% in 1993 compared with 1992. Event business accounted for 10.6% of revenue in 1993 compared with 15.8% in 1992.

     In the third quarter of 1993, CWM completed a study of its business and announced a strategic reconfiguration of its operations to meet current market demand. Among the actions CWM is taking as part of its program to reduce costs and improve efficiency are elimination of approximately 1,200 positions by year-end 1994, consolidation of operations in its treatment and land disposal group, restructuring of its sales and service regions, sale of selected service centers in marginal service lines and geographies, seeking of one or more joint venture partners and consideration of other strategic alternatives for its Port Arthur, Texas incinerator, and centralization of several functions to improve efficiencies. CWM is restructuring its operations on the assumption that future base business revenue growth, if any, will not keep pace with the economic recovery, and it will not make investments which are primarily supported by event business volumes.

     In connection with the restructuring, CWM recorded a charge of $550,000,000 before tax, including $381,000,000 to write down assets, primarily incinerators, and $169,000,000 for probable cash expenditures (the majority of which will be made by the end of 1994 except for closure, post-closure and related costs at facilities closed or to be closed) related to actions CWM has taken or plans to take as part of its program to reduce costs, improve efficiency and structure the company to meet the current market demand. CWM expects that the cash expenditures will be primarily funded by cash flow from operations and income tax refunds. CWM estimates that the full impact of the restructuring will reduce overhead, including depreciation and amortization, by approximately $60 million annually.

     Operating expenses (excluding special charges) as a percentage of revenue were 76.5% in 1993 compared with 56.3% in 1992. The shift in revenue mix toward an increased percentage of treatment revenue, which has lower margins, compared to direct disposal services revenue, which has higher margins, increased operating expenses in dollars as well as a percentage of revenue in 1993. Also, a large component of operating expenses in the core business is fixed and, as 1993 revenue decreased, such expenses increased as a percentage of revenue.

     Selling and administrative expenses as a percentage of revenue were 19.3% in 1993 compared with 15.4% in 1992. The increase is due primarily to the decline in revenue.

WTI     Revenues for 1993 increased 23%, to $1,142,219,000, compared with pro forma revenue of $928,313,000 for the previous year. Approximately 40% of this growth came from air and water quality control companies acquired during 1992 and 1993. Businesses acquired during 1993 significantly expanded WTI's capability to meet the water and wastewater management needs of industrial customers and provided entry into certain regional biosolids and air quality equipment markets, as well as additional wastewater treatment technology. Successful project development efforts are responsible for an additional 30% of the 1993 revenue increase and include the full year impact of the North Broward County trash-to-energy facility, the third quarter 1993 start of commercial operations at WTI's NYOFCO biosolids pelletizer facility located in New York City, and construction revenue from the Lisbon, Connecticut trash-to-energy facility being built by WTI for the Eastern Connecticut Resource Recovery Authority ("ECRRA"). Construction began in the third quarter of 1993 on the Lisbon facility, which will be operated by WTI under a long-term contract with ECRRA following scheduled facility completion in late 1995. Existing business growth contributed the remaining 30% of revenue growth in 1993 compared with 1992. Major factors in this internal growth were higher revenues from air quality control system construction and installation, and greater tonnage at certain trash-to-energy facilities with related increases in trash disposal and electrical generation revenue. Pricing for non-contract, or spot, trash disposal remained, on average, at approximately 1992 levels. Energy businesses represented approximately 52% of consolidated 1993 revenue, while the water and air businesses accounted for 32% and 16%, respectively.

     On February 16, 1994, a Connecticut Superior Court judge issued his decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of a permit to construct the Lisbon, Connecticut trash-to-energy facility currently being built by WTI. In his ruling, the judge agreed with WTI's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. WTI intends to pursue aggressively favorable resolution of this permit remand through appropriate judicial and regulatory procedures. Although WTI believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with ECRRA, the facility's owner, such consequences might require WTI to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on WTI's financial condition and results of operations. The impact on the Company's consolidated financial condition and results of operations, although adverse, would not likely be material.

     Operating expenses increased to 69.4% of revenue in 1993 from 68.3% in 1992. This increase reflects primarily the effects, including the amortization of goodwill associated with acquisitions, of changes in business mix brought about by the growth of air and water operations. In part because they are less capital intensive, these businesses typically have lower gross margins than WTI's energy operations. Selling and administrative expenses increased in absolute terms in 1993 compared with pro forma 1992 levels but decreased as a percent of revenue to 9.4% for 1993 compared with 10.5% the previous year. The decline is attributable to the integration of acquired companies into existing businesses and to continuing company-wide administrative cost containment efforts.

WM INTERNATIONAL     WM International revenue was $1,411,211,000 in 1993
compared with $1,445,734,000 in 1992. Components of revenue change are as follows:

                                                             Percentage
                                                         Increase/(Decrease)
- ----------------------------------------------------------------------------
Price increases                                                 3.7%
Volume (including start-ups)                                   (6.2)
Purchased businesses                                           17.7
Foreign currency translation                                  (17.6)
                                                              ------
      Total                                                    (2.4)%
                                                              ======

     WM International was able to achieve revenue growth (excluding currency translation) despite a depressed economy in Europe, which accounts for roughly 80% of total revenue, and the volume decrease which relates primarily to the transition of the Hong Kong Chemical Waste Treatment Facility from the construction phase of the project to the operational phase in the first quarter of 1993. Price increases slowed in the second half of 1993 as inflation declined. Landfill revenues were constrained by delays in obtaining permits, particularly in Italy. While WM International continues to pursue attractive acquisitions, it believes that it is now well positioned in many of its markets, and intends to be more selective with respect to acquisitions.

     WM International is also focusing on certain markets, particularly in the developing countries of Asia, which offer few attractive acquisition targets but present opportunities in environmental infrastructure projects which WM International is pursuing. Growth in these markets will be dependent on the ability of WM International to win and to finance such projects.

     A significant portion of WM International's revenues arise in currencies other than pounds sterling (its reporting currency) or U.S. dollars. As a result, foreign currency movement has had and will continue to have an impact on reported revenue, expenses and net income. Stated in pounds sterling, WM International's revenue grew 15.3% in 1993 compared to 1992.

     Operating expenses were 71.5% of revenue in both 1993 and 1992. Ongoing improvements in operating efficiency and the effect of changes in country and business mix of revenues were offset by increased goodwill amortization. Selling and administrative expenses were 14.1% of revenue in 1993 compared with 14.6% in 1992. The improvement results from an expanded revenue base to absorb the investment in country and corporate management and administrative infrastructure, as well as the continuing integration of acquired businesses.

RUST     Rust is an engineering and construction company with two broad lines of business: engineering, construction and environmental and infrastructure consulting services, and environmental remediation and other on-site industrial services. Rust also operated an asbestos abatement business through the first four months of 1993. This business was transferred to NSC Corporation ("NSC") in May, 1993, in exchange for a 41% equity interest in NSC and NSC's ownership interest in two industrial services businesses.

     Excluding the effect of the asbestos abatement business, revenues increased 16% in 1993 compared with 1992. Revenue by line of business is shown in the following tables ($000's omitted):

                                                           1992            1993
- -------------------------------------------------------------------------------
Engineering, construction and
  consulting services                                $  619,096      $  798,340
Remediation and
  industrial services                                   677,444         704,360
Asbestos abatement                                      144,510          31,765
                                                     ----------      ----------
      Total                                          $1,441,050      $1,534,465
                                                     ==========      ==========

     Engineering, construction and consulting services revenue grew by 29% in 1993. Acquisitions accounted for 17%, the result of domestic and international acquisitions completed in 1993 and in the latter part of 1992. Price/volume increases in 1993 (12%) were the result of the start-up of several large projects, including one waste-to-energy plant and several manufacturing/processing facilities. Backlog in this business line increased by $219 million, to $719 million at December 31, 1993.

     Remediation and industrial services revenue grew by 4% in 1993 compared with 1992. A decline in revenue related to project delays and cancellations of remedial projects by customers and prospective customers as a result of poor economic conditions was more than offset by an increase in industrial services revenues due to market share gains in existing businesses and 1992 and 1993 acquisitions. Backlog in this business line at December 31, 1993, was $653 million, an increase of $251 million from December 31, 1992.

     Revenue from the WMX family of companies increased $117 million in 1993, to $243 million for the year. Approximately $86 million of this increase related to engineering design and construction projects, with the balance coming from consulting services.

     Operating expenses as a percentage of revenue were 81.5% in 1993 compared with 85.3% in 1992. The improvement resulted from a shift in revenue mix in favor of industrial services and environmental and infrastructure consulting services and projects, which have relatively lower operating costs, improvements in the profitability of the environmental and infrastructure consulting businesses as a result of synergies realized by combining offices with a resulting higher utilization of personnel, and improved operating margins from Rust's international operations.

     During 1992, Brand recorded a special charge of approximately $35.2 million pretax to write down its investment in its asbestos abatement business and provide for certain restructuring costs related to the formation of Rust. Rust had no special charges in 1993.

     Selling and administrative expenses were 10.2% of revenue in 1993 compared with 10.1% in 1992. The increase is primarily due to acquisitions, particularly the acquisition of EnClean, Inc. ("EnClean") in the third quarter of 1993. Acquisitions tend to increase selling and administrative expenses as a percentage of revenue initially but this reverses as the acquired businesses are integrated into existing operations.

- ----------------------------------------------------------------------------
OTHER ITEMS:

GAINS FROM STOCK TRANSACTIONS OF SUBSIDIARIES AND EXCHANGE OF EXCHANGEABLE
LYONS     Gains from stock transactions of subsidiaries arise when common stock is issued by any of the Company's subsidiaries for acquisitions, public offerings, or the exercise of employee stock options. Gains from the exchange of Exchangeable LYONs arise when the holders of such securities exchange them for common stock of CWM owned by the Company.

     The significant increase in gains from stock transactions of subsidiaries in 1992, compared with the 1991 and 1993 amounts, results from the gain ($240,000,000) recognized by the Company, CWM and WTI as a result of the WM International IPO in April of that year. Gains from the exchange of Exchangeable LYONs have declined as the market price of CWM shares has dropped below the point at which an exchange creates an economic benefit to the holder of the LYONs.

     Gains on stock transactions of subsidiaries and the exchange of Exchangeable LYONs may recur in the future; however, the amount or timing of any future gains is largely dependent upon the future market price of the stock of the respective subsidiary. As such gains are recorded by the Company, the minority interest in the related subsidiary will increase.

INTEREST     The following table sets forth the components of consolidated interest expense, net ($000's omitted):

                                           1991            1992            1993
- -------------------------------------------------------------------------------
Interest expense                       $279,941        $310,949        $401,469
Interest income                         (55,800)        (57,693)        (41,432)
Capitalized interest                   (111,383)        (87,897)       (100,591)
                                       --------        --------        --------
  Interest expense, net                $112,758        $165,359        $259,446
                                       ========        ========        ========

     Net interest expense has increased during the three-year period, partially as a result of a management decision, initially made in 1988, to increase the leverage of the Company. The impact of that decision was mitigated in 1992 by lower U.S. interest rates and by the use of the proceeds of the WM International IPO to repay debt. Debt levels increased in 1993 to fund stock repurchase programs, acquisitions and capital expenditures, and approximately $130,000,000 paid to former stockholders of Brand who elected to receive cash in connection with the Brand--Rust merger. Capitalized interest varies, depending upon the level of capital projects such as solid waste landfills, hazardous waste incineration facilities and trash-to-energy plants, that are in process at any point in time.

MINORITY INTEREST     Minority interest increased in 1992 compared with 1991
primarily as a result of the minority share of the gain recognized by CWM and WTI on the WM International IPO, and the minority interest in WM International following the IPO, as well as higher earnings from CWM and WTI. The decline in 1993 reflects the lower earnings of subsidiaries in that year and the minority interest (approximately $78.6 million) in the special charge recorded by CWM.

SUNDRY INCOME, NET     Sundry income was basically flat between 1991 and
1992 and increased in 1993 as a result of a gain recognized in the first quarter by CWM on the sale of shares of common stock of WTI it had held for investment, as well as the Company's increased equity in ServiceMaster Consumer Services Limited Partnership ("ServiceMaster") and Wessex Water Plc ("Wessex").

INCOME TAXES     In August 1993, the U.S. Congress passed and the President signed the Omnibus Budget Reconciliation Act of 1993, which, among other things, increased U.S. Federal income taxes for the Company and its domestic subsidiaries, retroactive in certain cases to January 1, 1993. The provision for income taxes for 1993 is approximately $34 million higher than would have been the case under the 1992 tax law, as a result of the requirement to adjust deferred income taxes in accordance with Statement of Financial Accounting Standards ("FAS") No. 109, and to apply the higher tax rate effective January 1, 1993.

- ----------------------------------------------------------------------------
ACCOUNTING PRINCIPLES:

Effective January 1, 1992, the Company, CWM and WTI adopted FAS No. 106 and FAS No. 109 issued by the Financial Accounting Standards Board ("FASB"). FAS No. 106 requires that the expected costs of certain future postretirement benefits other than pensions be charged to expense during the years in which the employees render service. Previously, the companies recognized these costs on a cash basis. FAS No. 109 required a change in the method of accounting for income taxes to an asset and liability approach.

     As permitted by the FASB, the Company recorded a charge, after tax and minority interest, of $71,139,000 or $.14 per share, for the cumulative effect of these accounting changes. The pro forma effect of these accounting changes on 1991 and, except for the one-time charge, on 1992 earnings was not significant.

     The FASB has issued FAS No. 112--Employers' Accounting for
Postemployment Benefits--and FAS No. 115--Accounting for Certain Investments in Debt and Equity Securities. The Company and its subsidiaries will be required to adopt both Statements in the first quarter of 1994. Based upon its analysis to date, the Company does not believe the adoption of FAS No. 112 will have a material impact on its financial statements as its current accounting is substantially in compliance with the new standard. Other than for short-term investments which are currently accounted for in accordance with the new statement, the Company does not have and does not contemplate acquiring significant investments of the type covered in FAS No. 115.

- ----------------------------------------------------------------------------
ENVIRONMENTAL MATTERS:

The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it benefits from increased government regulation, which increases the demand for its services, and that it has the resources and experience to manage environmental risk.

     As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The accrual for closure and post-closure monitoring costs covers expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of a site, they are expensed as incurred as normal operating costs of a disposal site.

     The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 104 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1993. In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries

(or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRP's"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. Cost estimates are based upon management's judgement and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRP's who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRP's. These estimates sometimes involve a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range, in accordance with FAS No. 5. See Note 4 to the Consolidated Financial Statements for additional details regarding the Company's environmental liabilities.

     Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

     The Company spent $26,100,000, $24,800,000 and $34,800,000 on remedial activities at closed sites in 1991, 1992 and 1993, respectively, and anticipates expenditures of approximately $51,700,000 in 1994.

     In 1991, the Company recorded a charge of $296,000,000 before tax and minority interest, to reflect its then-current estimate of environmental remediation liabilities arising as a result of the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), at disposal sites previously used or operated by the Company and its North American subsidiaries or their predecessors. Amounts charged to income in 1992 and 1993 for remediation liabilities were not material.

     The Company has filed several lawsuits against approximately 160 insurance carriers seeking reimbursement for past and future remedial, defense and tort claim costs at approximately 130 sites. The past cost portion of these claims currently aggregates in excess of $200 million. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any potential insurance recoveries.

     The Company also becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. Such fines and penalties were not material to the Consolidated Statements of Income for 1991, 1992 or 1993.

- ----------------------------------------------------------------------------
FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES:     The Company is in a service industry
and has neither significant inventory nor seasonal variation in receivables. Accordingly, cash flow from operating activities is used primarily for the purchase of property and equipment and acquisitions of businesses. The Company had working capital of $99,958,000 at December 31, 1993, compared to $128,800,000 at December 31, 1992. Current debt increased $156,817,000, a result of the financing requirements discussed below. Accounts receivable increased by $180,567,000 while accounts payable and accrued expenses increased $105,121,000, both results of business growth and acquisitions. Smaller changes in other current asset and current liability accounts represent the balance of the decrease in working capital.

     Long-term and short-term debt increased approximately $1.99 billion from December 31, 1992 to December 31, 1993. Proceeds from the additional borrowings were used to fund acquisitions (including increased equity investments in ServiceMaster and Wessex), capital expenditures, the Brand shares acquired for cash in connection with the Rust--Brand merger, and stock repurchases by the Company and CWM.

     At December 31, 1993, short-term and long-term debt (excluding WTI project debt) were 52.5% of short-term debt and total capital (including minority interest in subsidiaries). In October 1993, Standard and Poor's Corporation announced that it had lowered its rating on the Company's long-term debt from AA to AA-. The Company's short-term debt ratings were not affected. Moody's Investors Service retained the Company's debt rating of A-1. The Company believes its current debt ratings are among the best in its industry and that it is well positioned and has adequate liquidity to meet its current capital needs and finance anticipated growth. In addition, substantial cash is provided by operating activities and a major portion of capital expenditures, including acquisitions and development projects, is discretionary and could be deferred if necessary. Management intends to place increased emphasis on generating positive cash flows in 1994.

ACQUISITIONS AND CAPITAL EXPENDITURES:     Capital expenditures, including
$165,038,000, $330,530,000 and $443,535,000 for property and equipment of purchased businesses in 1991, 1992 and 1993, respectively, are shown in the following table ($000's omitted):

                                       1991            1992            1993
- ----------------------------------------------------------------------------
Land (primarily
  disposal sites)                $  564,610      $  639,489      $  660,226
Buildings and
  leasehold
  improvements                      187,024         196,680         195,472
Vehicles                            293,805         270,712         373,055
Containers                          159,153         168,721         231,586
Other equipment                     382,226         687,593         702,374
                                 ----------      ----------      ----------
      Total                      $1,586,818      $1,963,195      $2,162,713
                                 ==========      ==========      ==========

     During 1993, the Company and its principal subsidiaries acquired 97 businesses for $551,901,000 in cash and notes, 1,046,801 shares of the Company's common stock and 1,635,471 shares of WTI common stock. During 1992, 118 businesses were acquired for $599,045,000 in cash and notes, 1,826,450 shares of the Company's common stock and 6,886,594 shares of common stock of WTI. The Company intends to continue its acquisition program in 1994, but with many of its strategic goals achieved, the emphasis will be on businesses that promise above-average returns or meet remaining strategic objectives. The Board of Directors has approved a capital expenditure budget of $1.55 billion, including intangible assets relating to acquired businesses, for 1994. The Company expects to finance this through cash flow from operations.

CAPITAL STRUCTURE:     During 1988, the Company made the decision to finance
capital expenditures and acquisitions primarily by increasing leverage. During 1991, 1992 and 1993 the Company continued to finance these transactions primarily through the use of debt, taking advantage of favorable interest rates.

     In April 1992, WM International sold 75 million newly issued ordinary shares, representing 20% of the post-offering outstanding shares of WM International, to the public. Subsequent to this offering, the Company, CWM and WTI owned 56%, 12% and 12% respectively, of the outstanding shares of WM International. Proceeds of the offering, net of commissions and expenses, amounted to approximately $700 million and were used to retire then outstanding third party debt of WM International and to repay advances from the Company. In connection with the formation of Rust on January 1, 1993, CWM transferred its ownership in WM International to Rust.

     The following table reflects the increased leveraging of the Company's capital structure due to financing capital expenditures and acquisitions primarily with debt (except for the WM International IPO discussed above):

                                                     December 31
                                       --------------------------------------
                                          1991           1992            1993
- -----------------------------------------------------------------------------
Long-term debt as a percent
   of total capital                      35.8%          38.2%           49.4%
Short-term debt and long-term debt
   as a percent of short-term debt
   and total capital                     39.6%          41.8%           52.5%

     The ratios shown above include Minority Interest in Subsidiaries as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects. The Company believes that its percentage of debt to total capital can be supported by the net cash provided by operating activities.

     The Boards of Directors of each of WMX, CWM and WTI have authorized their respective companies to repurchase shares of their own common stock in the open market or in privately negotiated transactions. The programs extend into 1994 in the case of CWM and 1996 in the case of WTI and WMX. During 1993, WMX repurchased approximately 8.4 million of its shares and CWM repurchased approximately 3.3 million of its shares. During 1992, WMX repurchased approximately 7.6 million shares, WTI approximately 4.2 million shares and CWM approximately 1.5 million shares.

     Subsequent to December 31, 1993, the Company formed an Employee Stock Benefit Trust and sold the 12.8 million shares of treasury stock held at year end to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note.

     Subsequent to December 31, 1993, WMX sold put options on 4.3 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase a share of its common stock at specified prices, which range from $24.375 to $24.841 per share. The options mature in November, 1994. The proceeds ($8,747,000) from the sale of the put options were credited to additional paid-in capital.