Form 10-K, Exhibit 13
period 1993-12-31
WMX TECHNOLOGIES INC
filed 1994-03-30
CIK 104938

                                                                    EXHIBIT 13.2
WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993
(000'S OMITTED EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------

                                                               1991         1992         1993
- ---------------------------------------------------------------------------------------------
REVENUE                                                  $7,550,914   $8,661,027   $9,135,577
- ---------------------------------------------------------------------------------------------
  Operating Expenses                                     $5,165,319   $5,945,762   $6,346,914
  Special Charges                                           296,000      219,900      550,000
  Selling and Administrative Expenses                       910,935    1,048,047    1,128,202
  Goodwill Amortization                                      61,682       77,144       94,391
  Gains from Stock Transactions of Subsidiaries             (38,046)    (263,489)     (15,109)
  Gains from Exchange of Exchangeable LYONs                 (15,470)        (191)           -
  Interest Expense                                          168,558      223,052      300,878
  Interest Income                                           (55,800)     (57,693)     (41,432)
  Minority Interest                                         111,496      156,824       57,986
  Sundry Income, Net                                        (81,659)     (86,741)     (95,424)
- ---------------------------------------------------------------------------------------------
  Income Before Income Taxes and Cumulative Effect
    of Accounting Changes                                $1,027,899   $1,398,412   $  809,171
  Provision For Income Taxes                                421,576      477,237      356,395
- ---------------------------------------------------------------------------------------------
  Income Before Cumulative Effect of Accounting Changes  $  606,323   $  921,175   $  452,776
  Cumulative Effect of Accounting Changes,
    Net of Minority Interest in Portion
    Relating to Subsidiaries--
      Postretirement Benefits, Net of Tax                         -      (36,579)           -
      Income Taxes                                                -      (34,560)           -
- ---------------------------------------------------------------------------------------------
NET INCOME                                               $  606,323   $  850,036   $  452,776
=============================================================================================
AVERAGE SHARES AND EQUIVALENT SHARES OUTSTANDING            493,167      493,948      485,374
=============================================================================================
EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
  Before Cumulative Effect of Accounting Changes              $1.23        $1.86        $0.93
  Cumulative Effect of Accounting Changes--
    Postretirement Benefits                                       -         (.07)           -
    Income Taxes                                                  -         (.07)           -
- ---------------------------------------------------------------------------------------------
NET INCOME                                                    $1.23        $1.72        $0.93
=============================================================================================

The accompanying notes are an integral part of these statements.

WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 1992 AND 1993
($000's OMITTED EXCEPT PER SHARE AMOUNTS)

                                                        1992            1993
- ----------------------------------------------------------------------------
CURRENT ASSETS
  Cash                                           $     6,473    $         --
  Short-term investments                              61,599         126,382
  Accounts receivable, less reserve of
   $57,493 in 1992 and $63,146 in 1993             1,574,798       1,762,091
  Employee receivables                                16,396           9,670
  Parts and supplies                                 126,594         148,022
  Costs and estimated earnings in excess of
   billings on uncompleted contracts                 379,841         339,364
  Refundable income taxes                             35,084          54,001
  Prepaid expenses                                   307,587         337,990
- ----------------------------------------------------------------------------
      Total Current Assets                       $ 2,508,372     $ 2,777,520
- ----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost
  Land, primarily disposal sites                 $ 3,048,834     $ 3,625,412
  Buildings                                        1,101,827       1,223,139
  Vehicles and equipment                           6,141,322       6,856,044
  Leasehold improvements                              90,692         100,262
- ----------------------------------------------------------------------------
                                                 $10,382,675     $11,804,857
  Less--Accumulated depreciation and
    amortization                                  (2,624,472)     (3,035,398)
- ----------------------------------------------------------------------------
      Total Property and Equipment, Net          $ 7,758,203     $ 8,769,459
- ----------------------------------------------------------------------------
OTHER ASSETS
  Intangible assets relating to acquired
   businesses, net                               $ 2,779,616     $ 3,461,331
  Funds held by trustees for acquisition or
   construction                                      153,803         116,949
  Sundry, including other investments                914,186       1,139,217
- ----------------------------------------------------------------------------
      Total Other Assets                         $ 3,847,605     $ 4,717,497
- ----------------------------------------------------------------------------
        Total Assets                             $14,114,180     $16,264,476
============================================================================

CURRENT LIABILITIES
  Portion of long-term debt payable within
   one year                                      $   597,674     $   754,491
  Accounts payable                                   724,418         818,501
  Accrued expenses                                   852,436         863,474
  Unearned revenue                                   205,044         241,096
- ----------------------------------------------------------------------------
      Total Current Liabilities                  $ 2,379,572     $ 2,677,562
- ----------------------------------------------------------------------------
DEFERRED ITEMS
  Income taxes                                   $   375,316     $   448,706
  Investment credit                                   30,606          27,006
  Other                                            1,417,643       1,457,607
- ----------------------------------------------------------------------------
      Total Deferred Items                       $ 1,823,565     $ 1,933,319
- ----------------------------------------------------------------------------
LONG-TERM DEBT, less portion payable within
 one year                                        $ 4,312,511     $ 6,145,584
- ----------------------------------------------------------------------------
MINORITY INTEREST IN SUBSIDIARIES                $ 1,278,887     $ 1,348,559
- ----------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                    $               $
- ----------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, $1 par value (issuable
   in series); 50,000,000 shares authorized;
   none outstanding during the years             $        --     $        --
  Common stock, $1 par value; 1,500,000,000
   shares authorized; 496,203,373 shares issued
   in 1992 and 496,216,829 in 1993                   496,203         496,217
  Additional paid-in capital                         708,296         668,470
  Cumulative translation adjustment                 (166,566)       (245,587)
  Retained earnings                                3,521,190       3,693,108
- ----------------------------------------------------------------------------
                                                 $ 4,559,123     $ 4,612,208
Less--Treasury stock; 6,026,274 shares in 1992
        and 12,763,884 in 1993, at cost              204,490         425,097
      1988 Employee Stock Ownership Plan              34,988          27,659
- ----------------------------------------------------------------------------
      Total Stockholders' Equity                 $ 4,319,645     $ 4,159,452
- ----------------------------------------------------------------------------
        Total Liabilities and Stockholders'
         Equity                                  $14,114,180     $16,264,476
============================================================================

The accompanying notes are an integral part of these balance sheets.

WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1991, 1992 AND 1993
INCREASE (DECREASE) IN CASH
($000'S OMITTED)

- ----------------------------------------------------------------------------------------------------------------
                                                                            1991            1992            1993
- ----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Income before cumulative effect of
      accounting changes                                             $   606,323     $   921,175    $    452,776
   Adjustments to reconcile income before
      cumulative effect of accounting changes to
      net cash provided by operating activities:
         Depreciation and amortization                                   592,788         714,069         796,691
         Deferred income taxes and investment credit                      97,132         233,791         278,088
         Interest on Liquid Yield Option Notes (LYONs)                    34,804          36,424          37,162
         Gain on sale of property and equipment, and
            of investments by subsidiary                                  (4,486)         (4,659)        (14,061)
         Contribution to 1988 Employee Stock Ownership Plan                3,231           5,551           7,329
         Gains from stock transactions of subsidiaries                   (38,046)       (263,489)        (15,109)
         Gains from exchange of Exchangeable LYONs                       (15,470)           (191)             --
         Special charges, net of tax and minority interest               181,112         116,375         285,300
   Changes in assets and liabilities, net of effects of
      acquired companies:
         Receivables                                                    (100,023)        (89,467)       (112,489)
         Other current assets                                            (14,588)       (350,315)         41,038
         Sundry other assets                                             (96,269)         39,862         (29,445)
         Accounts payable                                                 10,057          23,155          33,328
         Accrued expenses and unearned revenue                           (26,253)         10,750        (301,039)
         Deferred other items                                             33,853        (201,530)       (147,321)
         Minority interest in subsidiaries                               211,480          79,140          84,037
- ----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            $ 1,475,645     $ 1,270,641     $ 1,396,285
- ----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Short-term investments                                            $    18,996     $    72,913     $   (56,891)
   Capital expenditures                                               (1,409,780)     (1,632,665)     (1,719,178)
   Proceeds from sale of property and equipment, and
      of investments by subsidiary                                        66,991          95,942         134,169
   Cost of acquisitions, net of cash acquired                           (459,812)       (599,045)       (551,901)
   Other investments                                                    (140,387)         66,414        (185,256)
   Purchase of Brand stock related to Rust merger                             --              --        (129,524)
- ----------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                               $(1,923,992)    $(1,996,441)    $(2,508,581)
- ----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

- -------------------------------------------------------------------------------------------------------------------------
                                                                       1991                 1992                 1993
- -------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Cash dividends paid                                               $(206,427)          $ (246,050)          $  (280,858)
  Proceeds from issuance of indebtedness                              943,511            1,274,549             3,407,759
  Repayments of indebtedness                                         (261,808)            (807,682)           (1,712,794)
  Proceeds from exercise of stock options, net                         27,507               49,391                12,018
  Proceeds from Waste Management International
    plc initial public offering                                           --               700,032                    --
  Stock repurchases by Company and subsidiaries                       (45,950)            (339,966)             (315,302)
  Preferred stock redemption by subsidiary                                --                    --                (5,000)
- -------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           $ 456,833           $  630,274           $ 1,105,823
- -------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                     $   8,486           $  (95,526)          $    (6,473)
Cash at beginning of year                                              93,513              101,999                 6,473
- -------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                 $ 101,999           $    6,473           $        --
=========================================================================================================================
The Company considers cash to include currency on hand
  and demand deposits with banks.

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest, net of amounts capitalized                            $  133,754          $  186,628           $   263,716
    Income taxes, net of refunds received                           $  355,556          $  246,922           $   331,803

Supplemental schedule of noncash investing and
  financing activities:
    LYONs converted into common stock of the Company                $   2,753           $    2,390           $     3,329
    Exchangeable LYONs exchanged into common stock
      of CWM owned by the Company                                   $  21,976           $      340           $        --
    Liabilities assumed in acquisitions of businesses               $ 346,388           $  405,558           $   673,129
    Fair market value of Company and subsidiary stock
      issued for acquired businesses                                $ 168,331           $  178,885           $    64,500

WMX TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 1993
($000'S OMITTED)

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            1988
                                                                                 Cumulative                              Employee
                                                                  Additional     Translation                               Stock
                                                     Common         Paid-in       Adjustment    Retained    Treasury     Ownership
                                                      Stock         Capital       Gain/(Loss)   Earnings     Stock          Plan
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                            $488,665      $675,963       $  34,851      $2,517,308  $     --     $43,770
- -----------------------------------------------------------------------------------------------------------------------------------
  Net income for the year                           $     --      $     --       $      --      $  606,323  $     --     $    --
  Cash dividends                                          --            --              --        (206,427)       --          --
  Stock issued upon exercise of stock options          1,371        12,813              --              --   (12,277)         --
  Treasury stock received in connection
     with exercise of stock options                       --            --              --              --    11,821          --
  Contribution to 1988 ESOP (238,384 shares)              --            --              --              --        --      (3,231)
  Treasury stock received as settlement for claims        --            --              --              --       456          --
  Common stock issued upon
    conversion of LYONs                                  226         2,527              --              --        --          --
  Common stock issued for acquisitions                 3,359        30,371              --              --        --          --
  Tax benefit of non-qualified
    stock options exercised                               --        12,867              --              --        --          --
  Transfer of equity interests
    among controlled subsidiaries                         --       (12,190)             --              --        --          --
  Cumulative translation adjustment
    of foreign currency statements                        --            --           5,612              --        --          --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991                          $493,621      $722,351       $  40,463      $2,917,204  $     --     $40,539
- -----------------------------------------------------------------------------------------------------------------------------------
  Net income for the year                           $     --      $     --       $      --      $  850,036  $     --     $    --
  Cash dividends                                          --            --              --        (246,050)       --          --
  Stock repurchase (7,588,300 shares)                     --            --              --              --   257,950          --
  Stock issued upon exercise of stock options            809       (19,000)             --              --   (62,432)         --
  Treasury stock received in connection
    with exercise of stock options                        --            --              --              --    15,153          --
  Contribution to 1988 ESOP (303,226 shares)              --            --              --              --        --      (5,551)
  Treasury stock received as settlement for claims        --            --              --              --     1,717          --
  Stock issued upon conversion of LYONs                   44        (2,200)             --              --    (4,546)         --
  Stock issued for acquisitions                        1,729         6,462              --              --    (3,352)         --
  Tax benefit of non-qualified
    stock options exercised                               --        20,303              --              --        --          --
  Transfer of equity interests
    among controlled subsidiaries                         --       (19,620)             --              --        --          --
  Cumulative translation adjustment
    of foreign currency statements                        --            --        (207,029)             --        --          --
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                          $496,203      $708,296       $(166,566)     $3,521,190  $204,490     $34,988
- ----------------------------------------------------------------------------------------------------------------------------------
  Net income for the year                           $     --      $     --       $      --      $  452,776  $     --     $    --
  Cash dividends                                          --            --              --        (280,858)       --          --
  Stock repurchase (8,443,400 shares)                     --            --              --              --   278,363          --
  Stock issued upon exercise of stock options             14        (8,749)             --              --   (18,285)         --
  Treasury stock received in connection
    with exercise of stock options                        --            --              --              --       357          --
  Contribution to 1988 ESOP (362,036 shares)              --            --              --              --        --      (7,329)
  Treasury stock received as settlement for claims        --            --              --              --     3,429          --
  Stock issued upon conversion of LYONs                   --        (4,553)             --              --    (7,882)         --
  Stock issued for acquisitions                           --        (4,655)             --              --   (35,375)         --
  Tax benefit of non-qualified
    stock options exercised                               --         2,825              --              --        --          --
  Transfer of equity interests
    among controlled subsidiaries                         --       (24,694)             --              --        --          --
  Cumulative translation adjustment
    of foreign currency statements                        --            --         (79,021)             --        --          --
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                          $496,217      $668,470       $(245,587)     $3,693,108  $425,097     $27,659
- -----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

WMX TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000's OMITTED IN ALL TABLES EXCEPT PER SHARE AMOUNTS)


NOTE 1
SUMMARY OF ACCOUNTING POLICIES
- ----------------------------------------------------------------------------
REVENUE RECOGNITION     The Company recognizes revenue from long-term
engineering and construction contracts on the percentage-of-completion basis with losses recognized in full when identified. Other revenues are recognized when the services are performed.

PRINCIPLES OF CONSOLIDATION     The Company's financial statements are
prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

FOREIGN CURRENCY     Certain foreign subsidiaries' assets and liabilities
are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange gains (losses)
(net of related income taxes and minority interest) of ($2,634,000), $5,100,000 and ($529,000) are included in the Consolidated Statements of Income for 1991, 1992 and 1993, respectively.

INCOME TAXES     Effective January 1, 1992, the Company and its principal
subsidiaries changed their method of accounting for income taxes as a result of the early adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The 1992 cumulative effect of this change, after minority interest in the portion relating to Wheelabrator Technologies Inc. ("WTI"), was a charge of $34,560,000, or $.07 per share. The cumulative charge resulted primarily from increasing deferred taxes previously discounted, a method not permitted under FAS 109, valuation allowances against deferred tax assets and adjustments for rate differences. The proforma effect of this accounting change on previously reported 1991 and, except for the one-time charge, on 1992 earnings was not significant.
     In accordance with FAS 109, the Company recorded an increase in the tax provision of $14,000,000 in the third quarter of 1993 for the impact of the Omnibus Budget Reconciliation Act of 1993 on deferred taxes.






















































     The following tables set forth income before income taxes, showing domestic and international sources, and the income tax provision indicating amounts relating to the respective governmental entities shown, for the years indicated:

INCOME BEFORE INCOME TAXES              1991            1992            1993
- ----------------------------------------------------------------------------
Domestic                          $  879,807      $1,214,342        $637,636
International                        148,092         184,070         171,535
                                  ----------      ----------        --------
                                  $1,027,899      $1,398,412        $809,171
                                  ==========      ==========        ========
INCOME TAX PROVISION (BENEFIT)
- ----------------------------------------------------------------------------
Current tax expense
  U. S. Federal                   $  276,988      $  159,795        $137,966
  State and local                     58,701          46,208          30,715
  Foreign                             49,730          53,376          36,532
                                  ----------      ----------        --------
Total current                     $  385,419      $  259,379        $205,213
                                  ----------      ----------        --------
Deferred tax expense
  U. S. Federal                   $   21,262      $  152,742        $ 92,171
  State and local                      3,318          38,319          30,284
  Foreign                             15,494          30,799          32,327
                                  ----------      ----------        --------
Total deferred                    $   40,074      $  221,860        $154,782
                                  ----------      ----------        --------
U. S. Federal benefit from
 amortization of deferred
 investment credit                $   (3,917)     $   (4,002)       $ (3,600)
                                  ----------      ----------        --------
Total provision                   $  421,576      $  477,237        $356,395
                                  ==========      ==========        ========
     The Federal statutory tax
rate in 1991, 1992 and 1993 is
reconciled to the effective tax
rate as follows:
- ----------------------------------------------------------------------------
Federal statutory rate                  34.0%           34.0%           35.0%
State and local taxes, net of
 Federal benefit                         4.0             4.0             4.9
Amortization of deferred
 investment credit                      (0.4)           (0.3)           (0.4)
Amortization of intangible assets
 relating to acquired businesses         2.0             1.9             4.1
Federal tax credits                     (0.8)           (0.6)           (1.4)
Non-taxable gains on issuance of
 stock by subsidiaries                  (1.3)           (6.4)           (0.7)
Non-deductible minority interest         4.0             3.4             2.9
Adjustment of deferred income
 taxes due to Omnibus Budget
 Reconciliation Act                       --              --             1.7
Other, net                              (0.5)           (1.9)           (2.1)
                                        ----            ----            ----
Effective tax rate                      41.0%           34.1%           44.0%
                                        ====            ====            ====

     The Company uses the "deferral method" of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.
     Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. For 1991, the primary components were the tax over financial statement depreciation and the future tax benefits of the special charges discussed in Note 11. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach. The primary components that comprise the 1992 and 1993 deferred tax (assets) liabilities are as follows:

                                                           1992            1993
- -------------------------------------------------------------------------------
Reserves not deductible until paid                   $ (484,778)     $ (538,062)
Deferred revenue                                        (28,352)        (27,714)
Net operating losses and tax
  credit carryforwards                                  (20,176)        (43,028)
Other                                                  (172,272)       (104,059)
Valuation allowance                                      35,637          29,890
                                                     ----------      ----------
      Subtotal                                       $ (669,941)     $ (682,973)
                                                     ----------      ----------
Property and equipment                               $  845,420      $  948,024
Other                                                   199,837         183,655
                                                     ----------      ----------
      Subtotal                                       $1,045,257      $1,131,679
                                                     ----------      ----------
Net deferred tax liabilities                         $  375,316      $  448,706
                                                     ==========      ==========

     The Company's subsidiaries have approximately $21 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. Also, various subsidiaries have operating loss carryforwards of approximately $225 million with expiration dates through the year 2008. Valuation allowances have been established for uncertainties in realizing the tax benefit of certain net loss carryforwards and tax benefits attributed to the basis differences in certain assets. In 1993, the valuation allowance decreased as a result of changes in legislation regarding tax amortization of intangibles, partially offset by increases due to uncertainty of certain state and foreign tax benefits.
     The Company has concluded that development and expansion of its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.
     The gain of $38,046,000 before minority interest in 1991 resulting from the issuance of shares by Chemical Waste Management, Inc. ("CWM"), WTI and The Brand Companies Inc. ("Brand"), the gain of $240,000,000 before minority interest in 1992 resulting from the initial public offering of 75,000,000 ordinary shares of Waste Management International plc ("WM International") and the gain of $15,109,000 before minority interest recognized by CWM and WTI in connection with shares issued by Rust International Inc. ("Rust") as part of the Brand merger in 1993 were non-taxable events. The Company intends to control its investments in CWM and WTI, and the Company, WTI and CWM intend to control their investments in WM International and Rust to maintain the non-taxable status of the gains; therefore, deferred income taxes have not been provided.

SHORT-TERM INVESTMENTS     The Company's short-term investments primarily
consist of securities having an investment grade of not less than A and a term to maturity generally of less than one year, and because the investments are always held to maturity, are carried at cost. Such investments include, but are not limited to, tax-exempt securities, certificates of deposit and Euro-dollar time deposits.
     The Financial Accounting Standards Board ("FASB") has issued Statement
No. 115--Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"). The Company and its subsidiaries will be required to adopt this statement in the first quarter of 1994. Other than the short-term investments discussed above, which are accounted for in compliance with FAS 115, the Company does not have and does not contemplate acquiring significant investments of the type covered in FAS 115.

CELL DEVELOPMENT COST     Preparation costs for individual secure land
disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems and gas collection and leachate collection systems. Unamortized prepaid cell construction cost at December 31, 1992 and 1993, was $124,638,000 and $146,985,000, respectively.

ENVIRONMENTAL LIABILITIES     The Company provides for estimated closure
and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs for U.S. landfills are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and the proposed air emissions standards under the Clean Air Act, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Substantially the same standards are applied to estimate costs for foreign sites, even though current regulations in some foreign jurisdictions are less strict. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of the site, they are expensed as incurred.
     The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 104 sites listed on the Superfund National Priority List (NPL). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRP's") and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgement and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available.
     See Note 4 for additional information.

CONTRACTS IN PROCESS     Information with respect to contracts in process at
December 31, 1992 and 1993 is as follows:

                                                                  1992             1993
- ---------------------------------------------------------------------------------------
Costs and estimated earnings on uncompleted contracts      $ 3,924,029      $ 3,741,386
Less: Billings on uncompleted contracts                     (3,586,419)      (3,474,386)
                                                           -----------      -----------
  Total contracts in process                               $   337,610      $   267,000
                                                           ===========      ===========

     Contracts in process are included in the Consolidated Balance Sheets under the following captions:

Costs and estimated earnings in excess of billings on
  uncompleted contracts                                    $   379,841      $   339,364
Billings in excess of costs and estimated earnings on
  uncompleted contracts (included in unearned revenue)         (42,231)         (72,364)
                                                           -----------      -----------
  Total contracts in process                               $   337,610      $   267,000
                                                           ===========      ===========

     All contracts in process are expected to be billed and collected within five years.
     Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1993, is $44,828,000, including $7,601,000 that is expected to be collected after one year. At December 31, 1992, retainage was $26,897,000.

PROPERTY AND EQUIPMENT     Property and equipment (including major repairs and
improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operations. Disposal sites are carried at cost and to the extent this exceeds end use realizable value, such excess is amortized over the estimated life of the disposal site. Disposal site improvement costs are capitalized and charged to operations over the shorter of the estimated usable life of the site or the improvement.

DEPRECIATION AND AMORTIZATION     The cost, less estimated salvage value, of
property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

INTANGIBLE ASSETS     Intangible assets relating to acquired businesses as of
December 31, 1992 and 1993, consist primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of forty years. The accumulated amortization of intangible assets amounted to $284,508,000 and $364,251,000 as of December 31, 1992 and 1993, respectively.
     On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

CAPITALIZED INTEREST     Interest has been capitalized on significant landfills,
trash-to-energy plants and other projects under development in accordance with Statement of Financial Accounting Standards No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $111,383,000 in 1991, $87,897,000 in 1992 and $100,591,000 in 1993.

GAIN RECOGNITION ON SALE OF SUBSIDIARIES' STOCK     It is the Company's policy
to record in income gains from the sale or other issuance of previously unissued stock by its subsidiaries.

RESTATEMENT     Certain amounts in previously issued financial statements have been restated to conform to 1993 classifications.

- --------------------------------------------------------------------------------

NOTE 2
BUSINESS COMBINATIONS

All significant businesses acquired through December 31, 1993, and treated as poolings of interests have been included retroactively in the financial statements as if the companies had operated as one entity since inception. All businesses acquired through December 31, 1993, and accounted for as purchases are included in the financial statements from the date of acquisition.
     During 1991, the Company and its principal subsidiaries acquired 94 businesses for $459,812,000 in cash (net of cash acquired) and notes, 3,359,041 shares of the Company's common stock, 1,429,490 shares of Brand common stock and 3,162,476 shares of WTI common stock. In addition, in March 1991, CWM exercised an option to acquire an additional 660,806 shares of Brand. Thirty-two of the aforementioned 1991 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.
     During 1992, the Company and its principal subsidiaries acquired 118 businesses for $599,045,000 in cash (net of cash acquired) and notes, 1,826,450 shares of the Company's common stock and 6,886,594 shares of common stock of WTI. Twenty-seven of the aforementioned 1992 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.
     During 1993, the Company and its principal subsidiaries acquired 97 businesses for $551,901,000 in cash (net of cash acquired) and notes, 1,046,801 shares of the Company's common stock and 1,635,471 shares of common stock of WTI. These acquisitions were accounted for as purchases.

     The following summarizes the pro forma effect of businesses acquired and accounted for as purchases (including those which otherwise met pooling of interests criteria but were not significant in the aggregate) in 1991, 1992 and 1993 as if they had been acquired as of January 1 of the preceding year (Unaudited):

                                               1991          1992          1993
- -------------------------------------------------------------------------------
Revenue as reported                      $7,550,914    $8,661,027    $9,135,577
Revenue of purchased businesses
  for period prior to acquisition
  as stated above                           892,947     1,000,812       290,613
                                         ----------    ----------    ----------
Pro forma revenue                        $8,443,861    $9,661,839    $9,426,190
                                         ==========    ==========    ==========
Income before cumulative effect of
  accounting changes as reported         $  606,323    $  921,175    $  452,776
Net income of purchased businesses
  for period prior to acquisition
  as stated above                            25,391        30,685         3,429
Adjustment for interest
  and goodwill amortization                 (52,752)      (59,229)      (13,417)
                                         ----------    ----------    ----------
Pro forma income before cumulative
  effect of accounting changes           $  578,962    $  892,631    $  442,788
                                         ==========    ==========    ==========
Earnings per share before cumulative
  effect of accounting changes
  as reported                            $     1.23    $     1.86    $     0.93
Effect of purchased businesses prior
  to acquisition as stated above               (.06)         (.05)         (.02)
                                         ----------    ----------    ----------
Pro forma earnings per share
  before cumulative effect
  of accounting changes                  $     1.17    $     1.81    $     0.91
                                         ==========    ==========    ==========

     In August 1991, CWM and WTI each acquired a 15% fully-diluted equity interest in WM International, a corporation which holds substantially all of the waste management and related service business interests of the Company outside of North America. WTI acquired the shares by issuing approximately 12,000,000 shares of its common stock to the Company. CWM financed the purchase by issuing a 10-year, convertible subordinated debenture to the Company in the amount of $168,974,000 with interest payable at 6% per year. The debenture was converted, in accordance with its terms, into 8,046,380 shares of CWM common stock on December 31, 1992.
     In April 1992, WM International sold 75,000,000 newly issued ordinary shares, representing 20% of the post-offering outstanding shares of that company, to the public. Following the offering, the Company, CWM and WTI owned 56%, 12% and 12%, respectively, of the outstanding shares of WM International.
     Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in Brand and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environment and infrastructure consulting businesses, its London-based international engineering unit and certain other assets. On May 7, 1993, Brand was merged into a subsidiary of Rust. As of December 31, 1993, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining shares held by the public.
































- -------------------------------------------------------------------------------
NOTE 3
DEBT

The details relating to debt (including capitalized leases, which are not material) as of December 31, 1992 and 1993, are as follows:

                                                             1992          1993
- -------------------------------------------------------------------------------
Commercial Paper, interest 3.19% to 3.58%              $  837,733    $1,376,197
Tailored Rate ESOP Notes, interest 2.68% to 2.87%          50,000        50,000
Debentures, interest 8-3/4%, due 2018                     250,000       249,085
Notes, interest 4-5/8% to 7.875%, due 1995-2011         1,074,500     2,200,000
Step-Up Notes, interest 4.1% through September 30,
  1994 and 7.7% thereafter, due 2002                      300,000       300,000
Solid waste disposal revenue bonds,
  interest 6% to 9.75%, due 1994-2013                     284,720       280,685
Installment loans and notes payable,
  interest 6% to 9.4%, due 1994-2020                      555,439       978,691
Project Debt, interest 2.5% to 13-7/8%,
  due 1994-2010                                           894,970       810,612
Other long-term borrowings                                 37,129        35,616
Liquid Yield Option Notes, zero coupon-
  subordinated, interest 9%, due 2001                      13,618        11,334
Liquid Yield Option Notes, zero coupon-
  subordinated, interest 6%, due 2012                     409,216       426,005
Liquid Yield Option Notes, zero coupon-
  subordinated, interest 6%, due 2010                     202,860       181,850
                                                       ----------    ----------
Total debt                                             $4,910,185    $6,900,075
Less--current portion                                     597,674       754,491
                                                       ----------    ----------
Long-term portion                                      $4,312,511    $6,145,584
                                                       ==========    ==========

The long-term debt as of December 31, 1993, is due as follows:

Second year                                            $  982,945
Third year                                              2,557,849
Fourth year                                               667,204
Fifth year                                                148,138
Sixth year and thereafter                               1,789,448
                                                       ----------
                                                       $6,145,584
                                                       ==========

     Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis and has available $1,805,000,000 of committed long-term borrowing facilities. The committed facilities provide for unsecured long-term loans at interest rates of prime, Federal funds to Federal funds plus one-half percent, money market rate, or LIBOR plus one-quarter to one-half percent and commitment fees of 10 to 12.5 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.
     In April 1985, the Company issued and sold Convertible Liquid Yield
Option Notes ("Convertible LYONs") in the principal amount at maturity of $840,000,000 due in 2001. The Convertible LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, were originally priced to yield 9% if held to maturity, are convertible into 34.88 shares of the Company's common stock per Convertible LYON, subject to adjustment, and are redeemable at the option of the individual noteholders. During 1992 and 1993, 5,054 and 6,582 Convertible LYONs were converted into 176,257 and 229,561 shares of the Company's common stock, respectively. As of December 31, 1993, there were 21,088 Convertible LYONs outstanding with a maturity value amounting to $21,088,000.
     In November 1988, the Company issued and sold $1,620,000,000 principal amount at maturity of Exchangeable Liquid Yield Option Notes ("Exchangeable LYONs") due in April 2012. The Exchangeable LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, will yield 6% if held to maturity and are exchangeable at the option of the holder at any time, at the rate per Exchangeable LYON of 17.218 shares of CWM common stock owned by the Company, subject to adjustment. The Exchangeable LYONs are redeemable by the Company at a price equal to the issue price plus accrued original issue discount to the redemption date. The Exchangeable LYONs will be purchased for cash by the Company at the option of the holder on June 30, 1994, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1993, there were 1,255,395 Exchangeable LYONs outstanding with a maturity value amounting to $1,255,395,000.
     In August 1990, CWM issued and sold Convertible Liquid Yield Option
Notes ("CWM LYONs") in the principal amount at maturity of $575,000,000, due in August 2010. The CWM LYONs, which are zero-coupon notes subordinated to all existing and future senior debt of CWM, will yield 6% if held to maturity, and are convertible at the option of the holder at any time into 11.676 shares of CWM common stock per CWM LYON, subject to adjustment. The CWM Convertible LYONs are redeemable by CWM at a price equal to the issue price plus accrued original issue discount to the redemption date. The CWM Convertible LYONs will be purchased for cash by CWM at the option of the holder on June 30, 1994, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1993, there were 485,800 CWM LYONs outstanding with a maturity value of $485,800,000.
     In July 1992, the Company issued $250,000,000 of 6.375% Notes due July
1, 1997 at a price of 98.85%. In October 1992, the Company issued $300,000,000 of Step-Up Notes, at par, due October 1, 2002, the holders of which may elect to have the Step-Up Notes or any portion thereof repaid on October 1, 1994, at 100% of their principal amount together with accrued interest. The interest rate on the Step-Up Notes is 4.1% through September 30, 1994, increasing to 7.7% through maturity. Neither of these two issues of debt securities is redeemable at the option of the Company prior to maturity.
     In December 1992, the Michigan Strategic Fund issued and sold
$35,000,000 of 6-5/8% Limited Obligation Revenue Bonds (Waste Management, Inc. Project), Series 1992, maturing December 1, 2012, and loaned the proceeds to the Company.
     In January 1993, the Company issued $250,000,000 of 4-7/8% Notes due
July 1, 1995, at a price of 99.75%. In April 1993, the Company issued $200,000,000 of 4-5/8% Notes due April 14, 1996 at a price of 99.516%. In June
1993, the Company issued $300,000,000 of 4-7/8% Notes due June 15, 1996 at a price of 99.628%. In December 1993, the Company issued $500,000,000 of 6-3/8% Notes due December 1, 2003 at a price of 99.875%. These Notes are not redeemable prior to maturity.
     In November 1993, the Michigan Strategic Fund issued and sold
$35,000,000 of 6% Limited Obligation Revenue Bonds (WMX Technologies, Inc. Project), Series 1993, maturing December 1, 2013, and loaned the proceeds to the Company. The unexpended bond proceeds held by the trustee at December 31, 1993, amounted to $18,336,000 and were invested in Euro-dollar time deposits.
     The Company intends to refinance portions of the long-term debt due in 1995 and thereafter and, if necessary, other borrowings which are redeemable at the option of the holders prior to maturity, using long-term facilities which are available at the time.
     Subsequent to December 31, 1993, WM International entered into interest rate swap agreements, interest rate collars, forward interest rate agreements, interest rate swap options and arrears swap agreements to reduce the impact of changes in interest rates on its underlying investments and variable rate borrowings. These agreements have been made with several commercial banks in five currencies and have a total notional principal amount of $295,000,000. While WM International is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, any such fluctuations will be offset by changes to interest receipts or payments made on variable rate investments and borrowings. WM International is also exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, WM International does not anticipate nonperformance by the counterparties. The termination dates for these agreements range from 1994 to 1999.

- ----------------------------------------------------------------------------
NOTE 4
ENVIRONMENTAL COSTS AND LIABILITIES

The Company is in the environmental services industry and the majority of its operations are involved with the protection of the environment. As a result, a material portion of consolidated revenue, operating expenses and capital expenditures is directly or indirectly related to such matters. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly.
     The Company provides for closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste. Similar costs incurred during the active life of a site are charged to expense as incurred.
     The Company also provides for its estimated share of the cost of necessary remediation at sites which it owns or operated or to which it transported waste. Cost estimates are based upon management's judgement and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRP's who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRP's. These estimates sometimes are a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with Statement of Financial Accounting Standards No. 5 ("FAS 5"). The Company believes that it is "reasonably possible'', as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability at the high end of such ranges would be approximately $150 million higher in the aggregate than the current estimate as of December 31, 1993.
     Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.
     As of December 31, the Company had recorded liabilities for closure and post-closure monitoring and environmental remediation costs as follows:

                                                           1992            1993
- -------------------------------------------------------------------------------
Current portion, included in
  Accrued Expenses                                     $157,931        $130,863
Non-current portion, included
  in Other Deferred Items                               718,991         745,637
                                                       --------        --------
  Total                                                $876,922        $876,500
                                                       ========        ========

     The reduction in the current portion from 1992 to 1993 is primarily attributable to the settlement of a portion of the Company's liability at a Superfund site.
     Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $154 million at December 31, 1993.
     The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and anticipated annual volumes of waste. During this remaining site life, the Company will provide for an additional $937,000,000 of closure and post-closure costs, including accretion for the discount recognized to date.
     The Company has filed several lawsuits against approximately 160 insurance carriers seeking reimbursement for past and future remedial, defense and tort claims costs at approximately 130 sites. The past cost portion of these claims currently aggregates in excess of $200 million. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any potential insurance recoveries.

- ----------------------------------------------------------------------------
NOTE 5
STOCK OPTIONS

The Company has four stock option plans currently in effect: the 1992 Stock Option Plan (the "1992 Plan"), the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), the Replacement Stock Option Plan (the "Replacement Plan") and the 1990 ServiceShares Stock Option Plan (the "ServiceShares Plan").
     Options granted under the 1992 Plan and the ServiceShares Plan are generally exercisable in equal cumulative installments over a three- to five-year period beginning one year after the date of grant. Options granted under the Directors' Plan become exercisable in five equal annual installments beginning six months after the date of grant.
     Under the 1992 Plan, non-qualified stock options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Twelve million five hundred thousand shares of the Company's common stock were initially reserved for issuance under this plan.
     Pursuant to the Directors' Plan, 150,000 shares of the Company's common stock were initially reserved. Options for 15,000 shares are to be granted, at the time of election to the board, to each person who is not an officer or full-time employee of the Company or any of its subsidiaries.
     Under the Replacement Plan, the Compensation and Stock Option Committee of the Board of Directors ("Committee") may, until August 1, 1997, grant options for a total of not more than 1,000,000 shares of the Company's common stock to eligible individuals in connection with acquisitions. The purchase price and exercise dates of options granted under the Replacement Plan are determined by the Committee. It is anticipated that the options will be granted by the Committee on economic terms which will match the acquired companies' options being replaced.
     Under the ServiceShares Plan, 5,000,000 shares of the Company's common stock have been reserved for issuance upon exercise of non-qualified options. Options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Generally, full-time employees who are not represented by a bargaining unit, have three years of service with the Company and are not covered by another Company option plan are eligible to participate in this plan.

     The status of the plans (including predecessor plans under which options remain outstanding) during the three years ended December 31, 1993, was as follows:

                                                                   Shares               Option Price
- ----------------------------------------------------------------------------------------------------
January 1, 1991--
   Outstanding                                                      8,063            $  .76 - $41.63
   Available for future grant                                      12,136                   --

1991--
Granted                                                             2,497            $33.44 - $39.50
Exercised                                                           1,677            $  .76 - $35.44
Cancelled                                                             240            $ 3.20 - $41.63
Reduction in shares available under the Replacement Plan            3,000                   --
                                                                   ------
December 31, 1991--
   Outstanding                                                      8,643            $ 3.20 - $41.63
   Available for future grant                                       6,879                   --
                                                                   ------
1992--
Granted                                                             4,003            $33.44 - $41.80
Exercised                                                           2,562            $ 3.20 - $35.44
Cancelled                                                             301            $ 7.95 - $41.80
Shares cancelled upon expiration of the 1982 Plan                   4,154                   --
Additional shares reserved for future grant under 1992 plans       15,799                   --
                                                                   ------
December 31, 1992--
   Outstanding                                                      9,783            $ 3.46 - $41.80
   Available for future grant                                      14,822                   --
                                                                   ------

1993--
Granted                                                             2,957            $30.90 - $38.45
Exercised                                                             551            $ 3.46 - $35.44
Cancelled--
   1982 Plan                                                          179            $18.84 - $41.80
   Current plans                                                      328            $30.69 - $41.80
                                                                   ------
December 31, 1993--
   Outstanding                                                     11,682            $ 4.33 - $41.80
   Available for future grant                                      12,193                   --
                                                                   ======
     Options were exercisable with respect to 5,584,959 shares
at December 31, 1993.

- ----------------------------------------------------------------------------
Note 6
CAPITAL STOCK

The Board of Directors has the authority to create and issue up to 50,000,000 shares of $1 par preferred stock at such time or times, in such series, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof as it may determine. No shares of the preferred stock have been issued.
     Pursuant to a plan adopted by the Company in January 1987, each share of the Company's common stock carries the right (referred to herein as a "Right") to purchase one four-hundredth (subject to adjustment) of a share of Series A Preferred Stock, $1.00 par value ("Preferred Stock"), at a price of $68.75 (subject to adjustment). The Rights are tradeable only with the Company's common stock until they become exercisable. The Rights become exercisable ten days after the earlier of a public announcement that a person has acquired 20% or more of the Company's outstanding voting stock or a person's commencement or announcement of a tender or exchange offer that would result in his owning 30% or more of the Company's outstanding voting stock. The Rights are subject to redemption by the Company at a price of $.0125 per Right, subject to certain limitations, and will expire on February 6, 1997. The Preferred Stock carries certain preferential dividend and liquidation rights and certain voting and other rights.
     If the Company or its assets are acquired in certain merger or other transactions after a person acquires Company voting stock or commences or announces an offer as provided above, each holder of a Right may purchase at the exercise price of the Right, shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. If the Company is the survivor in certain merger transactions or in the event of certain other "self-dealing" transactions, each holder of a Right may purchase at the exercise price of the Right, shares of Preferred Stock having a market value of twice the exercise price of the Right. Rights held by an acquiring person become void upon the occurrence of such events.

- ----------------------------------------------------------------------------
NOTE 7
EARNINGS PER SHARE

Earnings per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate to the impact of options outstanding under the Company's stock option plans.
     The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                                        1992            1993
- ----------------------------------------------------------------------------
[S]                                                  [C]             [C]
Common shares issued, net of
  treasury shares, per Consolidated
  Balance Sheets                                     490,177         483,453
Effect of shares issuable under stock
  options after applying the "treasury
  stock" method                                        1,414             489
Effect of using weighted average
  common shares outstanding
  during the year                                      2,357           1,432
                                                    --------        --------
Common shares used in computing
  earnings per share                                 493,948         485,374
                                                    ========        ========

- ----------------------------------------------------------------------------
NOTE 8
COMMITMENTS AND CONTINGENCIES

The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $189,112,000 in 1991, $195,092,000 in 1992 and $181,168,000 in 1993. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.
     The long-term rental obligations as of December 31, 1993, are due as follows:

First year                          $  145,394
Second year                            137,569
Third year                             123,750
Fourth year                            115,143
Fifth year                             109,779
Sixth through tenth years              498,937
Eleventh year and thereafter           468,860
                                    ----------
                                    $1,599,432
                                    ==========

     Subsequent to December 31, 1993, WMX sold put options on 4.3 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase a share of its common stock at specified prices, which range from $24.375 to $24.841 per share. The options mature in November 1994. The proceeds ($8,747,000) from the sale of the put options were credited to additional paid-in capital.
     Insurance coverage in large amounts for non-sudden and accidental Environmental Impairment Liability ("EIL") risk continues to be unavailable at a cost which management believes is reasonable. The coverage terms and cost of the limited EIL insurance which is available to the Company are such that insurance has not been purchased. To satisfy existing government requirements, the Company has secured EIL insurance coverage in amounts believed to be in compliance with Federal and state law. The Company must either prefund or reimburse the carrier for losses incurred under coverage of this policy. In the event the Company continues to not purchase risk-transfer EIL insurance coverage, the Company's net income could be adversely affected in the future if uninsured losses were to be incurred.
     The Company has issued or is a party to approximately 2,700 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $552,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these guarantees will have a material adverse effect on the consolidated financial position or results of operations of the Company.
     On February 16, 1994, a Connecticut Superior Court judge issued his decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of a permit to construct the Lisbon, Connecticut trash-to-energy facility currently being built by WTI. In his ruling, the judge agreed with WTI's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. WTI intends to pursue aggressively favorable resolution of this permit remand through appropriate judicial and regulatory procedures. Although WTI believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with the Eastern Connecticut Resource Recovery Authority, the facility's owner, such consequences might require WTI to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on WTI's financial condition and results of operations. The impact on the Company's consolidated financial condition and results of operations, although adverse, would not likely be material.
     In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters. Some of these proceedings may result in fines, penalties or judgements being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.
     The Company is a party to a lawsuit that alleges that it and CWM violated Federal securities laws by engaging in misrepresentations of, or failing to disclose, material information concerning primarily the overvaluation of certain of CWM's assets, principally its incineration facilities, and the existence of certain adverse hazardous waste treatment and disposal industry conditions and trends, and overstating CWM's and the Company's earnings for 1992 and the first quarter of 1993 due to failure to write down the value of such assets and other matters. The suit seeks to represent a class of persons and to recover compensation for damages suffered by those purchasing CWM's common stock during the period February 4 through September 3, 1993, due to the previously described alleged violations. The Company and CWM believe that they have meritorious defenses to this lawsuit and intend to contest it vigorously.

- ----------------------------------------------------------------------------
NOTE 9
BENEFIT PLANS

The Company has a defined benefit pension plan for all eligible non-union domestic employees. The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. The Company's funding policy is to contribute annually the minimum required amount determined by its actuaries.
     Net periodic pension expense for 1991, 1992 and 1993, based on discount rates of 10.0%, 8.75% and 8.5%, respectively, included the following components:

                                                           1991            1992            1993
- -----------------------------------------------------------------------------------------------
Service cost--benefits earned during the year           $12,070         $12,922         $10,785
Interest cost on projected benefit obligation             8,367           9,320           9,507
Expected return on plan assets                          (10,627)        (12,547)        (11,055)
Net amortization and deferral                            (1,218)           (813)         (1,451)
                                                        -------         -------         -------
Net periodic pension expense                            $ 8,592         $ 8,882         $ 7,786
                                                        =======         =======         =======

     Assumptions as of December 31, which are used to determine the plan's funded status at the respective dates and to compute pension expense for the following year, are as follows:

                                                        1992            1993
- ----------------------------------------------------------------------------
Discount rate                                           8.5%           7.25%
Rate of increase in compensation levels                 4.0%            4.0%
Expected long-term rate of return on assets             9.0%            9.0%

     The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1992 and 1993 for its pension plan:

                                                        1992            1993
- ----------------------------------------------------------------------------
Actuarial present value of benefit
   obligations:
      Accumulated benefit obligations,
        including vested benefits of $77,749
        and $118,597 at December 31, 1992 and
        1993, respectively                         $ (92,929)      $(136,830)
                                                   =========      ==========
Projected benefit obligation                       $(121,594)      $(164,094)
Plan assets at fair value, primarily
   common stocks, bonds and
   real estate                                       123,137         136,244
                                                   ---------      ----------
Plan assets in excess of (less than)
   projected benefit obligation                    $   1,543       $ (27,850)
Unrecognized net loss                                 16,248          36,530
Unrecognized overfunding at date of
   adoption (January 1, 1985) of
   Statement of Financial Accounting
   Standards No. 87, net of
   amortization, being recognized
   over 15 years                                     (10,642)         (9,317)
                                                   ---------       ---------
Prepaid (accrued) pension cost
      included in prepaid (accrued)
      expenses                                     $   7,149       $    (637)
                                                   =========       =========

     The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements between the Company and collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with, or known by the employer-contributors. Contributions of $17,188,000, $19,913,000 and $25,579,000 were made and charged to income in 1991, 1992 and 1993, respectively.
     The Company and its principal subsidiaries adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") on the immediate recognition basis, effective as of January 1, 1992. This Standard requires that the expected cost of future benefits be charged to expense during the years in which the employees render service. Previously, the Company recognized these costs, which relate primarily to health care costs and were not material, on a cash basis.
     The cumulative effect of this accounting change was to decrease income for 1992 by $77,837,000 ($36,579,000, or $.07 per share, after tax and minority interest), representing the amount of the unfunded obligation measured as of January 1, 1992. The pro forma effect of this accounting change on previously reported 1991 earnings and, except for the one-time charge, on 1992 earnings, was not significant.
     The following table analyzes the obligation included in other deferred items on the Consolidated Balance Sheets as of December 31, 1992 and 1993:

                                                        1992            1993
- ----------------------------------------------------------------------------
Accumulated Postretirement
   Benefit Obligations:
   Retirees                                          $55,579         $57,395
   Other fully eligible participants                  21,935          24,400
   Other active participants                           5,055           5,463
                                                     -------         -------
                                                     $82,569         $87,258
Unrecognized:
   Prior service cost                                     --             347
   Gain/(loss)                                            --          (2,658)
                                                     -------         -------
                                                     $82,569         $84,947
                                                     =======         =======

     For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered health care claims was assumed for 1992; the rate was assumed to decrease by 0.5% per year to 7.5% in 2001 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $7,643,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1993 by approximately $541,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation for 1992 and 1993 was 8% and 7.25%, respectively.
     The expense for postretirement health care benefits was $258,000 in 1991, $7,600,000 in 1992 and $7,300,000 in 1993. The service and interest components of the expense for 1992 and 1993 were $2,900,000 and $4,700,000, respectively, in 1992 and $3,000,000 and $4,300,000, respectively, in 1993.
     The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.

     Information concerning the 1988 ESOP is as follows:

                                        1991            1992            1993
- ----------------------------------------------------------------------------
Expense recorded (contribution)       $3,231          $5,551          $7,329
                                      ======          ======          ======
Interest expense on
  1988 ESOP debt                      $2,749          $1,765          $1,510
                                      ======          ======          ======
Dividends on unallocated
  1988 ESOP shares used
  by the 1988 ESOP                    $  926          $  983          $  964
                                      ======          ======          ======

     The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees. The terms of the PSSP call for annual contributions by the Company as determined by a specific formula as well as a match of employee contributions up to $500 per employee. Information concerning charges to operations for the PSSP is as follows:

                                        1991            1992            1993
- ----------------------------------------------------------------------------
Company Contribution--
  profit sharing                      $   --         $15,031         $    --
                                      ======         =======         =======
Company Contribution--
  401(k) matching                     $8,139         $ 9,799         $11,589
                                      ======         =======         =======

     Rust and WTI also sponsor several non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Contributions are generally based upon fixed amounts of eligible compensation and amounted to $12,900,000, $16,300,000 and $33,000,000, during 1991, 1992 and
1993, respectively.
     In November 1992, the FASB issued Statement No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). This new statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The Company is required to adopt the new statement no later than 1994. The Company does not believe that the adoption of FAS 112 will have a material impact on its financial statements as its current accounting is substantially in compliance with the new standard.

- ----------------------------------------------------------------------------
NOTE 10
COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHICAL AREAS

The Company provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete portion of the environmental services industry or geographic area. Waste Management, Inc. ("WMI"), formerly Waste Management of North America, Inc., provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment, including biosolids management, and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets.
     Rust was formed on January 1, 1993 through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in Brand, and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit, and certain other assets.





















     Whereas solid waste, hazardous waste and trash-to-energy operations are performed by three distinct organizations in North America, these services are provided internationally by a single management organization. Because of this and the different business environment for international operations, the Company considers WM International to be a discrete segment. Following is an analysis of the Company's operations by major segment.

                                                      Engineering,   Trash-To-Energy,   International
                                                     Construction,    Water Treatment           Waste        Corporate
                             Solid     Hazardous    Industrial and    Air Quality and      Management              and
                             Waste         Waste  Related Services   Related Services        Services  Eliminations(1)  Consolidated
- ------------------------------------------------------------------------------------------------------------------------------------
1991
Revenue                 $3,961,111   $  720,048         $1,236,979         $  746,042      $1,075,070        $(188,336)  $ 7,550,914
Operating expenses
  including goodwill
  amortization           2,612,787      405,038          1,066,888            517,076         772,794         (147,582)    5,227,001
Special charges            260,000       36,000                 --                 --              --              --        296,000
Selling and
  administrative
  expenses                 455,146      121,522            111,196             86,438         151,661         (15,028)       910,935
                        ------------------------------------------------------------------------------------------------------------
Income from
  operations            $  633,178   $  157,488         $   58,895         $  142,528      $  150,615       $ (25,726)   $ 1,116,978
                        ============================================================================================================
Identifiable assets     $5,108,814   $1,405,632         $  828,032         $2,535,678      $2,563,379       $ 130,775    $12,572,310
                        ============================================================================================================
Depreciation and
  amortization
  expense               $  371,898   $   62,702         $   24,951         $   35,776      $   77,227       $  20,234    $   592,788
                        ============================================================================================================
Capital expenditures(2) $  973,294   $  157,511         $   82,548         $  157,057      $  182,742       $  33,666    $ 1,586,818
                        ============================================================================================================

                                                     Engineering,   Trash-To-Energy,   International
                                                    Construction,    Water Treatment           Waste        Corporate
                             Solid   Hazardous     Industrial and    Air Quality and      Management              and
                             Waste       Waste   Related Services   Related Services        Services  Eliminations(1)  Consolidated
- -----------------------------------------------------------------------------------------------------------------------------------
1992
Revenue                 $4,309,614  $  755,088         $1,441,050         $  928,313       $1,445,734       $(218,772)  $ 8,661,027
Operating expenses
  including goodwill
  amortization           2,911,971     425,359          1,228,749            633,614        1,033,263        (210,050)    6,022,906
Special charges             96,000      76,000             35,200                 --               --          12,700       219,900
Selling and
  administrative
  expenses                 494,300     115,913            145,405             97,920          210,891         (16,382)    1,048,047
                        -----------------------------------------------------------------------------------------------------------
Income from
  operations            $  807,343   $  137,816        $   31,696         $  196,779       $  201,580       $  (5,040)  $ 1,370,174
                        ===========================================================================================================
Identifiable assets     $5,771,464   $1,651,206        $1,167,495         $2,619,635       $2,792,803       $ 111,577   $14,114,180
                        ===========================================================================================================
Depreciation and
  amortization
  expense               $  422,793   $   65,918        $   36,425         $   58,410       $  113,670       $  16,853   $   714,069
                        ===========================================================================================================
Capital expenditures(2) $1,066,863   $  197,567        $  132,228         $  263,187       $  264,761       $  38,589   $ 1,963,195
                        ===========================================================================================================

1993
Revenue                 $4,702,166   $  661,860        $1,534,465         $1,142,219       $1,411,211       $(316,344)  $ 9,135,577
Operating expenses
  including goodwill
  amortization           3,193,183      506,264         1,249,908            792,719        1,009,145        (309,914)    6,441,305
Special charge                  --      550,000                --                 --               --              --       550,000
Selling and
  administrative
  expenses                 547,413      128,058           155,753           107,276           198,969          (9,267)    1,128,202
                        -----------------------------------------------------------------------------------------------------------
Income from
  operations            $  961,570   $ (522,462)       $  128,804        $  242,224        $  203,097       $   2,837   $ 1,016,070
                        ===========================================================================================================
Identifiable assets     $6,912,271   $1,498,631        $1,625,413        $3,090,278        $3,315,621       $(177,738)  $16,264,476
                        ===========================================================================================================
Depreciation and
  amortization
  expense               $  461,963   $   63,971        $   52,300        $   75,323        $  121,050       $  22,084   $   796,691
                        ===========================================================================================================
Capital expenditures(2) $1,139,004   $  157,786        $  132,683        $  310,839        $  403,326       $  19,075   $ 2,162,713
                        ===========================================================================================================

(1) Includes corporate office expenses, corporate charges and elimination of intercompany transactions.
(2) Includes property and equipment of purchased businesses.

     In addition to the markets served by WM International, the Company has foreign operations in Canada and Mexico in its consolidated financial statements, and CWM, WTI and Rust derive an immaterial amount of revenue from outside the United States. The information relating to the Company's foreign operations is set forth in the following tables:

                             United                        Other
                             States          Europe      Foreign   Consolidated
- -------------------------------------------------------------------------------
1991
Revenue                 $ 6,250,710      $  882,936     $417,268    $ 7,550,914
                        ===========      ==========     ========    ===========
Income from operations  $   942,060      $  125,621     $ 49,297    $ 1,116,978
                        ===========      ==========     ========    ===========
Identifiable assets     $ 9,806,024      $2,133,249     $633,037    $12,572,310
                        ===========      ==========     ========    ===========
1992
Revenue                 $ 6,973,822      $1,143,496     $543,709    $ 8,661,027
                        ===========      ==========     ========    ===========
Income from operations  $ 1,161,365      $  150,910     $ 57,899    $ 1,370,174
                        ===========      ==========     ========    ===========
Identifiable assets     $11,124,070      $2,326,877     $663,233    $14,114,180
                        ===========      ==========     ========    ===========
1993
Revenue                 $ 7,483,316      $1,241,811     $410,450    $ 9,135,577
                        ===========      ==========     ========    ===========
Income from operations  $   788,524      $  184,412     $ 43,134    $ 1,016,070
                        ===========      ==========     ========    ===========
Identifiable assets     $12,676,240      $2,955,078     $633,158    $16,264,476
                        ===========      ==========     ========    ===========

No single customer accounted for as much as 2% of consolidated revenue in 1991, 3% in 1992 and 4% in 1993.

- ----------------------------------------------------------------------------
NOTE 11
SPECIAL GAINS AND SPECIAL CHARGES

The Company's results of operations for 1991 include a special charge of $296,000,000 before tax and minority interest, primarily to reflect then current estimates of the environmental remediation liabilities at waste disposal sites previously used or operated by the Company and its subsidiaries or their predecessors. Results of operations for 1991 also include a pretax gain of approximately $47,000,000 realized by WTI on the sale of its French abrasives business.
     Results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering by WM International in April 1992, of 75,000,000 newly issued ordinary shares, representing 20 percent of the post-offering outstanding shares.
     During the second quarter of 1992, the Company recorded special charges of $159,700,000 before tax and minority interest, primarily related to a writedown of the Company's medical waste business and CWM incinerators in Chicago, Illinois, and Tijuana, Mexico.
     The writedown of the medical waste business resulted from a study by an independent consultant commissioned by WTI in connection with WTI's ultimate decision not to exercise its option to purchase this business. The WTI purchase option was subsequently extended five years.
     The CWM charges related in part to an agreement with the Illinois Environmental Protection Agency concerning the Chicago incinerator. CWM also revised its plans for a mobile hazardous waste incinerator in Tijuana following a decision by the Mexican government requiring the unit's relocation. Although the facility was never operated, funds had been expended to develop site infrastructure and prepare for trial burns.
     During the fourth quarter of 1992, the Company recorded a special charge of $60,200,000 before tax and minority interest as a result of charges by Brand and CWM to reflect a writedown of Brand's investment in its asbestos abatement business and certain restructuring costs incurred by Brand and CWM related to the formation of Rust.
     During the third quarter of 1993, the Company recorded a special charge of $550,000,000 before tax and minority interest as a result of CWM recording a special asset revaluation and restructuring charge. The charge consisted of $381,000,000 to write down assets, primarily incinerators, and $169,000,000 for the probable cash expenditures (the majority of which will be made by the end of 1994 except for closure, post-closure and related costs at facilities closed or to be closed) related to actions CWM has taken or plans to take as part of its program to reduce costs, improve efficiency and structure CWM to meet current market demand. CWM estimates that the full impact of the restructuring will reduce overhead, including depreciation and amortization, by approximately $60 million annually.
     The Company's results for 1993 include a gain of $15,109,000 (before minority interest) relating to the issuance of shares by the Company's Rust subsidiary in the second quarter.

- ----------------------------------------------------------------------------
NOTE 12
FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1992 and December 31, 1993. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

                                                     December 31, 1992
- ----------------------------------------------------------------------------
                                                                   Estimated
                                                Carrying                Fair
                                                  Amount               Value
- ----------------------------------------------------------------------------
Liabilities--Debt:
  Commercial paper                            $  837,733          $  838,164
  Tailored rate ESOP notes                        50,000              50,000
  Debentures and notes                         1,624,500           1,669,520
  Solid waste disposal revenue bonds             284,720             306,730
  Installment loans and notes payable            555,439             549,618
  Project debt                                   894,970           1,042,843
  Other long-term borrowings                      37,129              37,320
  Liquid Yield Option Notes                      625,694             680,099

                                                     December 31, 1993
- ----------------------------------------------------------------------------
                                                                   Estimated
                                                Carrying                Fair
                                                  Amount               Value
- ----------------------------------------------------------------------------
Liabilities--Debt:
  Commercial paper                            $1,376,197          $1,376,106
  Tailored rate ESOP notes                        50,000              50,000
  Debentures and notes                         2,749,085           2,864,222
  Solid waste disposal revenue bonds             280,685             305,303
  Installment loans and notes payable            978,691             991,118
  Project debt                                   810,612             977,800
  Other long-term borrowings                      35,616              36,900
  Liquid Yield Option Notes                      619,189             611,121

CASH AND SHORT-TERM INVESTMENTS

The carrying amounts of these items are a reasonable estimate of their fair value.

DEBT

For debt issues that are publicly traded, fair values are based on quoted market prices or dealer quotes. Due to the short-term nature of the ESOP notes, their carrying value approximates fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. Such financial instruments are to be valued based on the amount of exposure under the instrument and the likelihood of performance being required. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

- ----------------------------------------------------------------------------
NOTE 13
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 1992 and 1993.

                                              Income
                                              Before    EPS Before
                                          Cumulative    Cumulative    Earnings
                                           Effect of     Effect of      (Loss)
                                  Gross   Accounting    Accounting   Per Share
1992                Revenue      Profit      Changes       Changes     ("EPS")
- ------------------------------------------------------------------------------
First Quarter    $2,020,078  $  594,274     $192,094         $ .39       $ .25
Second Quarter    2,175,179     508,967      329,530           .66         .66
Third Quarter     2,262,690     693,613      216,746           .44         .44
Fourth Quarter    2,203,080     621,367      182,805           .37         .37
                 ----------  ----------     --------         -----       -----
                 $8,661,027  $2,418,221     $921,175         $1.86       $1.72
                 ==========  ==========     ========         =====       =====

                                                               Net
                                               Gross        Income
1993                            Revenue       Profit        (Loss)      EPS(1)
- ------------------------------------------------------------------------------
First Quarter                $2,135,341   $  635,484      $199,285       $ .41
Second Quarter                2,290,582      687,447       217,724         .45
Third Quarter                 2,322,745      139,081      (127,156)       (.26)
Fourth Quarter                2,386,909      682,260       162,923         .34
                             ----------   ----------      --------       -----
                             $9,135,577   $2,144,272      $452,776       $ .93
                             ==========   ==========      ========       =====

(1) The sum of the quarterly per share amounts does not equal the annual amount due to rounding.

See Note 11 to Consolidated Financial Statements for a discussion of the special gain and special charges affecting the 1992 second and fourth quarter and full year results, and the special gain and the special charge affecting the 1993 second and third quarter and full year results.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
===============================================================================
TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF WMX TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of WMX Technologies, Inc. (formerly Waste Management, Inc.) (a Delaware corporation) and Subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMX Technologies, Inc. and Subsidiaries as of December 31, 1992 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 9 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.



/s/ Arthur Andersen & Co.

Arthur Andersen & Co.


Chicago, Illinois
February 16, 1994