Form 10-K405, Exhibit 13
WMX TECHNOLOGIES INC
filed 1995-03-30
CIK 104938

                                                                    Exhibit 13.1

WMX Technologies, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS
-------------------------------------------------------------------------------
RESULTS OF OPERATIONS


CONSOLIDATED:   Consolidated 1994 revenue of WMX Technologies, Inc. and its subsidiaries ("WMX" or the "Company") was $10,097,318,000 compared with $9,135,577,000 in 1993 and $8,661,027,000 in 1992.

  Consolidated 1994 net income was $784,381,000 or $1.62 per share, compared with $452,776,000 or $0.93 per share in 1993 and $850,036,000 or $1.72 per share in 1992.

  Earnings during the three years were impacted by special charges, gains from stock transactions of subsidiaries, an increase in U.S. tax rates, and required changes in accounting principles. The following table reconciles reported earnings per share to earnings excluding such items:

                                         1992     1993    1994
--------------------------------------------------------------
Reported earnings per share            $ 1.72   $ 0.93   $1.62
Gains on stock transactions
 of subsidiaries                        (0.42)   (0.02)     --
Special charges (see Note 13
 to Consolidated Financial
 Statements)--
  Chemical Waste
   Management, Inc.
   ("CWM") asset revaluation
   and restructuring charge                --     0.59      --
  Other                                  0.24       --    0.01
Adjustment to deferred income taxes
 resulting from 1993 tax law change        --     0.03      --
Changes in accounting principles         0.14       --      --
                                       ------   ------   -----
Earnings per share excluding
 above items                           $ 1.68   $ 1.53   $1.63
                                       ======   ======   =====

  In addition, the higher U.S. tax rates in effect in 1993 negatively impacted 1993 income by approximately $0.04 per share compared with 1992.

  During the three-year period, the Company has invested substantial resources and senior management time in an aggressive expansion into new service lines and geographic markets. Waste Management International plc ("WM International") successfully completed an initial public offering ("IPO") and has expanded rapidly, particularly in the Far East. Wheelabrator Technologies Inc. ("WTI") has broadened its business lines through targeted acquisitions of water, wastewater and air pollution control businesses and technologies. The formation of Rust International Inc. ("Rust") on January 1, 1993, created a leading environmental and infrastructure engineering, consulting, remediation and industrial services company. These efforts have positioned WMX as a leader in the global environmental services market. At the same time, core North American solid and hazardous waste operations faced difficult business conditions, including changes which have negatively impacted the hazardous waste industry, as discussed below, and a lengthy U.S. recession which affected operating results into 1993. The Company has moved to address these developments with a major restructuring of CWM during 1993 and a reorganization of its Waste Management, Inc. ("WMI") North American solid waste management organization. During the third quarter of 1994, the Company undertook a major strategic review of its operations, which is continuing. The focus of these efforts is to streamline all of the Company's business units, enhance its management and planning process, reduce operating costs and improve profitability, enhance customer satisfaction, increase returns on capital and grow the business.

  The Company currently provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete portion of the environmental services industry or geographic area. WMI provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services, outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment (including biosolids management) and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets in the United States and a number of foreign countries. During 1995, the strategic review begun by the Company in 1994 will continue, focusing on, among other things, the Company's opportunities and resources, on both a line of business and a geographic basis, to determine the most effective use of resources to add value to the Company's core competencies. No conclusions have been reached but the current business alignment could change in the future as a result of the review.

  Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in The Brand Companies, Inc. ("Brand"), and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit, and certain other assets. Brand was subsequently merged into a subsidiary of Rust. At December 31, 1994, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining ownership held by the public. In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public; see "Subsequent Events."

  Following is an analysis of operating results by principal subsidiary. The analysis comparing 1993 to 1992 with respect to CWM, WTI and Rust assumes that the formation of Rust had occurred as of January 1, 1992, and comparative information for 1992 in that analysis is stated on a pro forma basis reflecting that assumption.

-------------------------------------------------------------------------------
1993 OPERATIONS COMPARED TO 1992

WMI Revenue for WMI was $4,702,166,000 in 1993 compared with $4,309,614,000 in 1992, an increase of 9.1%. 1993 revenue growth by line of business is analyzed in the following table:

Residential                      9.2%
Commercial                       7.1
Rolloff and industrial          10.1
Disposal, transfer and other    10.7

  Volume increases accounted for revenue growth of approximately 6.8%, whereas acquisitions accounted for approximately 2.8%. Pricing pressure experienced by the solid waste industry in 1992 persisted in 1993. Prior to the fourth quarter of 1993, prices in general had not increased in twelve to eighteen months and had deteriorated slightly in the latter portion of the period. WMI began implementing selective price increases effective October 1, 1993, as the U.S. economy improved. For the year, price had a negative impact of approximately 0.5% on 1993 revenue growth.

-------------------------------------------------------------------------------
  Volume increases in 1993 came from continued growth in special waste and increased market share as a result of a substantial investment in the sales and marketing area during the third and fourth quarters of 1992. Disposal volume in 1993 was also helped by a contract to dispose of debris from Hurricane Andrew in Florida.

  Operating margins (after operating, selling and administrative expenses and goodwill amortization, but before special charges) were 20.4% of revenue in 1993, compared to 21.0% in 1992. Operating expenses as a percentage of revenue benefited from increased volumes to absorb the fixed portion of such costs as well as WMI's progress in internalizing disposal volume, but price weakness largely offset these gains. Selling and administrative expenses at the beginning of the year reflected the significant 1992 investment in the sales and marketing areas discussed above, but moved downward steadily as a percentage of revenue during the first three quarters of 1993, as personnel were trained and became more productive, and administrative cost reduction programs were implemented. Both operating and selling and administrative expenses increased in the fourth quarter, in both dollars and as a percentage of revenue, as a result of reorganization-related expenses including work force reductions and relocations.

CWM CORE BUSINESS (EXCLUDING RUST)   Revenue was $661,860,000 in 1993 compared
with $755,088,000 on a pro forma basis for 1992. The 12.3% net decrease in 1993 revenue was attributable approximately 0.4% to price and 14.2% to volume, partially offset by a 2.3% increase related to acquisitions. Price decreases in chemical waste services were partially offset by price increases in low-level radioactive waste services. Volume declines resulted from a decline in environmental remediation projects generating hazardous waste for off-site treatment and disposal at CWM facilities, an uncertain regulatory environment regarding hazardous waste management, Superfund and other special cleanup requirements for industry, the effects of the sluggish economy on CWM's customers, and softness in the commercial hazardous waste incineration market, leading to reduced pricing. CWM's results were also impacted by reduced activity resulting from the change in federal government administration and unusual weather in some western and eastern states in the first quarter of 1993, as well as continuing efforts by American industry to reduce waste and manage it on-site. 1992 revenue was helped by disposal volume accelerating ahead of a regulatory land-ban of certain waste categories which became effective in May of that year.

  Base business revenue declined approximately 7% and event business revenue (revenue from relatively larger, typically non-recurring projects) declined approximately 41% in 1993 compared with 1992. Event business accounted for 10.6% of revenue in 1993 compared with 15.8% in 1992.

  In an effort to respond to changing industry conditions, CWM completed a study of its business in the third quarter of 1993 and announced a strategic reconfiguration of its operations to meet then-current market demand. Among the actions taken as part of a program to reduce costs and improve efficiency were the elimination of approximately 1,600 positions, consolidation of operations, sale of selected service centers in marginal service lines and geographies, and centralization of several functions to improve efficiency. The restructuring was based on the assumption that future base business revenue growth, if any, would not keep pace with the economic recovery, and that CWM would not make investments which would be primarily supported by event business volumes.

  In connection with the restructuring, CWM recorded a charge of $550 million before tax, including $381 million to write down assets, primarily incinerators, and $169 million for cash expenditures to be made as part of the program to reduce costs, improve efficiency and structure CWM to meet then-current market demand.

  Operating expenses (excluding special charges) as a percentage of revenue were 76.5% in 1993 compared with 56.3% in 1992. The shift in revenue mix toward an increased percentage of treatment revenue, which has lower margins, compared to direct disposal services revenue, which has higher margins, increased operating expenses in dollars and as a percentage of revenue in 1993. Also, a large component of CWM's operating expenses in its core business is fixed, and the 1993 revenue decline caused such expenses to increase as a percentage of revenue.

  Selling and administrative expenses as a percentage of revenue were 19.3% in 1993 compared with 15.4% in 1992. The increase is due primarily to the lower revenue volume over which to spread such costs.

WTI   1993 revenue increased 23%, to $1,142,219,000, compared with pro forma revenue of $928,313,000 for the previous year. Approximately 40% of the revenue growth came from air and water quality control companies acquired during 1992 and 1993. Businesses acquired during 1993 significantly expanded WTI's capability to meet the water and wastewater management needs of industrial customers, and provided entry into certain regional biosolids and air quality equipment markets, as well as additional wastewater treatment technology and process know-how. Successful project development efforts were responsible for an additional 30% of the 1993 revenue increase and included the full year impact of the North Broward County trash-to-energy facility, the third quarter 1993 start of commercial operations at WTI's New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility, and construction revenue for the Lisbon, Connecticut trash-to-energy facility being built by WTI for the Eastern Connecticut Resource Recovery Authority ("ECRRA"). Existing business growth contributed the remaining 30% of the 1993 revenue increase. Major factors in this internal growth were higher revenues from air quality control system construction and installation, and greater tonnage at certain trash-to-energy facilities with related increases in trash disposal and electrical generation revenue. Energy businesses represented approximately 52% of consolidated 1993 revenue, while the water and air businesses accounted for 32% and 16%, respectively. For 1992, energy, water and air business lines represented approximately 59%, 30% and 11%, respectively, of consolidated revenue.

  Operating expenses increased to 69.4% of revenue in 1993 from 68.3% in 1992. This increase reflected primarily the effects, including the amortization of goodwill associated with acquisitions, of changes in business mix brought about by the growth of air and water operations. In part because they are less capital intensive, these businesses typically have lower gross margins than WTI's energy operations. Selling and administrative expenses increased in absolute terms in 1993 compared with pro forma 1992 levels, but decreased as a percent of revenue to 9.4% from 10.5%. The percentage decline is attributable to the integration of acquired companies into existing businesses and to continuing company-wide administrative cost containment efforts.

  WM INTERNATIONAL WM International is a U.K. corporation which prepares its financial statements in pounds sterling under accounting principles prevailing in the United Kingdom. Such accounting principles differ in certain respects from those generally accepted in the United States ("US GAAP"). The discussion and analysis of WM International is based on US GAAP financial statements with pounds sterling translated to U.S. dollars at the rates used to translate WM International financial statements for inclusion in the Company's consolidated financial statements.

  WM International revenue was $1,411,211,000 in 1993 compared with $1,445,734,000 in 1992. Components of revenue change are as follows:

                                             Percentage
                                        Increase/(Decrease)
-----------------------------------------------------------
Price increases                                3.7%
Volume (including start-ups)                  (6.2)
Purchased businesses                          17.7
Foreign currency translation                 (17.6)
                                             -----
  Total                                       (2.4)%
                                             =====

  WM International was able to achieve revenue growth (excluding currency translation) despite a depressed economy in Europe, which accounts for roughly 80% of total revenue, and the volume decrease which related primarily to the transition from the construction phase to the operational phase of a contract to design, construct and operate a hazardous waste treatment facility in Hong Kong. Price increases slowed in the second half of 1993 as inflation in Europe declined. Landfill revenues were constrained by delays in obtaining permits, particularly in Italy.

  A significant portion of WM International's revenue arises in currencies other than pounds sterling (its reporting currency) or U.S. dollars. As a result, foreign currency movement has had and will continue to have an impact on reported revenue, expenses and net income. Stated in pounds sterling, WM International revenue grew 15.3% in 1993 compared to 1992. Both the Company and WM International periodically engage in hedging transactions intended to mitigate currency translation risk. See "Derivatives."

  Operating expenses were 71.5% of revenue in both 1993 and 1992. Ongoing improvements in operating efficiency and the effect of changes in country and business mix of revenue were offset by increased goodwill amortization. Selling and administrative expenses were 14.1% of revenue in 1993 compared with 14.6% in 1992. The improvement results from an expanded revenue base to absorb the investment in country and corporate management and administrative structure, as well as continuing integration of acquired businesses.

  RUST   Rust has two broad lines of business: engineering, construction and environmental and infrastructure consulting services, and environmental remediation and other on-site industrial services. Rust also operated an asbestos abatement business for the first four months of 1993. This business was transferred to NSC Corporation ("NSC") in May 1993, in exchange for a 41% equity interest in NSC and NSC's ownership interest in two industrial services businesses.

  Excluding the effect of the asbestos abatement business, revenue increased 16% in 1993 compared with 1992. Revenue by line of business is shown in the following table ($000's omitted):

                                               1992        1993
---------------------------------------------------------------
Engineering, construction and
  consulting services                    $  619,096  $  798,340
Remediation and
  industrial services                       677,444     704,360
Asbestos abatement                          144,510      31,765
                                         ----------  ----------
  Total                                  $1,441,050  $1,534,465
                                         ==========  ==========

  Engineering, construction and consulting services revenue grew by 29% in 1993. Domestic and international acquisitions completed in 1993 and the latter part of 1992 accounted for revenue growth of 17%. The 1993 domestic acquisitions gave Rust a strong presence in the petrochemical and refinery engineering markets and stronger consulting service capabilities in the northeast United States. Price/volume increases in 1993 (12%) were the result of the start-up of several large projects, including one large waste-to-energy plant and several manufacturing/processing facilities.

  Remediation and industrial services revenue grew by 4% in 1993. A decline in remediation service revenue related to project delays and cancellations by customers and prospective customers was more than offset by an increase in industrial services revenue resulting from market share gains in existing businesses and 1992 and 1993 acquisitions.

  Revenue from affiliated companies increased $117 million in 1993, to $243 million for the year. Approximately $86 million of this increase related to engineering design and construction projects, with the balance coming from consulting services.

  Operating expenses as a percentage of revenue were 81.5% in 1993 compared with 85.3% in 1992. The improvement resulted from a shift in revenue mix in favor of industrial services and environmental and infrastructure consulting services and projects, which have relatively lower operating costs, improvements in the profitability of the environmental and infrastructure consulting businesses as a result of synergies realized by combining offices with higher personnel utilization, and improved operating margins from international operations.

  During 1992, Brand recorded a special charge of approximately $35.2 million before tax to write down its investment in its asbestos abatement business and to provide for certain restructuring costs related to the formation of Rust.

  Selling and administrative expenses were 10.2% of revenue in 1993 compared with 10.1% in 1992. The increase is primarily due to acquisitions, particularly the acquisition of EnClean, Inc. in the third quarter of 1993.

--------------------------------------------------------------------------------
1994 OPERATIONS COMPARED TO 1993

WMI   WMI's revenue grew 8.8% to $5,117,871,000 in 1994 compared with
$4,702,166,000 in 1993. Revenue growth occurred in all service lines as shown in the following table:

Residential                      4.6%
Commercial                       8.1
Rolloff and industrial          11.1
Disposal, transfer and other    11.8

  Price increases accounted for revenue growth of approximately 1.5%. WMI continues to focus on pricing on a customer-by-customer basis and to seek increases when and where appropriate. Pricing in the commercial, rolloff and industrial lines generally continued the positive trend begun in the fourth quarter of 1993, while residential work remained extremely competitive and disposal pricing varied by region but generally improved during the year. Higher recyclable commodity prices, which can vary significantly from year to year, also helped 1994 results. Volume increases accounted for revenue growth of 7.8%, despite the negative impact of the 1993 volume from the contract to dispose of debris from Hurricane Andrew which did not recur in 1994, and the loss of a disposal contract for the City of Philadelphia as of July 1. The increase in disposal, transfer and other revenue was aided by special waste volume, which increased over 20%, and recycling, which grew 29% (including the impact of higher commodity prices discussed above). Revenue decreases due to businesses sold exceeded revenue added from acquisitions by approximately 0.5% in 1994, primarily the result of the sale

-------------------------------------------------------------------------------
during the first quarter of the year of WMI's Modulaire(R) mobile offices business and certain other under-performing businesses, and reduced acquisition activity.

  Operating margins strengthened throughout the year following the fourth quarter 1993 reorganization, and were 20.8% of revenue for the year compared with 20.4% in 1993. This improvement resulted from productivity increases, particularly in the selling and administrative areas where expenses remained relatively constant in dollars and declined as a percentage of revenue, stronger pricing and increased volume, partially offset by higher costs of operating disposal facilities to comply with more stringent environmental regulations. Although the costs of complying with environmental regulations will likely continue to increase, WMI believes it can maintain or improve margins through price increases and productivity enhancements if the U.S. economy remains strong.

CWM CORE BUSINESS (EXCLUDING RUST)   CWM core business revenue continued to
decline in 1994, to $649,581,000 from $661,860,000 in 1993. The following table analyzes core business revenue changes in 1994 compared to 1993:

                               Percentage
                          Increase/(Decrease)
---------------------------------------------
Price                            2.9%
Volume                          (7.2)
Purchased businesses             2.4
                                -----
  Total                         (1.9)%
                                =====

  Price and volume increases for low-level radioactive waste services, which increased core business revenue by 3.1%, were more than offset by a continuation of the industry conditions which negatively impacted the remainder of the hazardous waste industry in 1993. The strong results in the low-level radioactive waste service line resulted from the acceleration of volume received at CWM's disposal facility in Barnwell, South Carolina, in anticipation of a state deadline which denied access to that facility to customers outside an eight-state region in the southeastern United States ("Southeast Compact") after June 30, 1994. South Carolina has adopted legislation which allows the Barnwell site to continue operating until December 31, 1995, to serve customers located within this region. However, the Barnwell disposal operations are not expected to contribute to CWM's operating results in 1995 to the extent they did in 1994. The North Carolina Low Level Radioactive Waste Management Authority has voted to select a site in that state for development by CWM as a replacement regional disposal facility for the Southeast Compact, but CWM is unable to predict when, if ever, its efforts to develop a replacement site will be successful.

  Event business was 9.0% of core business revenue in 1994 compared to 10.6% in 1993. The decline in event business revenue continues to be primarily the result of reduced off-site disposal from environmental cleanup projects.

  During 1994, CWM completed the strategic reconfiguration of its operations announced in the third quarter of 1993 and discussed previously. Substantially all anticipated cash expenditures were made. As a result of this program, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60 million on an annualized basis.

  Operating expenses declined as a percentage of revenue in 1994 to 70.0% compared to 76.5% in 1993. Benefits from the restructuring were partially offset by severe weather in the northeast portion of the United States during the first quarter, which delayed projects and hampered operations, and a shift in revenue mix toward lower margin services. Selling and administrative expenses declined $22.3 million in 1994 on an absolute basis and were reduced from 19.3% of revenue to 16.3%, primarily as a result of the restructuring.

WTI   WTI revenue increased 16% to $1,324,567,000 in 1994. Businesses acquired in 1993 and 1994 contributed approximately 47% of the revenue increase, while incremental operating and construction revenue from new energy and water development projects accounted for the remainder. Overall, revenue from existing businesses was flat in 1994 compared to 1993.

  Revenue from energy businesses increased 16% in 1994 as a result of the third quarter commencement of commercial operations at the Falls Township trash-to-energy facility in Pennsylvania and the wood waste, scrap tire, and landfill gas-fired Ridge Generating Station in Florida. A full year of construction revenue from the Lisbon trash-to-energy facility, as well as a shift in the mix of tonnage received at trash-to-energy plants from lower-priced spot tons to generally higher-priced contract tonnage, also favorably impacted 1994 revenue.

  Water business revenue grew 29% in 1994 compared to 1993. Acquisitions contributed approximately 80% of this growth, and expanded WTI's presence in the industrial water and wastewater treatment markets, both domestically and internationally, while increasing the breadth of WTI's technology and product offerings. The balance of the 1994 revenue increase was attributable to the full year impact of the NYOFCO biosolids pelletizer facility. Increased 1994 revenue from sales of water process systems and equipment to industrial customers was offset by a decline in revenue from water, wastewater, and biosolids contract service operations and curtailed equipment procurement by municipal customers.

  Air-related revenue declined 10% in 1994 compared to 1993, primarily because of an expected lull in air pollution control retrofit activity by utilities between Phases I and II of the Clean Air Act Amendments of 1990. In addition, many industrial customers delayed awards for discretionary equipment purchases in response to the uncertain economy and to rule-making delays and limited enforcement activities by the U.S. Environmental Protection Agency. Energy, water and air business revenue accounted for 52%, 35% and 13%, respectively, of 1994 revenue.

  WTI's operating margin increased to 21.9% of revenue in 1994 compared with 21.2% in 1993. Improved operating performance at certain energy facilities and the addition of the NYOFCO facility were partially offset by competitive pricing pressures and margin declines in the contract service water business and air and water product businesses. Selling and administrative expenses declined as a percentage of revenue from 9.4% to 9.0% as a result of the integration of acquisitions, ongoing cost containment activities and a larger revenue base over which to spread the fixed components of such costs.

WM INTERNATIONAL   Stated in U.S. dollars, WM International revenue grew $299.7 million or 21.2% to $1,710,862,000 in 1994 compared to $1,411,211,000 in 1993.
Components of revenue change are as follows:

                                 Percentage
                                  Increase

-------------------------------------------
Price                               1.7%
Volume (including start-ups)        8.9
Purchased businesses                9.4
Foreign currency translation        1.2
                                   ----
  Total                            21.2%
                                   ====

  Lower inflation and weak economic conditions in many European countries constrained WM International's ability to increase prices. In Italy, where a substantial portion of its business

-------------------------------------------------------------------------------
is municipal contracts, renewals during much of 1994 were consistently at reduced prices, a condition which is expected to persist in 1995. However, a price increase was obtained on the municipal contract in Buenos Aires, Argentina. The volume increase in 1994 related primarily to construction activity on the solid waste SENT landfill in Hong Kong. Economic and competitive pressures caused volume declines in Italy, France and Germany, which were more than offset by volume increases in other countries.

  Revenue increases from acquisitions slowed in 1994 compared to 1993. While WM International continued to make acquisitions in 1994 and expects to do so in 1995, it believes it is now well positioned in many of its markets and will be selective with respect to such acquisitions, focusing particularly on "tuck-in" acquisitions (small acquisitions in markets where WM International already has a support staff).

  Operating expenses increased to 72.7% of revenue in 1994 compared with 71.5% in 1993 due to higher labor costs in Italy, pricing pressure in Italy, Germany and France, and flow control issues and landfill permitting delays in Italy and France. Selling and administrative expenses decreased to 13.4% of revenue in 1994 compared to 14.1% in 1993 as a result of the impact of "tuck-in" acquisitions, a higher revenue base to absorb the costs of corporate and country management and administrative infrastructure, integration of acquired businesses, and a continued focus on improved productivity and administrative cost reduction.

RUST   Rust 1994 revenue was $1,682,907,000 compared to $1,534,465,000 in 1993, an increase of 9.7%. Revenue growth by line of business is shown in the following table ($000's omitted):

                                                        Percentage
                                    1993          1994    Increase
------------------------------------------------------------------
Engineering, construction
  and consulting services     $  798,340    $  967,671        21.2%
Remediation and
  industrial services            704,360       715,236         1.5
Asbestos abatement                31,765            --         N/A
                              ----------    ----------
  Total                       $1,534,465    $1,682,907         9.7%
                              ==========    ==========

  Excluding the effect of the asbestos abatement business, revenue increased 12% in 1994 compared with 1993.

  Engineering, construction and consulting services revenue grew by 21.2% in 1994. The full year impact of the 1993 acquisitions and domestic and foreign 1994 acquisitions resulted in revenue growth of 17.7%. The balance came from increases in existing businesses, primarily the result of work on two pulp and paper facilities. Backlog in this business line at December 31, 1994, increased by $437 million from December 31, 1993, to $1.2 billion.

  Remediation and industrial services revenue grew by 1.5% in 1994. Growth was the result of the full-year impact of 1993 acquisitions. Revenue in existing businesses declined due to severe weather in the first quarter and delays by scaffolding and industrial customers of scheduled maintenance at their plants. In addition, the anticipated award of a large federal remediation contract was delayed. The backlog in this business line at December 31, 1994, decreased by $26 million from December 31, 1993, to $627 million, including $404 million related to businesses to be transferred to OHM Corporation ("OHM") in the transaction discussed in the following paragraph.

  In December 1994, Rust signed an agreement with OHM to acquire an approximately 40% interest in OHM in exchange for Rust's remediation services business. Subject to approval by OHM shareholders, the transaction is expected to close in May 1995. For 1994, the business to be transferred had revenue of $231.1 million and operating income (after operating, selling and administrative expenses) of $6.0 million. Rust sees this transaction as a strategic alliance and expects to benefit from being able to concentrate on its core engineering, construction and industrial services businesses while relying on OHM to provide remediation services to Rust's customers on a preferred basis.

  The backlog in the two business lines includes approximately $449 million (of which $227 million will be transferred to OHM) for several Department of Defense contracts awarded to Rust, including two Total Environmental Restoration Contracts. There can be no assurance that specific projects identified and performed pursuant to such contracts will result in aggregate revenues of $449 million over their remaining terms.

  Revenue from affiliated companies was $224 million in 1994 compared with $243 million in 1993.

  Excluding the charge discussed in the following paragraph, operating expenses were 83.3% of revenue in 1994 compared with 81.5% in 1993, partially the result of severe weather in the first quarter and delayed projects which resulted in less efficient personnel utilization. In addition, 1994 saw a shift in revenue mix in favor of lower margin businesses. Selling and administrative expenses were 10.4% of 1994 revenue compared with 10.2% of 1993 revenue. The increase in 1994 is attributable to the lower revenue base in existing businesses, and acquisition activity in 1993 and 1994. The level of selling and administrative expenses associated with acquired companies was higher than that of existing businesses, but it is anticipated that these expenses will decline as a percentage of revenue as the acquired companies are integrated into existing operations.

  In 1994, Rust recorded a pretax charge of $9.2 million for the write-off of assets and the recognition of one-time costs incurred during the fourth quarter in connection with the discontinuance of its marine construction and dredging operations, and the closing of offices in a consolidation of the engineering and construction groups. After tax and minority interest, the charge reduced the Company's net income by $0.01 per share.

-------------------------------------------------------------------------------
OTHER ITEMS

GAINS FROM STOCK TRANSACTIONS OF SUBSIDIARIES   Gains from stock transactions of
subsidiaries arise when common stock is issued by any of the Company's subsidiaries for acquisitions, public offerings or the exercise of employee stock options. In 1992, the Company, CWM and WTI recognized a nontaxable gain of $240 million (before minority interest) as a result of the WM International IPO in April of that year.

INTEREST   The following table sets forth the components of consolidated interest expense, net ($000's omitted):

                             1992        1993        1994
---------------------------------------------------------
Interest expense         $310,949   $ 401,469   $ 445,320
Interest income           (57,693)    (41,432)    (34,613)
Capitalized interest      (87,897)   (100,591)   (104,512)
                         --------   ---------   ---------
Interest expense, net    $165,359   $ 259,446   $ 306,195
                         ========   =========   =========

-------------------------------------------------------------------------------
  Net interest expense has increased during the three-year period, partially the result of a management decision to increase the leverage of the Company. The impact of that decision was mitigated in 1992 by lower U.S. interest rates and by the use of the proceeds of the WM International IPO to repay debt. Debt levels increased in 1993 to fund stock repurchase programs, acquisitions and capital expenditures, and approximately $130 million paid to former stockholders of Brand who elected to receive cash in connection with the merger of Brand into a wholly-owned subsidiary of Rust. Debt levels remained flat from December 31, 1993, to December 31, 1994, as an increased emphasis on cash flow from operations and the disposition of under-performing businesses and assets generated sufficient funds for capital expenditures and dividends, but interest expense increased as a result of higher U.S. interest rates and the full year impact of the 1993 borrowings. Capitalized interest varies, depending upon the level of capital projects such as solid waste landfills and trash-to-energy plants that are in process at any point in time. The Company expects capitalized interest to decline in 1995 as a number of significant capital projects were completed near the end of 1994.

MINORITY INTEREST   The decline in minority interest in 1993 reflected the lower earnings of the Company's subsidiaries in that year and the minority interest (approximately $78.6 million) in the special charge recorded by CWM.

SUNDRY INCOME, NET   Sundry income relates primarily to earnings recorded on the equity method from the Company's investments in ServiceMaster Consumer Services Limited Partnership and Wessex Water plc. In addition, CWM recognized a gain in the first quarter of 1993 on the sale of shares of common stock of WTI it had held for investment.

INCOME TAXES   In August 1993, the U.S. Congress passed and the President signed the Omnibus Budget Reconciliation Act of 1993, which, among other things, increased U.S. federal income taxes for the Company and its domestic subsidiaries, retroactive in certain cases to January 1, 1993. The 1993 income tax provision is approximately $34 million higher than would have been the case under the 1992 tax law, as a result of the requirement to adjust deferred income taxes in accordance with Statement of Financial Accounting Standards ("FAS") No. 109, and to apply the higher tax rate effective January 1, 1993.

-------------------------------------------------------------------------------
ACCOUNTING PRINCIPLES

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

  As permitted by the FASB, the Company recorded a charge, after tax and minority interest, of $71,139,000 or $0.14 per share, for the cumulative effect of these accounting changes in 1992. Except for the one-time charge, the effect of these accounting changes on 1992 and subsequent years' earnings was not significant.

  During 1994, the Company was required to adopt FAS No. 112--Employers' Accounting for Postemployment Benefits--and FAS No. 115--Accounting for Certain Investments in Debt and Equity Securities. The adoption of FAS 112 did not have a material impact on the Company's financial statements as its previous accounting was substantially in compliance with the new standard. Other than for short-term investments which were previously accounted for in accordance with FAS No. 115, the Company does not have and does not contemplate acquiring significant investments of the type covered by that standard.

-------------------------------------------------------------------------------
ENVIRONMENTAL MATTERS

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

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The accrual for closure and post-closure monitoring costs covers expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of a site, they are expensed as normal operating costs of a disposal site.

  The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated or to which it transported waste, including 104 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1994. In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. Cost estimates are based upon management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to cost of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severally liable for remediation of the specific site, as well as the typical allocation of costs among PRPs. These estimates sometimes involve a range of possible outcomes. In such

-------------------------------------------------------------------------------
cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. See Note 6 to the Consolidated Financial Statements for additional details regarding the Company's environmental liabilities.

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

  The Company spent $24,800,000, $34,800,000 and $58,800,000 on remedial activities at closed sites in 1992, 1993, and 1994, respectively, and anticipates expenditures of approximately $40,000,000 in 1995.

  The Company has filed several lawsuits against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort costs at a number of sites. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

  The Company also becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. Such fines and penalties were not material to the Consolidated Statements of Income for 1992, 1993 or 1994.

-------------------------------------------------------------------------------
FINANCIAL CONDITION

Liquidity and Capital Resources   The Company is primarily in a service industry
and has neither significant inventory nor seasonal variations in receivables. Accordingly, cash flow from operating activities is used primarily for the purchase of property and equipment and acquisition of businesses, and, in 1992 and 1993, for stock repurchases. The Company had a working capital deficit of $90,887,000 at December 31, 1994, compared with working capital of $99,958,000 at December 31, 1993. Current debt increased $136,195,000, primarily because the Company anticipates having cash flow available for debt reduction in 1995 and accordingly, at the end of 1994, decided not to seek additional committed long-term borrowing facilities which would have permitted the reclassification of additional otherwise short-term debt to long-term. Accounts receivable increased $195,961,000 while accounts payable and accrued expenses increased $301,760,000, as a result of business growth, acquisitions and the impact of a weaker U.S. dollar on the translation of foreign currency denominated balance sheets. Smaller changes in other current asset and current liability accounts reflect the effects of normal business activities.

   Other than for the impact of foreign currency translation, long-term and short-term debt declined from December 31, 1993, to December 31, 1994. Capital expenditures and acquisitions were funded by cash flow from operations, proceeds from the sales of businesses, and improved working capital management. At December 31, 1994, short-term and long-term debt (excluding WTI project debt) were 49.4% of short-term debt and total capital (including minority interest in subsidiaries and put options), compared to 52.5% at December 31, 1993. The Company believes that it has adequate liquidity to meet its current capital needs and finance anticipated growth. Substantial cash is provided by operating activities, and management intends to continue its emphasis on enhancing operating cash flow in 1995. In addition, a major portion of capital expenditures, including acquisitions and development projects, is discretionary and could be deferred if necessary.

DERIVATIVES   From time to time, the Company and certain of its subsidiaries use derivatives to manage currency, interest rate, and commodity (fuel) risk. Derivatives used are simple agreements which provide for payments based on the notional amount, with no multipliers or leverage. Gains or losses on such instruments to date have not been material. While the Company is exposed to credit loss in the event of non-performance by counterparties to derivatives, in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. See Note 5 to Consolidated Financial Statements for further discussion of the use of and accounting for such instruments.













ACQUISITIONS AND CAPITAL EXPENDITURES   Capital expenditures, including
$330,530,000, $443,535,000 and $56,786,000 for property and equipment of purchased businesses in 1992, 1993 and 1994, respectively, are shown in the following table ($000's omitted):

                                 1992        1993        1994
-------------------------------------------------------------
Land (primarily
  disposal sites)          $  639,489  $  660,226  $  582,287
Buildings and leasehold
  improvements                196,680     195,472     141,164
Vehicles                      270,712     373,055     226,005
Containers                    168,721     231,586     167,936
Other equipment               687,593     702,374     395,022
                           ----------  ----------  ----------
  Total                    $1,963,195  $2,162,713  $1,512,414
                           ==========  ==========  ==========

  During 1993, the Company and its principal subsidiaries acquired 97 businesses for $551,901,000 in cash and notes, 1,046,801 shares of the Company's common stock, and 1,635,471 shares of WTI common stock. During 1994, 46 businesses were acquired for $172,908,000 in cash and notes, 73,809 shares of the Company's common stock and 156,124 shares of WTI common stock. The foregoing acquisition data excludes minor acquisitions where consideration paid was less than $1 million. The Board of Directors has approved a capital expenditure budget of $1.275 billion for 1995, including a minimal level of acquisitions. The Company expects to finance this program, as well as any unbudgeted acquisition activity, through cash flow from operations. The Company scaled back its acquisition program in 1994, but continues to seek acquisitions that promise above average returns or meet strategic objectives, and expects acquisition activity to increase in 1995. The Company believes it has adequate capital resources to finance any attractive acquisitions that become available.

CAPITAL STRUCTURE   Through 1993, the Company financed capital expenditures and acquisitions primarily through the use of debt, taking advantage of favorable interest rates. In 1994,

-------------------------------------------------------------------------------
increased emphasis was placed on cash flow and reducing leverage. This emphasis is expected to continue in 1995. The following table reflects the impact of these strategies:

                                       December 31
                                   ------------------
                                   1992   1993   1994
-----------------------------------------------------
Long-term debt as a percent
   of total capital                38.2%  49.4%  45.6%
Short-term and long-term debt
  as a percent of short-term debt
  and total capital                41.8%  52.5%  49.4%

  The ratios above include minority interest in subsidiaries and put options as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects. The Company believes that its percentage of debt to total capital can be supported by the net cash provided by operating activities.

  While the Company expects 1995 free cash flow from operations, after budgeted capital expenditures, to be approximately $500 million, the ratios above will be adversely impacted by the purchase of the public shares of CWM and Rust (see "Subsequent Events") as these transactions will reduce minority interest and increase debt.

  The Boards of Directors of each of WMX, WTI and Rust have authorized their respective companies to repurchase shares of their own common stock in the open market or in privately negotiated transactions. The programs extend into 1996. During 1993, WMX repurchased approximately 8.4 million of its shares, and during 1994 WTI repurchased approximately 3.3 million shares and Rust repurchased 203,800 shares. Also see "Subsequent Events."

  During 1994, WMX sold put options on 17.9 million shares of its common stock in conjunction with the repurchase program. The put options give the holders the right at maturity to require the Company to repurchase its shares at specified prices. Proceeds of $29,965,000 from the sale of put options were credited to additional paid-in capital. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 9.0 million shares expired unexercised in 1994, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash in the amount of $12,019,000. The remaining 4.3 million options expire in July and August 1995, at strike prices ranging from $25.588 to $28.833 per share. The Company sold additional put options in February and March 1995 to replace those which matured.

  During 1994, the Company formed an Employee Stock Benefit Trust and sold 12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the Trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note.

SUBSEQUENT EVENTS   In January 1995, the holders of a majority of the
outstanding CWM shares (other than those held by WMX) approved a merger transaction which resulted in WMX acquiring all of the outstanding CWM shares which it did not previously own, in return for convertible subordinated debt.

  In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public for $14 per share in cash. The transaction is subject to approval by a special committee of independent directors appointed by the Rust Board of Directors, but does not require stockholder approval. If approved, the transaction is expected to be completed during the second quarter of 1995.

  See Note 16 to Consolidated Financial Statements for additional information.

OUTLOOK   The Company's business units enter 1995 in significantly different situations. WMI has strong momentum. Price and volume are trending up in the commercial and rolloff segments. Disposal prices appear to have bottomed out and are beginning to increase in certain areas of the country, although there is still pressure in spots. Residential pricing pressure continues on contract rebids, but some price increase will result from existing contracts with inflation adjustments. The loss of the City of Philadelphia disposal contract will negatively impact the first six months compared to 1994, but recycling commodity prices remain strong and recycling volume is increasing. Acquisition activity is expected to accelerate from 1994 levels. Overall, 1995 margins should benefit from operating productivity enhancements, price increases and selling and administrative costs rising more slowly than revenue.

  CWM continues to be negatively impacted by the changes in the hazardous waste industry. In addition, the South Carolina legislation which denies access to the Barnwell disposal facility to customers outside the Southeast Compact, and currently requires the site to close December 31, 1995, will reduce the revenue and profit contributions of the low-level radioactive waste service business line in 1995. The failure to obtain an operating low-level radioactive waste disposal site beyond 1995 would have a material adverse impact on CWM's net income. During 1994, CWM restructured its operations to adapt to market conditions, and substantially reduced its overhead. However, the chemical waste services line of business has continued to underperform. Management is continuing to evaluate alternatives to address this situation. On March 14, 1995, the Board of Directors approved a plan to further reduce the scope of the chemical waste services business by selling or otherwise eliminating technologies and/or service locations which are not meeting customer service or performance objectives. Management is finalizing the details of this plan, which is expected to result in an additional restructuring charge of approximately $140 million ($91 million after tax) in the first quarter of 1995.

  WTI's existing businesses continue to perform well, but because of slow growth in domestic trash-to-energy and independent power markets, and a resulting shift in its business mix to the lower margin air and water markets, it expects that 1995 earnings growth will not exceed 10%.

  Rust continues to focus its resources on service lines which add the greatest value, and to restructure the company accordingly. During the fourth quarter of 1994, Rust announced the discontinuance of its marine construction and dredging operations, the closing of offices in a consolidation of the engineering and construction groups, and the signing of the definitive agreement with OHM under which OHM will acquire Rust's hazardous waste and nuclear remediation services businesses in exchange for 40% of the OHM shares outstanding following the transaction. Rust's backlog has continued to increase, especially with projects for the pulp and paper industry, and management believes it is well positioned for improved results in 1995.

-------------------------------------------------------------------------------
  The outlook for WM International reflects the economic conditions and political and regulatory diversity of its markets. Operations in Italy face a politically uncertain environment, pricing declines on the renewal of municipal collection contracts, permitting problems at several landfills and rising labor costs. Operations in Germany are affected by difficult economic conditions and the need to integrate existing businesses into a base for internal growth. France remains a problematic market, economically and competitively. WM International's focus for 1995 will be on resolving these difficulties and achieving internal growth, cost control and improved returns on its investments in capital and human resources. Budgets for 1995 include capital expenditures of 120 million pounds and positive cash flow of 50 million pounds. WM International believes this strategy should enhance stockholder value in the long term, but does not anticipate earnings growth of more than 5% in 1995.

  The strategic review announced by WMX in the third quarter of 1994 is continuing, but results to date have reinforced management's commitment to increasing the Company's return on the assets it has in place and better leveraging its Company-wide resources. Efforts are now focused on improving links among the Company's operating and management resources to offer better service to customers and lower the costs of operations. The completion of the repurchase of the CWM public shares in January 1995 and the proposed repurchase of the Rust public shares will enable the Company to simplify its organizational structure. WMX intends to be a strategic management company, carefully matching resources to worldwide opportunities. Over time, the Company hopes to achieve a more balanced combination of revenue growth, return on assets, and increased cash generation in its core business lines of waste management, clean water, clean energy and engineering/technology.

38