Form 10-K405, Exhibit 13
WMX TECHNOLOGIES INC
filed 1995-03-30
CIK 104938

                                                                  Exhibit 13.2


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
-------------------------------------------------------------------------------
TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF WMX TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of WMX Technologies, Inc. (formerly Waste Management, Inc.) (a Delaware corporation) and Subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMX Technologies, Inc. and Subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 1992, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.


/s/ Arthur Andersen LLP
Arthur Andersen LLP


Chicago, Illinois,
February 6, 1995 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 1995)

WMX Technologies, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------

For the years ended December 31, 1992, 1993 and 1994
(000's omitted except per share amounts)

                                                                   1992             1993             1994
---------------------------------------------------------------------------------------------------------
REVENUE                                                      $8,661,027       $9,135,577      $10,097,318
---------------------------------------------------------------------------------------------------------
  Operating Expenses                                         $5,945,762       $6,346,914      $ 7,034,353
  Special Charges                                               219,900          550,000               --
  Goodwill Amortization                                          77,144           94,391          110,092
  Selling and Administrative Expenses                         1,048,047        1,128,202        1,184,248
  Gains from Stock Transactions of Subsidiaries                (263,489)         (15,109)              --
  Interest Expense                                              223,052          300,878          340,808
  Interest Income                                               (57,693)         (41,432)         (34,613)
  Minority Interest                                             156,824           57,986          149,703
  Sundry Income, Net                                            (86,932)         (95,424)         (66,442)
---------------------------------------------------------------------------------------------------------
  Income Before Income Taxes and Cumulative Effect
    of Accounting Changes                                    $1,398,412       $  809,171      $ 1,379,169
  Provision For Income Taxes                                    477,237          356,395          594,788
---------------------------------------------------------------------------------------------------------
  Income Before Cumulative Effect of Accounting Changes      $  921,175       $  452,776      $   784,381
  Cumulative Effect of Accounting Changes,
    Net of Minority Interest in Portion
    Relating to Subsidiaries--
      Postretirement Benefits, Net of Tax                       (36,579)              --               --
      Income Taxes                                              (34,560)              --               --
---------------------------------------------------------------------------------------------------------
NET INCOME                                                   $  850,036       $  452,776      $   784,381
=========================================================================================================
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING         493,948          485,374          484,144
=========================================================================================================
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE:
  Before Cumulative Effect of Accounting Changes                  $1.86            $0.93            $1.62
  Cumulative Effect of Accounting Changes--
    Postretirement Benefits                                        (.07)              --               --
    Income Taxes                                                   (.07)              --               --
---------------------------------------------------------------------------------------------------------
NET INCOME                                                        $1.72            $0.93            $1.62
=========================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------
As of December 31, 1993 and 1994
($000's omitted except per share amounts)

                                                            1993          1994
------------------------------------------------------------------------------
CURRENT ASSETS
 Cash and cash equivalents                           $    92,802   $   121,918
 Short-term investments                                   33,580        19,704
 Accounts receivable, less reserve of
  $63,146 in 1993 and $65,536 in 1994                  1,762,091     1,958,052
 Employee receivables                                      9,670        10,140
 Parts and supplies                                      148,022       194,645
 Costs and estimated earnings in excess of billings
  on uncompleted contracts                               339,364       403,949
 Refundable income taxes                                  54,001        30,713
 Prepaid expenses                                        337,990       349,723
------------------------------------------------------------------------------
    Total Current Assets                             $ 2,777,520   $ 3,088,844
------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost
 Land, primarily disposal sites                      $ 3,625,412   $ 4,162,418
 Buildings                                             1,223,139     1,372,782
 Vehicles and equipment                                6,856,044     7,162,217
 Leasehold improvements                                  100,262        91,554
------------------------------------------------------------------------------
                                                     $11,804,857   $12,788,971
 Less--Accumulated depreciation and amortization      (3,035,398)   (3,503,219)
------------------------------------------------------------------------------
    Total Property and Equipment, Net                $ 8,769,459   $ 9,285,752
------------------------------------------------------------------------------
OTHER ASSETS
 Intangible assets relating to acquired businesses,
  net                                                $ 3,461,331   $ 3,789,801
 Funds held by trustees                                  116,949        90,863
 Sundry, including other investments                   1,139,217     1,283,654
------------------------------------------------------------------------------
    Total Other Assets                               $ 4,717,497   $ 5,164,318
------------------------------------------------------------------------------
     Total Assets                                    $16,264,476   $17,538,914
==============================================================================

CURRENT LIABILITIES
 Portion of long-term debt payable within one year   $   754,491   $   890,686
 Accounts payable                                        818,501     1,017,451
 Accrued expenses                                        863,474       966,284
 Unearned revenue                                        241,096       305,310
------------------------------------------------------------------------------
    Total Current Liabilities                        $ 2,677,562   $ 3,179,731
------------------------------------------------------------------------------
DEFERRED ITEMS
 Income taxes                                        $   448,706   $   665,677
 Environmental liabilities                               745,637       704,015
 Other                                                   738,976       615,606
------------------------------------------------------------------------------
    Total Deferred Items                             $ 1,933,319   $ 1,985,298
------------------------------------------------------------------------------
LONG-TERM DEBT, less portion payable within one year $ 6,145,584   $ 6,044,411
------------------------------------------------------------------------------
MINORITY INTEREST IN SUBSIDIARIES                    $ 1,348,559   $ 1,536,165
------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                        $             $
------------------------------------------------------------------------------
PUT OPTIONS                                          $        --   $   252,328
------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
 Preferred stock, $1 par value (issuable in series);
  50,000,000 shares authorized; none outstanding
  during the years                                   $        --   $        --
 Common stock, $1 par value; 1,500,000,000 shares
  authorized; 496,216,829 shares issued in 1993 and
  496,386,758 in 1994                                    496,217       496,387
 Additional paid-in capital                              668,470       357,150
 Cumulative translation adjustment                      (245,587)     (150,832)
 Retained earnings                                     3,693,108     4,181,606
------------------------------------------------------------------------------
                                                     $ 4,612,208   $ 4,884,311
Less--Treasury stock; 12,763,884 shares in 1993, at
       cost                                              425,097            --
      1988 Employee Stock Ownership Plan                  27,659        19,729
      Employee Stock Benefit Trust (12,386,629
       shares)                                                --       323,601
------------------------------------------------------------------------------
    Total Stockholders' Equity                       $ 4,159,452   $ 4,540,981
------------------------------------------------------------------------------
     Total Liabilities and Stockholders' Equity      $16,264,476   $17,538,914
==============================================================================

The accompanying notes are an integral part of these balance sheets.

WMX Technologies, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1994
($000's omitted except per share amounts)
                                                                                                                    1988
                                                                                                                Employee   Employee
                                                           Additional    Cumulative                                Stock      Stock
                                                  Common      Paid-in   Translation     Retained    Treasury   Ownership    Benefit
                                                   Stock      Capital    Adjustment     Earnings       Stock        Plan      Trust
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                        $493,621     $722,351     $  40,463   $2,917,204   $      --     $40,539   $     --
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                        $     --     $     --     $      --   $  850,036   $      --     $    --   $     --
 Cash dividends ($.50 per share)                      --           --            --     (246,050)         --          --         --
 Stock repurchase (7,588,300 shares)                  --           --            --           --     257,950          --         --
 Stock issued upon exercise of stock options         809      (19,000)           --           --     (62,432)         --         --
 Treasury stock received in connection
  with exercise of stock options                      --           --            --           --      15,153          --         --
 Contribution to 1988 ESOP (303,226 shares)           --           --            --           --          --      (5,551)        --
 Treasury stock received as settlement for
  claims                                              --           --            --           --       1,717          --         --
 Stock issued upon conversion of LYONs                44       (2,200)           --           --      (4,546)         --         --
 Stock issued for acquisitions                     1,729        6,462            --           --      (3,352)         --         --
 Tax benefit of non-qualified stock options
  exercised                                           --       20,303            --           --          --          --         --
 Transfer of equity interests
  among controlled subsidiaries                       --      (19,620)           --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                      --           --      (207,029)          --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                      $496,203    $ 708,296     $(166,566)  $3,521,190   $ 204,490     $34,988   $     --
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                        $     --    $      --     $      --   $  452,776   $      --     $    --   $     --
 Cash dividends ($.58 per share)                      --           --            --     (280,858)         --          --         --
 Stock repurchase (8,443,400 shares)                  --           --            --           --     278,363          --         --
 Stock issued upon exercise of stock options          14       (8,749)           --           --     (18,285)         --         --
 Treasury stock received in connection
  with exercise of stock options                      --           --            --           --         357          --         --
 Contribution to 1988 ESOP (362,036 shares)           --           --            --           --          --      (7,329)        --
 Treasury stock received as settlement for
  claims                                              --           --            --           --       3,429          --         --
 Stock issued upon conversion of LYONs                --       (4,553)           --           --      (7,882)         --         --
 Stock issued for acquisitions                        --       (4,655)           --           --     (35,375)         --         --
 Tax benefit of non-qualified stock options
  exercised                                           --        2,825            --           --          --          --         --
 Transfer of equity interests
  among controlled subsidiaries                       --      (24,694)           --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                      --           --       (79,021)          --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                      $496,217    $ 668,470     $(245,587)  $3,693,108   $ 425,097     $27,659   $     --
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                        $     --    $      --     $      --   $  784,381   $      --     $    --   $     --
 Cash dividends ($.60 per share)                      --           --            --     (290,266)         --          --         --
 Dividends paid to Employee Stock Benefit
  Trust                                               --        5,617            --       (5,617)         --          --         --
 Stock issued upon exercise of stock options          --       (5,948)           --           --      (8,250)         --     (5,928)
 Treasury stock received in connection
  with exercise of stock options                      --           --            --           --         260          --         --
 Contribution to 1988 ESOP (375,312 shares)           --           --            --           --          --      (7,930)        --
 Treasury stock received as settlement for
  claims                                              --           --            --           --       2,741          --         --
 Stock issued upon conversion of LYONs                96        1,442            --           --         (56)         --         --
 Common stock issued for acquisitions                 74        1,471            --           --          --          --         --
 Tax benefit of non-qualified stock options
  exercised                                           --        1,527            --           --          --          --         --
 Temporary equity related to put options              --     (252,328)           --           --          --          --         --
 Proceeds from sale of put options                    --       29,965            --           --          --          --         --
 Sale of shares to Employee Stock Benefit
  Trust (12,601,609 shares)                           --     (106,327)           --           --    (419,792)         --    313,465
 Adjustment of Employee Stock Benefit Trust
  to market value                                     --       16,064            --           --          --          --     16,064
 Transfer of equity interests
  among controlled subsidiaries                       --       (2,803)           --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                      --           --        94,755           --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                      $496,387    $ 357,150     $(150,832)  $4,181,606   $      --     $19,729   $323,601
===================================================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------
For the years ended December 31, 1992, 1993 and 1994
Increase (Decrease) in cash ($000's omitted)
                                                                  1992          1993          1994
--------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Income before cumulative effect of
 accounting changes                                        $   921,175   $   452,776   $   784,381
Adjustments to reconcile income before
 cumulative effect of accounting changes to
 net cash provided by operating activities:
   Depreciation and amortization                               714,069       796,691       880,466
   Provision for deferred income taxes                         221,860       154,782       298,564
   Minority interest in subsidiaries                           156,824        57,986       149,703
   Interest on Liquid Yield Option Notes (LYONs)                36,424        37,162        33,551
   Gain on sale of property and equipment, and
   of investments by subsidiary                                 (4,659)      (14,061)      (14,876)
   Contribution to 1988 Employee Stock Ownership Plan            5,551         7,329         7,930
   Gains from stock transactions of subsidiaries              (263,489)      (15,109)           --
   Special charges, net of tax and minority interest           116,375       285,300            --
Changes in assets and liabilities, excluding effects of
 acquired companies:
   Receivables, net                                            (89,467)     (112,489)     (133,506)
   Other current assets                                       (350,315)       41,038      (110,604)
   Sundry other assets                                          39,862       (29,445)      (42,195)
   Accounts payable                                             23,155        33,328       155,254
   Accrued expenses and unearned revenue                        10,750      (301,039)       41,594
   Deferred items                                             (189,599)      (24,015)     (259,020)
   Minority interest in subsidiaries                           (57,825)       (2,021)       14,038
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                  $ 1,290,691   $ 1,368,213   $ 1,805,280
--------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Short-term investments                                   $    72,913   $    35,911   $     2,755
  Capital expenditures                                      (1,632,665)   (1,719,178)   (1,455,628)
  Proceeds from sale of property and equipment, and
   of investments by subsidiary                                 95,942       134,169       276,822
  Cost of acquisitions, net of cash acquired                  (599,045)     (551,901)     (172,908)
  Other investments                                             66,414      (185,256)      (74,446)
  Acquisition of minority interests                            (26,343)           --        (8,200)
  Purchase of Brand stock related to Rust merger                    --      (129,524)           --
--------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                     $(2,022,784)  $(2,415,779)  $(1,431,605)
--------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

-------------------------------------------------------------------------------------------------


                                                              1992          1993          1994
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Cash dividends                                            $ (246,050)  $  (280,858)  $  (290,266)
 Proceeds from issuance of indebtedness                     1,274,549     3,407,759     1,710,586
 Repayments of indebtedness                                  (807,873)   (1,712,794)   (1,776,845)
 Proceeds from exercise of stock options, net                  49,391        12,018         9,497
 Proceeds from Waste Management International plc
  initial public offering                                     700,032            --            --
 Contributions from minority interests                          6,484        28,072        22,169
 Stock repurchases by Company and subsidiaries               (339,966)     (315,302)      (49,665)
 Preferred stock redemption by subsidiary                          --        (5,000)           --
 Proceeds from sale of put options                                 --            --        29,965
-------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       $  636,567   $ 1,133,895   $  (344,559)
-------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       $  (95,526)  $    86,329   $    29,116
Cash and cash equivalents at beginning of year                101,999         6,473        92,802
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $    6,473   $    92,802   $   121,918
=================================================================================================

The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks and short-term investments with maturities of less than three months when purchased.

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest, net of amounts capitalized                     $  186,628   $   263,716   $   307,257
  Income taxes, net of refunds received                    $  246,922   $   331,803   $   241,657

Supplemental schedule of noncash investing and
 financing activities:
  LYONs converted into common stock of the Company         $    2,390   $     3,329   $     1,594
  Exchangeable LYONs exchanged for common stock
    of CWM owned by the Company                            $      340   $        --   $        --
  Liabilities assumed in acquisitions of businesses        $  405,558   $   673,129   $   244,560
  Fair market value of Company and subsidiary stock
    issued for acquired businesses                         $  178,885   $    64,500   $     4,773

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

FOREIGN CURRENCY   Certain foreign subsidiaries' assets and liabilities are
translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange gains (losses) (net of related income taxes and minority interest) of $5,100,000, ($529,000) and ($3,610,000) are included in the Consolidated Statements of Income for 1992, 1993 and 1994, respectively.

SHORT-TERM INVESTMENTS   The Company's short-term investments primarily consist
of securities having an investment grade of not less than A and a term to maturity generally of less than one year, and because the investments have always been held to maturity, are carried at cost. Such investments include tax-exempt securities, certificates of deposit and Eurodollar time deposits.

  Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of FAS 115 did not have a significant effect on earnings for 1994, since the Company's accounting prior to adoption was substantially in compliance with the new standard.

ENVIRONMENTAL LIABILITIES   The Company provides for estimated closure and post-
closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs for U.S. landfills are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and the proposed air emissions standards under the Clean Air Act, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Substantially the same standards are applied to estimate costs for foreign sites, even though current regulations in some foreign jurisdictions are less strict. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste; to the extent similar costs are incurred during the active life of the site, they are expensed as incurred.

  The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 104 sites listed on the Superfund National Priority List ("NPL"). In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available.

  See Note 6 for additional information.

CONTRACTS IN PROCESS   Information with respect to contracts in process at
December 31, 1993 and 1994 is as follows:

                                              1993          1994
----------------------------------------------------------------
Costs and estimated earnings
  on uncompleted contracts             $ 3,741,386   $ 3,312,951
Less: Billings on
  uncompleted contracts                 (3,474,386)   (3,042,765)
                                       -----------   -----------
   Total contracts in process          $   267,000   $   270,186
                                       ===========   ===========

  Contracts in process are included in the Consolidated Balance
Sheets under the following captions:

Costs and estimated earnings
  in excess of billings on
  uncompleted contracts                $   339,364   $   403,949
Billings in excess of costs and
  estimated earnings on
  uncompleted contracts
  (included in unearned revenue)           (72,364)     (133,763)
                                       -----------   -----------
  Total contracts in process           $   267,000   $   270,186
                                       ===========   ===========

  All contracts in process are expected to be billed and collected within five years.

  Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1994, is $43,895,000, including $7,037,000 that is expected to be collected after one year. At December 31, 1993, retainage was $44,828,000.

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

  Preparation costs for individual secure land disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems and gas collection and leachate collection systems. Unamortized cell construction cost at December 31, 1993 and 1994 was $146,985,000 and $154,100,000, respectively.

DEPRECIATION AND AMORTIZATION   The cost, less estimated salvage value, of
property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

INTANGIBLE ASSETS   Intangible assets relating to acquired businesses consist
primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of not more than forty years. The accumulated amortization of intangible assets amounted to $364,251,000 and $463,855,000 as of December 31, 1993 and 1994, respectively.

--------------------------------------------------------------------------------
  On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

CAPITALIZED INTEREST   Interest has been capitalized on significant landfills,
trash-to-energy plants and other projects under development in accordance with FAS No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $87,897,000 in 1992, $100,591,000 in 1993 and $104,512,000 in 1994.

GAIN RECOGNITION ON Sale of Subsidiaries' Stock   It is the Company's policy to
record in income, gains from the sale or other issuance of previously unissued stock by its subsidiaries.

RESTATEMENT   Certain amounts in previously issued financial statements have been restated to conform to 1994 classifications.

--------------------------------------------------------------------------------
NOTE 2 INCOME TAXES

Effective January 1, 1992, the Company and its principal subsidiaries changed their method of accounting for income taxes as a result of the early adoption of FAS No. 109, "Accounting for Income Taxes." The 1992 cumulative effect of this change, after minority interest in the portion relating to Wheelabrator Technologies Inc. ("WTI"), was a charge of $34,560,000, or $.07 per share. The cumulative charge resulted primarily from increasing deferred taxes previously discounted, a method not permitted under FAS 109, valuation allowances against deferred tax assets and adjustments for rate differences. The proforma effect of this accounting change on 1992 earnings was not significant, except for the one-time charge.

  The following tables set forth income before income taxes, showing domestic and international sources, and the income tax provision showing the components by governmental taxing authority, for the years 1992 through 1994:


INCOME BEFORE INCOME TAXES                                               1992        1993        1994
-----------------------------------------------------------------------------------------------------
Domestic                                                           $1,214,342   $637,636   $1,199,519
International                                                         184,070    171,535      179,650
                                                                   ----------   --------   ----------
                                                                   $1,398,412   $809,171   $1,379,169
                                                                   ==========   ========   ==========
INCOME TAX PROVISION (BENEFIT)
-----------------------------------------------------------------------------------------------------
Current tax expense
  U.S. Federal                                                     $  159,795   $137,966   $  217,354
  State and local                                                      46,208     30,715       50,476
  Foreign                                                              53,376     36,532       30,989
                                                                   ----------   --------   ----------
Total current                                                      $  259,379   $205,213   $  298,819
                                                                   ----------   --------   ----------
Deferred tax expense
  U.S. Federal                                                     $  152,742   $ 92,171   $  218,953
  State and local                                                      38,319     30,284       33,848
  Foreign                                                              30,799     32,327       45,763
                                                                   ----------   --------   ----------
Total deferred                                                     $  221,860   $154,782   $  298,564
                                                                   ----------   --------   ----------
U.S. Federal benefit from amortization
  of deferred investment credit                                    $   (4,002)  $ (3,600)  $   (2,595)
                                                                   ----------   --------   ----------
Total provision                                                    $  477,237   $356,395   $  594,788
                                                                   ==========   ========   ==========

  The Federal statutory tax rate in 1992, 1993 and 1994 is reconciled to the effective tax rate as follows:
-----------------------------------------------------------------------------------------------------
Federal statutory rate                                                   34.0%      35.0%        35.0%
State and local taxes, net of Federal benefit                             4.0        4.9          4.0
Amortization of deferred investment credit                               (0.3)      (0.4)        (0.2)
Amortization of intangible assets relating to acquired businesses         1.9        4.1          2.2
Federal tax credits                                                      (0.6)      (1.4)        (1.0)
Non-taxable gains on issuance of stock by subsidiaries                   (6.4)      (0.7)          --
Minority interest                                                         3.4        2.9          4.2
Adjustment of deferred income taxes due to
  Omnibus Budget Reconciliation Act                                        --        1.7           --
Other, net                                                               (1.9)      (2.1)        (1.1)
                                                                         ----       ----         ----
Effective tax rate                                                       34.1%      44.0%        43.1%
                                                                         ====       ====         ====

--------------------------------------------------------------------------------
  The Company uses the "deferral method" of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.

  Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach. The primary components that comprise the 1993 and 1994 deferred tax (assets) liabilities are as follows:

                                               1993         1994
----------------------------------------------------------------
Deferred tax assets
  Reserves not deductible until paid     $ (538,062)  $ (494,549)
  Deferred revenue                          (27,714)     (25,708)
  Net operating losses and tax
    credit carryforwards                    (43,028)    (110,073)
  Other                                    (104,059)     (70,281)
                                         ----------   ----------
      Subtotal                           $ (712,863)  $ (700,611)
                                         ----------   ----------
Deferred tax liabilities
  Depreciation and amortization          $  948,024   $1,106,155
  Other                                     183,655      233,178
                                         ----------   ----------
      Subtotal                           $1,131,679   $1,339,333
                                         ----------   ----------
Valuation allowance                      $   29,890   $   26,955
                                         ----------   ----------
  Net deferred tax liabilities           $  448,706   $  665,677
                                         ==========   ==========

  The Company's subsidiaries have approximately $24 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. Also, various subsidiaries have operating loss carryforwards of approximately $640 million with expiration dates through the year 2009. Valuation allowances have been established for uncertainties in realizing the tax benefit of net operating loss carryforwards and of the basis differences in certain assets. In 1994, the allowance decreased due to the realization of tax benefits on the disposal of certain assets.

  The Company has concluded that development and expansion of its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.

  The gain of $240,000,000 before minority interest in 1992 resulting from the initial public offering of 75,000,000 ordinary shares of Waste Management International plc ("WM International") and the gain of $15,109,000 before minority interest recognized by Chemical Waste Management, Inc. ("CWM") and WTI in connection with shares issued by Rust International Inc. ("Rust") as part of The Brand Companies Inc. ("Brand") merger in 1993 were non-taxable events. The Company intends to control its investments in CWM and WTI, and the Company, WTI and CWM intend to control their investments in WM International and Rust to maintain the non-taxable status of the gains; therefore, deferred income taxes have not been provided.

--------------------------------------------------------------------------------
NOTE 3 BUSINESS COMBINATIONS

All significant businesses acquired through December 31, 1994, and treated as poolings of interests have been included retroactively in the financial statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for as purchases are included in the financial statements from the date of acquisition. The acquisition data which follows excludes minor acquisitions where consideration paid was less than $1,000,000.

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

  During 1994, the Company and its principal subsidiaries acquired 46 businesses for $172,908,000 in cash (net of cash acquired) and notes, 73,809 shares of the Company's common stock and 156,124 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  The following summarizes the pro forma effect of businesses acquired and accounted for as purchases (including those which otherwise met pooling of interests criteria but were not significant in the aggregate) in 1992, 1993 and 1994 as if they had been acquired as of January 1 of the preceding year (unaudited):


                                                                               1992         1993          1994
--------------------------------------------------------------------------------------------------------------
Revenue as reported                                                      $8,661,027   $9,135,577   $10,097,318
Revenue of purchased businesses for period prior to
  acquisition as stated above                                             1,000,812      588,496       108,093
                                                                         ----------   ----------   -----------
Pro forma revenue                                                        $9,661,839   $9,724,073   $10,205,411
                                                                         ==========   ==========   ===========

Income before cumulative effect of accounting changes as reported        $  921,175   $  452,776   $   784,381
Net income of purchased businesses for period prior to
  acquisition as stated above                                                30,685       11,325         2,129
Adjustment for interest and goodwill amortization                           (59,229)     (19,564)       (2,591)
                                                                         ----------   ----------   -----------
Pro forma income before cumulative effect of accounting changes          $  892,631   $  444,537   $   783,919
                                                                         ==========   ==========   ===========

Earnings per share before cumulative effect of
  accounting changes as reported                                         $     1.86   $     0.93   $      1.62
Effect of purchased businesses prior to acquisition as stated above           (0.05)       (0.01)           --
                                                                         ----------   ----------   -----------
Pro forma earnings per share before cumulative effect
  of accounting changes                                                  $     1.81   $     0.92   $      1.62
                                                                         ==========   ==========   ===========

-------------------------------------------------------------------------------
  In April 1992, WM International sold 75,000,000 newly issued ordinary shares, representing 20% of the post-offering outstanding shares of that company, to the public. Following the offering, the Company, CWM and WTI owned 56%, 12% and 12%, respectively, of the outstanding shares of WM International.

  Rust was formed on January 1, 1993, through the contribution by CWM of its hazardous substance remediation services business, its approximately 56% ownership in Brand and its 12% ownership interest in WM International, together with certain other assets, and the contribution by WTI of its engineering and construction and environmental and infrastructure consulting businesses, its London-based international engineering unit and certain other assets. On May 7, 1993, Brand was merged into a subsidiary of Rust and Rust thereby acquired the publicly-held Brand shares. As of December 31, 1994, Rust was owned approximately 56% by CWM and approximately 40% by WTI, with the remaining shares held by the public. In February 1995, the Company offered to acquire the approximately 4% of Rust's shares held by the public; see Note 16 for additional information.

-------------------------------------------------------------------------------
NOTE 4 DEBT

The details relating to debt (including capitalized leases, which are not material) as of December 31, 1993 and 1994, are as follows:

                                                                                          1993        1994
----------------------------------------------------------------------------------------------------------
Commercial Paper, weighted average interest 3.4% in 1993 and 5.8% in 1994           $1,376,197  $  946,702
Tailored Rate ESOP Notes, interest 4.67% to 5.02%                                       50,000      50,000
Debentures, interest 8 3/4%, due 2018                                                  249,085     249,085
Notes, interest 4 5/8% to 8 1/4%, due 1995 - 2011                                    2,500,000   2,684,170
Step-Up Notes, interest 6.22% through April 29, 1997 and 8% thereafter, due 2004            --     150,000
Solid waste disposal revenue bonds, interest 6% to 7.75%, due 1995 - 2013              280,685     252,385
Installment loans and notes payable, interest 5.34% to 10.61%, due 1995 - 2020         978,691   1,298,436
Project Debt, interest 3.4% to 10.64%, due 1995 - 2010                                 810,612     764,859
Other long-term borrowings                                                              35,616      34,320
Liquid Yield Option Notes, zero coupon-subordinated, interest 9%, due 2001              11,334      10,721
Liquid Yield Option Notes, zero coupon-subordinated, interest 6%, due 2012             426,005     361,438
Liquid Yield Option Notes, zero coupon-subordinated, interest 6%, due 2010             181,850     132,981
                                                                                    ----------  ----------
Total debt                                                                          $6,900,075  $6,935,097
Less--current portion                                                                  754,491     890,686
                                                                                    ----------  ----------
Long-term portion                                                                   $6,145,584  $6,044,411
                                                                                    ==========  ==========

The long-term debt as of December 31, 1994, is due as follows:

Second year                   $  929,320
Third year                     2,423,578
Fourth year                      374,885
Fifth year                       257,344
Sixth year and thereafter      2,059,284
                              ----------
                              $6,044,411
                              ==========

  Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis with the notes (described below) issued in January 1995 and $1,347,000,000 of committed long-term borrowing facilities which it has available. The committed facilities provide for unsecured long-term loans at interest rates of prime or LIBOR plus 30 basis points and commitment fees of 6.5 to 10 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.

  In April 1985, the Company issued and sold Convertible Liquid Yield Option Notes ("Convertible LYONs") in the principal amount at maturity of $840,000,000 due in 2001. The Convertible LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, were originally priced to yield 9% if held to maturity, and are convertible into 34.88 shares of the Company's common stock per Convertible LYON, subject to adjustment. The Convertible LYONs are redeemable by the Company at a price equal to the issue price plus accrued original issue discount to the redemption date. The Convertible LYONs will be purchased for cash by the Company at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. During 1993 and 1994, 6,582 and 2,822 Convertible LYONs were converted into 229,561 and 97,793 shares of the Company's common stock, respectively. As of December 31, 1994, there were 18,266 Convertible LYONs outstanding with a maturity value amounting to $18,266,000.

  In November 1988, the Company issued and sold $1,620,000,000 principal amount at maturity of Exchangeable Liquid Yield Option Notes ("Exchangeable LYONs") due in April 2012. The Exchangeable LYONs, which are zero-coupon notes subordinated to all existing and future senior debt, will yield 6% if held to maturity and are exchangeable at the option of the holder at any time, at the rate per Exchangeable LYON of 17.218 shares of CWM common stock owned by the Company, subject to adjustment. The Exchangeable LYONs are redeemable by the Company at a price equal to the issue price plus accrued original issue discount to the redemption date. The Exchangeable LYONs will be purchased for cash by the Company at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1994, there were 1,003,981 Exchangeable LYONs outstanding with a maturity value amounting to $1,003,981,000.

  In August 1990, CWM issued and sold Convertible Liquid Yield Option Notes ("CWM LYONs") in the principal amount at maturity of $575,000,000 due in August 2010. The CWM LYONs, which are zero-coupon notes subordinated to all existing and future senior debt of CWM, will yield 6% if held to maturity, and are convertible at the option of the holder at any time into

11.676 shares of CWM common stock per CWM LYON, subject to adjustment. The CWM LYONs are redeemable by CWM at a price equal to the issue price plus accrued original issue discount to the redemption date. The CWM LYONs will be purchased for cash by CWM at the option of the holder on June 30, 1995, and on each June 30 thereafter prior to maturity, at a price determined in the manner described above. As of December 31, 1994, there were 334,923 CWM LYONs outstanding with a maturity value of $334,923,000.

  In connection with the acquisition of the CWM minority interest discussed in
Note 16, the exchange and conversion features of the Exchangeable LYONs and the CWM LYONs were adjusted and the Company assumed CWM's obligation in respect of the CWM LYONs. See Note 16 for additional information.

  During 1993, the Company issued (a) $250,000,000 of 4-7/8% Notes due July 1, 1995, at a price of 99.75%, (b) $200,000,000 of 4-5/8% Notes due April 14, 1996,
at a price of 99.516%, (c) $300,000,000 of 4-7/8% Notes due June 15, 1996, at a
price of 99.628%, and (d) $500,000,000 of 6-3/8% Notes due December 1, 2003 at a
price of 99.875%. These Notes are not redeemable prior to maturity.

  In November 1993, the Michigan Strategic Fund issued and sold $35,000,000 of 6% Limited Obligation Revenue Bonds (WMX Technologies, Inc. Project), Series 1993, maturing December 1, 2013, and loaned the proceeds to the Company.

  In May 1994, the Company issued, at par, $150,000,000 of ten-year Step-Up Notes due April 30, 2004. The holders may elect to have the Step-Up Notes or any portion thereof repaid on April 30, 1997 at 100% of their principal amount together with accrued interest. The interest rate on the Step-Up Notes is 6.22% through April 29, 1997, and 8% thereafter. In November 1994, the Company issued $200,000,000 of 8-1/4% Notes due November 15, 1999, at a price of 99.925%.
Neither of these issues is redeemable at the option of the Company prior to maturity.

  In January 1995, the Company issued $250,000,000 of 8-1/8% Notes due February 1, 1998, at a price of 99.671%. The Notes are not redeemable prior to maturity.


NOTE 5   DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company uses derivatives to manage currency, interest rate and commodity risk. The portfolio of such instruments (which are held for purposes other than trading) at December 31, 1994, is set forth in the paragraphs which follow.

INTEREST RATE AGREEMENTS   Certain of the Company's subsidiaries have entered
into interest rate swap agreements to reduce the impact of changes in interest rates on underlying borrowings. The agreements are contracts to exchange fixed and floating interest rate payments periodically over the term without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The agreements provide only for the exchange of interest on the notional amounts at the stated rates, with no multipliers or leverage.

  While the subsidiaries are exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, such agreements are entered into as a hedge against interest rate exposure on existing debt. Accordingly, differences paid or received under the agreements are recognized as part of interest expense over the life of the agreements. The impact of swap agreements on consolidated interest expense and on the effective interest rate on consolidated debt was immaterial. As of December 31, 1994, interest rate agreements in notional amounts and with terms as set forth in the following table were outstanding:

                                  Notional
    Currency                       Amount                 Duration of Agreement
------------------                --------                ---------------------
Sterling                           50,000                 Feb. 1994 - Feb. 1995
Sterling                           20,000                 Feb. 1995 - Feb. 1999
Hong Kong dollar                  250,000                 Feb. 1994 - Feb. 1995
Hong Kong dollar                  250,000                 Apr. 1994 - Apr. 1997*
Hong Kong dollar                  250,000                 Feb. 1995 - Feb. 1997
Australian dollars                 25,000                 Feb. 1994 - Feb. 1995
Australian dollars                 20,000                 Mar. 1994 - Mar. 1996
U.S. dollars                       25,000                 Jan. 1988 - Dec. 1995


*This agreement was terminated subsequent to December 31, 1994.

CURRENCY AGREEMENTS   From time to time, the Company and certain of its
subsidiaries use foreign currency derivatives to mitigate the impact of translation on foreign earnings and income from foreign investees. Typically these have taken the form of purchased put options or offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. While the Company may be required to make a payment in connection with these agreements, it will recognize an offsetting increase in the translation of foreign earnings or income from foreign investees. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be adjusted to market value at the end of each accounting period. Gains and losses on currency derivatives to date have not been material.

------------------------------------------------------------------------------
  As of December 31, 1994, the Company was party to the following average rate currency options (all options settle at expiration):

                                                                                         Currency
                                                                          ------------------------------------------
                                                   Notional Amount        Hedged                             Against
--------------------------------------------------------------------------------------------------------------------
Collars, structured as offsetting
 puts and calls with different strike prices,
 covering the period January 1 to
 December 31, 1995                                          40,000        French Franc                      Sterling
                                                           120,000        Swedish Krona                     Sterling
Put options purchased,
 expiring December 31, 1995                                 36,000        Deutschemark                      Sterling
                                                            42,000        French Franc                      Sterling
                                                            13,500        Netherlands Guilder               Sterling
                                                            60,000        Swedish Krona                     Sterling

  In addition, subsidiaries have sold currencies forward for delivery in 1995 to hedge foreign exchange exposure on specific transactions. The amounts involved are not material to the consolidated financial statements, and any gains or losses on the hedges will be included in the measurement of the identified transaction. Also in 1995, WMX has purchased and will continue to purchase put options on the pound sterling to hedge the risk of a decline in value of that currency on the reported earnings of WM International. Premiums paid will not be significant.

  Significant foreign currency contracts outstanding during 1993 and 1994 were as follows:

                                                                                         Currency
                                                                          ------------------------------------------
                                                    Average Amount        Hedged                             Against
--------------------------------------------------------------------------------------------------------------------
1993
                                                           150,000        Sterling                            Dollar
                                                             9,300        Deutschemark                        Dollar
                                                             6,000        Finland Markka                    Sterling
1994
                                                            85,000        Deutschemark                      Sterling
                                                           132,000        French Franc                      Sterling
                                                           184,000        Swedish Krona                     Sterling
                                                        20,000,000        Lira                              Sterling
                                                        10,000,000        Lira                          Deutschemark
                                                            23,000        Deutschemark                        Dollar
                                                           141,000        Sterling                            Dollar

COMMODITY AGREEMENTS The Company utilizes collars, calls and swaps to mitigate the risk of price fluctuations on the fuel used by its vehicles. Quantities hedged equate to committed fuel purchases or anticipated usage and accordingly, gains and losses are deferred and recognized as fuel is purchased. The following table summarizes the Company's positions in commodity derivatives as of December 31, 1994:

Type                                                     Commodity        Quantity                        Expiration
--------------------------------------------------------------------------------------------------------------------
Swaps                                                  Heating oil        128,500 gal.                          1995
Collars                                                    Gas oil        40 tons                               1995
Swaps                                                    Crude oil        4,000 bbls.                           1996
Collars                                                  Crude oil        300 bbls.                             1996
Swaps                                                    Crude oil        2,000 bbls.                           1997
Collars                                                  Crude oil        350 bbls.                             1997
Collars                                                  Crude oil        200 bbls.                             1998
Collars                                                  Crude oil        100 bbls.                             1999

  In addition, the Company has sold swaptions on 2,000,000 barrels of crude oil with maturities in 1998. Such swaptions give the counterparty the option, at some future date, to enter into a swap which would require the Company to pay at the strike price set forth in the agreement in exchange for a floating crude oil reference price. Until exercised, such contracts do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be marked to market each accounting period. To date, gains and losses on such contracts have not been material.

  The Company is exposed to credit loss in the event of non-performance by counterparties on interest rate, currency and commodity derivatives, but in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. Maximum credit exposure is represented by the fair value of contracts with a positive fair value at December 31, 1994.

--------------------------------------------------------------------------------
NOTE 6   ENVIRONMENTAL COSTS AND LIABILITIES

The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly.

  The Company provides for closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. The accrual for closure and post-closure costs relates to expenditures to be incurred after a facility ceases to accept waste. Similar costs incurred during the active life of a site are charged to expense.

  The Company also provides for its estimated share of the cost of necessary remediation at sites which it owns or operated or to which it transported waste. Cost estimates are based on management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates are sometimes a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. The Company believes that it is "reasonably possible," as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability could be at the high end of such ranges, which would be approximately $175 million higher in the aggregate than the estimate that has been recorded in the financial statements as of December 31, 1994.

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

  Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $169 million at December 31, 1994.

  The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and anticipated annual volumes of waste. During this remaining site life, the Company will provide for an additional $1.15 billion of closure and post-closure costs, including accretion for the discount recognized to date.

  As of December 31, the Company's liabilities for closure, post-closure monitoring and environmental remediation costs were as follows:

                                             1993        1994
-------------------------------------------------------------
Current portion, included in
  Accrued Expenses                     $  130,863  $  108,750
Non-current portion                       745,637     704,015
                                       ----------  ----------
  Total recorded                       $  876,500  $  812,765
Amount to be provided over
  remaining life of active
  sites, including discount
  of $154 million in 1993 and
  $169 million in 1994                    987,000   1,149,617
                                       ----------  ----------
Expected aggregate undiscounted
  environmental liabilities            $1,863,500  $1,962,382
                                       ==========  ==========

  Anticipated payments of environmental liabilities at December 31, 1994, are as follows:

1995                                               $  108,750
1996                                                  128,120
1997                                                   93,429
1998                                                   77,233
1999                                                   47,643
Thereafter                                          1,507,207
                                                   ----------
                                                   $1,962,382
                                                   ==========

  The increase in the expected aggregate undiscounted amount results primarily from additional airspace.

  The Company has also filed several lawsuits against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort claim costs at a number of sites. The carriers have denied coverage and are vigorously defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

--------------------------------------------------------------------------------
NOTE 7 STOCK OPTIONS

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

-------------------------------------------------------------------------------
  Pursuant to the Directors' Plan, 150,000 shares of the Company's common stock were initially reserved. Options for 15,000 shares are to be granted, at the time of election to the Board, to each person who is not an officer or full-time employee of the Company or any of its subsidiaries.

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

  Under the ServiceShares Plan, 11,000,000 shares of the Company's common stock have been reserved for issuance upon exercise of non-qualified options. Options may be granted at a price equal to 100% of the market value on the date of grant, for a term of not less than five years nor more than ten years. Generally, full-time employees who are not represented by a bargaining unit, have three years of service with the Company and are not covered by another Company option plan are eligible to participate in this plan.

  The status of the plans (including predecessor plans under which options remain outstanding) during the three years ended December 31, 1994, was as follows:

                                                 Shares             Option Price
--------------------------------------------------------------------------------
January 1, 1992--
  Outstanding                                     8,643            $ 3.20-$41.63
  Available for future grant                      6,879                  --
                                                 ------
1992--
Granted                                           4,003            $33.44-$41.80
Exercised                                         2,562            $ 3.20-$35.44
Cancelled                                           301            $ 7.95-$41.80
Shares cancelled upon expiration of
   the 1982 Plan                                  4,154                  --
Additional shares reserved for future grant
   under 1992 plans                              15,799                  --
                                                 ------
December 31, 1992--
  Outstanding                                     9,783            $ 3.46-$41.80
  Available for future grant                     14,822                  --
                                                 ------
1993--
Granted                                           2,957            $30.90-$38.45
Exercised                                           551            $ 3.46-$35.44
Cancelled--
  1982 Plan                                         179            $18.84-$41.80
  Current plans                                     328            $30.69-$41.80
                                                 ------
December 31, 1993--
  Outstanding                                    11,682            $ 4.33-$41.80
  Available for future grant                     12,193                  --
                                                 ------
1994--
Granted                                           3,729            $24.33-$29.03
Exercised                                           462            $ 4.33-$25.72
Cancelled--
  1982 Plan                                         312            $14.72-$41.80
  Current plans                                     826            $ 8.57-$41.80
Additional shares reserved for future grant       6,000                  --
                                                 ------
December 31, 1994--
  Outstanding                                    13,811            $ 7.20-$41.80
  Available for future grant                     15,290                  --
                                                 ======
  Options were exercisable with respect to
7,209,846 shares at December 31, 1994.

  Subsequent to December 31, 1994, in
connection with the acquisition of the CWM minority interest (see Note 16), outstanding
CWM options were exchanged for options to acquire 2,867,061 Company shares at prices of $21.97 to $63.33 per share.

-------------------------------------------------------------------------------
NOTE 8 CAPITAL STOCK

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

-------------------------------------------------------------------------------
NOTE 9 EARNINGS PER SHARE

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

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                            1993     1994
---------------------------------------------------------
Common shares issued, net of
  treasury shares in 1993 and
  Employee Stock Benefit Trust
  shares in 1994, per Consolidated
  Balance Sheets                         483,453  484,000
Effect of shares issuable under stock
  options after applying the "treasury
  stock" method                              489      396
Effect of using weighted average
  common shares outstanding
  during the year                          1,432     (252)
                                         -------  -------
Common shares used in computing
  earnings per share                     485,374  484,144
                                         =======  =======

-------------------------------------------------------------------------------
NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $195,092,000 in 1992, $181,168,000 in 1993 and $203,576,000
in 1994. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.

  The long-term rental obligations as of December 31, 1994, are due as follows:

First year                      $  161,754
Second year                        145,728
Third year                         134,065
Fourth year                        125,022
Fifth year                         118,372
Sixth through tenth years          498,942
Eleventh year and thereafter       415,086
                                ----------
                                $1,598,969
                                ==========

  During 1994, the Company sold put options on 17.9 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase shares of its common stock at specified prices. Proceeds of $29,965,000 from the sale of put options were credited to additional paid-in capital. The amount the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options were exercised has been reclassified to a temporary equity account. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 9.0 million shares expired unexercised in 1994, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash at a total cost of $12,019,000. The remaining 4.3 million options expire in July and August 1995, at strike prices ranging from $25.588 to $28.833 per share. The Company sold additional put options in February and March 1995 to replace those which matured. The new options expire in October and November 1995 at strike prices of $26.11 to $26.58 per share.

  Although the Company's insurance program includes coverage for sudden and accidental Environmental Impairment Liability ("EIL") risk, insurance coverage in large amounts for non-sudden and accidental EIL risk continues to be unavailable at a cost which management believes is reasonable. The coverage terms and cost of the limited risk transfer EIL insurance of this type which is available to the Company are such that the insurance has not been purchased. To satisfy existing government requirements,

-------------------------------------------------------------------------------
the Company has secured non-sudden and accidental EIL insurance coverage in amounts believed to be in compliance with federal and state law. The Company must reimburse the carrier for losses incurred under coverage of this policy. In the event the Company continues not to purchase risk-transfer EIL insurance coverage, the Company's net income could be adversely affected in the future if uninsured losses were to be incurred.

  The Company has issued or is a party to approximately 3,015 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $606,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these guarantees will have a material adverse effect on the consolidated financial position or results of operations of the Company.

  In February 1994, a Connecticut Superior Court judge issued a decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of WTI's permit to construct the $92 million Lisbon, Connecticut trash-to-energy facility. In the ruling, the judge agreed with WTI's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. WTI continues to construct the facility as it pursues a favorable resolution of this permit remand through appropriate judicial and regulatory proceedings. As of December 31, 1994, the facility was approximately 60 percent complete. Although WTI believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with the Eastern Connecticut Resource Recovery Authority, the facility's owner, such a consequence may require WTI to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on WTI's financial condition and results of operations. Although the impact on the Company would be mitigated by the minority interest in WTI, it could nonetheless be material to results of operations for a particular quarter or year.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

  The Company was a party to a lawsuit that alleged that it and CWM violated federal securities laws by engaging in misrepresentations of, or failing to disclose, material information concerning primarily the overvaluation of certain of CWM's assets, principally its incineration facilities, and the existence of certain adverse hazardous waste treatment and disposal industry conditions and trends, and overstating CWM's and the Company's earnings for 1992 and the first quarter of 1993 due to failure to write down the value of such assets and other matters. In February 1995, the lawsuit was certified as a class action and dismissed as to all defendants.

  During the third quarter of 1994, several putative class action lawsuits were filed by CWM stockholders in the Chancery Court of the State of Delaware in and for New Castle County which seek unspecified money damages against the Company, CWM and the individual directors of CWM in connection with the Company's acquisition of all of the shares of CWM's common stock which it did not own. These suits have since been consolidated for all purposes into a single action captioned In re Chemical Waste Management, Inc. Shareholders Litigation. Discovery is ongoing in the consolidated action. The Company believes that its actions and those of CWM and its Board of Directors (including a Special Committee thereof consisting of independent directors) in connection with the transaction which is the subject of the litigation have been in accordance with Delaware law. The Company and CWM have agreed with the plaintiffs to settle the lawsuit as to all parties under terms which will not have a material adverse impact on the Company. The proposed settlement is subject to certain conditions, including the negotiation and execution of a definitive settlement agreement and related documents, and approval by the Court.

-------------------------------------------------------------------------------
NOTE 11 BENEFIT PLANS

The Company has a defined benefit pension plan for all eligible non-union domestic employees of WMX, CWM and Waste Management, Inc. ("WMI"). The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. The Company's funding policy is to contribute annually the minimum required amount determined by its actuaries.

  Net periodic pension expense for 1992, 1993 and 1994, based on discount rates of 8.75%, 8.50% and 8.50%, respectively, included the following components:

                                      1992       1993       1994
----------------------------------------------------------------
Service cost--benefits earned
  during the year                 $ 12,922   $ 10,785   $ 11,075
Interest cost on projected
  benefit obligation                 9,320      9,507     11,532
Expected return on plan assets     (12,547)   (11,055)   (12,335)
Net amortization and deferral         (813)    (1,451)    (1,310)
                                  --------   --------   --------
Net periodic pension expense      $  8,882   $  7,786   $  8,962
                                  ========   ========   ========

  Assumptions as of December 31, which are used to determine the plan's funded status at the respective dates, are as follows:

                                               1993   1994
----------------------------------------------------------
Discount rate                                  7.25%   8.5%
Rate of increase in compensation levels         4.0%   4.0%
Expected long-term rate of return on assets     9.0%   9.0%

-------------------------------------------------------------------------------
  The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1994 for its pension plan:

                                            1993        1994
------------------------------------------------------------
Actuarial present value of
  benefit obligations:
     Accumulated benefit obliga-
     tions, including vested benefits
     of $118,597 and $120,881 at
     December 31, 1993 and
     1994, respectively                $(136,830)  $(136,713)
                                       =========   =========
     Projected benefit obligation      $(164,094)  $(156,609)
Plan assets at fair value,
  primarily common stocks,
  bonds and real estate                  136,244     136,740
                                       ---------   ---------
Plan assets less than
  projected benefit obligation         $ (27,850)  $ (19,869)
Unrecognized net loss                     36,530      39,304
Unrecognized overfunding at
  date of adoption (January 1, 1985)
  of FAS No. 87, net of amortization,
  being recognized over 15 years          (9,317)     (8,727)
                                        --------   ---------
Pension cost included in
  prepaid (accrued) expenses           $    (637)  $  10,708
                                       =========   =========

  The Company participates in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements between the Company and collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with, or known by the employer-contributors. Contributions of $19,913,000, $13,821,000 and $14,648,000 were made and charged to income in 1992, 1993 and 1994, respectively.

  The Company and its principal subsidiaries adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" on the immediate recognition basis, effective as of January 1, 1992. This Standard requires that the expected cost of future benefits be charged to expense during the years in which the employees render service. Previously, the Company recognized these costs, which relate primarily to health care costs and were not material, on a cash basis.

  The cumulative effect of this accounting change was to decrease income for 1992 by $77,837,000 ($36,579,000, or $.07 per share, after tax and minority interest), representing the amount of the unfunded obligation measured as of January 1, 1992. The effect of this accounting change, except for the one-time charge, on 1992 earnings was not significant.

  The following table analyzes the obligation (included in other deferred items on the Consolidated Balance Sheets) as of December 31, 1993 and 1994:

                                                    1993      1994
------------------------------------------------------------------
Accumulated Postretirement
  Benefit Obligations:
     Retirees                                    $57,395   $57,216
     Other fully eligible participants            24,400    10,960
     Other active participants                     5,463     9,478
                                                 -------   -------
                                                 $87,258   $77,654
Unrecognized:
  Prior service cost                                 347       627
  Gain/(loss)                                     (2,658)    9,501
                                                 -------   -------
                                                 $84,947   $87,782
                                                 =======   =======

  For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care claims was assumed for 1995; the rate was assumed to decrease by 0.5% per year to 6.0% in 2001 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $4,114,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1994 by approximately $301,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation for 1993 and 1994 was 7.25% and 8.5%, respectively.

  The expense for postretirement health care benefits was $7,600,000 in 1992, $7,300,000 in 1993 and $4,668,000 in 1994. The service and interest components of the expense were $2,900,000 and $4,700,000, respectively, in 1992, $3,000,000 and $4,300,000, respectively, in 1993 and $1,049,000 and $3,619,000, respectively, in 1994.

  The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees of WMX, CWM and WMI. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.

  Information concerning the 1988 ESOP is as follows:

                                     1992    1993    1994
---------------------------------------------------------
Expense recorded (contribution)    $5,551  $7,329  $7,930
                                   ======  ======  ======
Interest expense on
  1988 ESOP debt                   $1,765  $1,510  $1,965
                                   ======  ======  ======
Dividends on unallocated
  1988 ESOP shares used
  by the 1988 ESOP                 $  983  $  964  $  780
                                   ======  ======  ======

-------------------------------------------------------------------------------
  The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees of WMX, CWM and WMI. The terms of the PSSP call for annual contributions by the Company as determined by a specific formula as well as a match of employee contributions up to $500 per employee. Charges to operations for the PSSP were $24,830,000 in 1992, $11,589,000 in 1993 and $27,334,000 in
1994. Rust, WTI and WM International also sponsor several non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Employer contributions are generally based upon fixed amounts of eligible compensation and amounted to $16,300,000, $25,765,000 and $28,031,000, during 1992, 1993 and 1994, respectively.

  Effective January 1, 1994, the Company and its principal subsidiaries adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits." This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a significant effect on earnings for 1994, because the Company's accounting prior to adoption was substantially in compliance with the new standard.

  During 1994, the Company established an Employee Stock Benefit Trust and sold
12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee comprised of Company officers, the trustee will use the shares or proceeds from the sale of shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note. The shares of common stock issued to the Trust are not considered to be outstanding in the computation of earnings per share until the shares are utilized to fund obligations for which the trust was established.

-------------------------------------------------------------------------------
NOTE 12 COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHICAL AREAS

The Company provides comprehensive environmental, engineering and construction, industrial and related services through five principal subsidiaries, each of which operates in a relatively discrete industry or geographic area. WMI provides integrated solid waste services and CWM provides hazardous waste collection, transportation, treatment and disposal services in North America. WM International provides these services, as well as trash-to-energy services, outside North America. WTI is involved in trash-to-energy and independent power projects, water and wastewater treatment (including biosolids management) and air quality control, primarily in North America. Rust serves the engineering, construction, environmental and infrastructure consulting, hazardous substance remediation and on-site industrial and related services markets in the United States and a number of foreign countries.

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


                                                    Engineering,  Trash-To-Energy,   International
                                                   Construction,  Water Treatment,           Waste        Corporate
                             Solid   Hazardous    Industrial and  Air Quality and       Management              and
                             Waste       Waste  Related Services  Related Services        Services   Eliminations(1)  Consolidated
----------------------------------------------------------------------------------------------------------------------------------
1992
Revenue                 $4,309,614  $  755,088        $1,441,050        $  928,313      $1,445,734        $(218,772)   $ 8,661,027
Operating expenses
  including goodwill
  amortization           2,911,971     425,359         1,228,749           633,614       1,033,263         (210,050)     6,022,906
Special charges             96,000      76,000            35,200                --              --           12,700        219,900
Selling and
  administrative
  expenses                 494,300     115,913           145,405            97,920         210,891          (16,382)     1,048,047
                        ----------------------------------------------------------------------------------------------------------
Income from
  operations            $  807,343  $  137,816        $   31,696        $  196,779      $  201,580        $  (5,040)   $ 1,370,174
                        ==========================================================================================================
Identifiable assets     $5,771,464  $1,651,206        $1,167,495        $2,619,635      $2,792,803        $ 111,577    $14,114,180
                        ==========================================================================================================
Depreciation and
  amortization
  expense               $  422,793  $   65,918        $   36,425        $   58,410      $  113,670        $  16,853    $   714,069
                        ==========================================================================================================
Capital expenditures(2) $1,066,863  $  197,567        $  132,228        $  263,187      $  264,761        $  38,589    $ 1,963,195
                        ==========================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Trash-To-
                                                       Engineering,   Energy, Water
                                                      Construction,      Treatment,   International
                                                         Industrial     Air Quality           Waste         Corporate
                                 Solid    Hazardous     and Related     and Related      Management               and
                                 Waste        Waste        Services        Services        Services   Eliminations(1)   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1993
Revenue                     $4,702,166   $  661,860      $1,534,465      $1,142,219      $1,411,211         $(316,344)   $ 9,135,577
Operating expenses
  including goodwill
  amortization               3,193,183      506,264       1,249,908         792,719       1,009,145          (309,914)     6,441,305
Special charge                      --      550,000              --              --              --                --        550,000
Selling and
  administrative expenses      547,413      128,058         155,753         107,276         198,969            (9,267)     1,128,202
                            --------------------------------------------------------------------------------------------------------
Income from  operations     $  961,570   $ (522,462)     $  128,804      $  242,224      $  203,097         $   2,837    $ 1,016,070
                            ========================================================================================================
Identifiable assets         $6,912,271   $1,498,631      $1,625,413      $3,090,278      $3,315,621         $(177,738)   $16,264,476
                            ========================================================================================================
Depreciation and
  amortization expense      $  461,963   $   63,971      $   52,300      $   75,323      $  121,050         $  22,084    $   796,691
                            ========================================================================================================
Capital expenditures(2)     $1,139,004   $  157,786      $  132,683      $  310,839      $  403,326         $  19,075    $ 2,162,713
                            ========================================================================================================
1994
Revenue                     $5,117,871   $  649,581      $1,682,907      $1,324,567      $1,710,862         $(388,470)   $10,097,318
Operating expenses
  including goodwill
  amortization               3,502,445      454,765       1,407,794         915,237       1,244,597          (380,393)     7,144,445
Selling and
  administrative expenses      549,608      105,736         177,978         119,380         230,014             1,532      1,184,248
                            --------------------------------------------------------------------------------------------------------
Income from operations      $1,065,818   $   89,080      $   97,135      $  289,950      $  236,251         $  (9,609)   $ 1,768,625
                            ========================================================================================================
Identifiable assets         $7,388,766   $1,375,341      $1,771,655      $3,282,471      $4,037,922         $(317,241)   $17,538,914
                            ========================================================================================================
Depreciation and
  amortization expense      $  479,333   $   59,381      $   67,409      $   95,254      $  154,575         $  24,514    $   880,466
                            ========================================================================================================
Capital expenditures(2)     $  950,383   $   57,983      $   63,570      $  115,082      $  304,999         $  20,397    $ 1,512,414
                            ========================================================================================================

(1) Includes corporate office expenses, corporate charges and elimination of intercompany transactions.

(2)  Includes property and equipment of purchased businesses.

--------------------------------------------------------------------------------
  In addition to the markets served by WM International, the Company has foreign operations in Canada and Mexico and CWM, WTI and Rust derive revenue from outside the United States. The information relating to the Company's foreign operations is set forth in the following table:

                                 United                Other
                                 States      Europe   Foreign  Consolidated
--------------------------------------------------------------------------------
1992

Revenue                     $ 6,973,822  $1,143,496  $543,709   $ 8,661,027
                            ===============================================
Income from operations      $ 1,161,365  $  150,910  $ 57,899   $ 1,370,174
                            ===============================================
Identifiable assets         $11,124,070  $2,326,877  $663,233   $14,114,180
                            ===============================================

1993

Revenue                     $ 7,483,316  $1,241,811  $410,450   $ 9,135,577
                            ===============================================
Income from operations      $   788,524  $  184,412  $ 43,134   $ 1,016,070
                            ===============================================
Identifiable assets         $12,676,240  $2,955,078  $633,158   $16,264,476
                            ===============================================

1994

Revenue                     $ 7,946,920  $1,504,154  $646,244   $10,097,318
                            ===============================================
Income from operations      $ 1,496,039  $  198,251  $ 74,335   $ 1,768,625
                            ===============================================
Identifiable assets         $12,884,724  $3,731,393  $922,797   $17,538,914
                            ===============================================

  No single customer accounted for as much as 3% of consolidated revenue in 1992, 4% in 1993 and 3% in 1994.

--------------------------------------------------------------------------------
Note 13   SPECIAL GAINS AND CHARGES

The Company's results for 1992 include a non-taxable gain of $240,000,000 (before minority interest) resulting from the initial public offering by WM International in April 1992, of 75,000,000 newly issued ordinary shares, representing 20 percent of the post-offering outstanding shares.

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

  During the third quarter of 1993, the Company recorded a special charge of $550,000,000 before tax and minority interest as a result of CWM recording a special asset revaluation and restructuring charge. The charge consisted of $381,000,000 to write down assets, primarily incinerators, and $169,000,000 for cash expenditures. Substantially all of the cash expenditures were made as of December 31, 1994. As a result of this program, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60 million on an annualized basis.

  Results for 1993 include a non-taxable gain of $15,109,000 (before minority interest) relating to the second quarter issuance of shares by Rust in the Brand merger.

  In 1994, Rust recorded a charge of $9.2 million (before tax and minority interest) for the writeoff of assets and the recognition of one-time costs incurred during the fourth quarter in connection with the discontinuance of its marine construction and dredging operations, and the closing of offices in a consolidation of the engineering and construction groups. This charge is included in Operating Expenses ($6.6 million) and Selling and Administrative Expenses ($2.6 million) in the Consolidated Statement of Income.

-----------------------------------------------------------------------------
NOTE 14 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1993, and December 31, 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

                                                     December 31, 1993             December 31, 1994
------------------------------------------------------------------------------------------------------
                                                                   Estimated                 Estimated
                                                 Carrying               Fair     Carrying         Fair
                                                   Amount              Value       Amount        Value
------------------------------------------------------------------------------------------------------
Nonderivatives--
Assets--
 Cash and cash equivalents                     $   92,802         $   92,802   $  121,918   $  121,918
 Receivables                                    1,771,761          1,771,761    1,968,192    1,968,192
 Investments                                       33,580             33,580       19,704       19,704
Liabilities--
 Commercial paper                               1,376,197          1,376,106      946,702      944,837
 Project debt                                     810,612            977,800      764,859      828,320
 Liquid Yield Option Notes                        619,189            611,121      505,140      500,410
 Other borrowings                               4,094,077          4,247,543    4,718,396    4,586,522
Derivatives relating to debt                           --             (1,900)          --        1,653
Other derivatives carried as--
 Assets (in Other Assets)                              --                 --          307          307
 Liabilities (in Accrued Expenses)                     --                 --       (1,105)     (16,245)
Letters of credit, performance bonds
 and guarantees                                        --                 --           --           --

CASH, RECEIVABLES AND INVESTMENTS The carrying amounts of these items are a reasonable estimate of their fair value.

LIABILITIES   For debt issues that are publicly traded, fair values are based on quoted market prices or dealer quotes. Due to the short-term nature of the ESOP notes, their carrying value approximates fair value. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

DERIVATIVES   The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at December 31, thereby taking into account unrealized gains and losses. Dealer quotes are available for most of the Company's derivatives. Deferred gains and losses are shown as assets and liabilities, as offsetting such amounts against the related nonderivative instrument is permitted only pursuant to a right of setoff or master netting agreement.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS   In the normal course of business, the
Company is a party to financial instruments with off-balance-sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. Such financial instruments are to be valued based on the amount of exposure under the instrument and the likelihood of performance being required. In the Company's experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

--------------------------------------------------------------------------------
NOTE 15   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 1993 and 1994.

                                                   Net    Earnings
                                      Gross    Income/  (Loss) Per
1993                    Revenue      Profit     (Loss)   Share (1)
------------------------------------------------------------------
First Quarter       $ 2,135,341  $  635,484  $ 199,285       $ .41
Second Quarter        2,290,582     687,447    217,724         .45
Third Quarter         2,322,745     139,081   (127,156)       (.26)
Fourth Quarter        2,386,909     682,260    162,923         .34
                    -----------  ----------  ---------       -----
                    $ 9,135,577  $2,144,272  $ 452,776       $ .93
                    ===========  ==========  =========       =====
1994

First Quarter       $ 2,284,067  $  659,945  $ 162,612       $ .34
Second Quarter        2,551,722     757,112    203,117         .42
Third Quarter         2,603,110     765,849    212,885         .44
Fourth Quarter        2,658,419     769,967    205,767         .42
                    -----------  ----------  ---------       -----
                    $10,097,318  $2,952,873  $ 784,381       $1.62
                    ===========  ==========  =========       =====

(1) The sum of the quarterly per share amounts does not equal the annual amount in 1993 due to rounding.


  See Note 13 to Consolidated Financial Statements for a discussion of the special gains and charges affecting the 1993 second and third quarter and full year results and the 1994 fourth quarter and full year results.

--------------------------------------------------------------------------------
NOTE 16   ACQUISITION OF SUBSIDIARIES' STOCK

CWM TRANSACTION   On January 24, 1995, the Company acquired all of the
outstanding shares of CWM which it did not already own. WMX previously owned approximately 78.6% of the outstanding CWM shares. The transaction provided for the CWM public shareholders to receive a convertible subordinated WMX note due 2005, with a principal amount at maturity of $1,000, for every 81.1 CWM shares held with cash paid for fractional notes. The notes are subordinated to all existing and future indebtedness of WMX. Each note bears cash interest from the date the merger was consummated at the rate of two percent per annum of the $1,000 principal amount at maturity, payable semi-annually. The difference between the principal amount at maturity of $1,000 and the $717.80 stated issue price of each note represents the stated discount which, together with the cash interest payable on the notes, will accrue at a rate of 5.75 percent per annum (determined on a semi-annual bond equivalent basis) for purposes of determining the prices at which WMX may purchase or redeem notes, as described below. At the option of the holder, each note will be purchased for cash by WMX on March 15, 1998, and March 15, 2000, at prices of $789.95 and $843.03, respectively, which represent the stated issue price plus accrued stated discount to those dates. Accrued unpaid interest to those dates will also be paid. The notes will be redeemable by WMX after March 15, 2000 (but not before) for cash, at the stated issue price plus accrued stated discount and accrued but unpaid interest through the date of redemption. In addition, each note is convertible at any time prior to maturity, unless previously purchased or redeemed by WMX, into 26.078 shares of WMX common stock, subject to adjustment upon the occurrence of certain events. Upon any such conversion, WMX will have the option of paying cash equal to the market value of the WMX shares which would otherwise be issuable.

  As of December 31, 1994, the CWM LYONs and the Exchangeable LYONs (together with the CWM LYONs, the "LYONs") were convertible into (in the case of the CWM LYONs) or exchangeable for (in the case of the Exchangeable LYONs) CWM shares. Upon consummation of the merger, the LYONs became convertible into the number of notes discussed in the preceding paragraph to which the holders would have been entitled had they converted or exchanged the LYONs immediately prior to the merger approval. Outstanding CWM options were exchanged for options to acquire 2,867,061 Company shares at prices of $21.97 to $63.33 per share.

RUST TRANSACTION   In February 1995, the Company offered to acquire the
approximately 4% of Rust's shares held by the public for $14 per share in cash. The transaction is subject to approval by a special committee of independent directors appointed by the Rust Board of Directors, but does not require shareholder approval. If approved, the transaction is expected to be completed during the second quarter of 1995.

--------------------------------------------------------------------------------
NOTE 17   SUBSEQUENT EVENT

Although CWM restructured its operations in 1994 to adapt to market conditions, and substantially reduced its overhead, its chemical waste services line of business has continued to underperform, and management is continuing to evaluate alternatives to address this situation. On March 14, 1995, the Board of Directors approved a plan to further reduce the scope of the chemical waste services business by selling or otherwise eliminating technologies and/or service locations which are not meeting customer service or performance objectives. Management is finalizing the details of this plan, which is expected to result in an additional restructuring charge of approximately $140 million pretax in the first quarter of 1995.