Form 10-K, Exhibit 13
period 1995-12-31
WMX TECHNOLOGIES INC
filed 1996-03-29
CIK 104938

                                                                    EXHIBIT 13.1

WMX Technologies, Inc. and Subsidiaries
Management's Discussion and Analysis
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

CONSOLIDATED Consolidated 1995 revenue from continuing operations of WMX Technologies, Inc. and its subsidiaries ("WMX" or the "Company") was $10.25 billion compared with $9.55 billion in 1994 and $8.64 billion in 1993.

  Consolidated 1995 net income was $603.9 million or $1.24 per share, compared with $784.4 million or $1.62 per share in 1994 and $452.8 million or $0.93 per share in 1993. Net income from continuing operations was $654.6 million or $1.35 per share in 1995, $776.5 million or $1.60 per share in 1994, and $442.4 million or $0.91 per share in 1993.

  Earnings from continuing operations during the three years were impacted by special charges, gains from stock transactions of subsidiaries, and an increase in U.S. tax rates. The following table reconciles reported earnings per share from continuing operations to earnings excluding such items:

                                                1993    1994   1995
--------------------------------------------------------------------
Reported amount                                $ 0.91   $1.60  $1.35
Gains on stock transactions
 of subsidiaries                                (0.02)     --     --
Special charges (see Note 14
 to Consolidated Financial
 Statements) -
  Chemical Waste
   Management, Inc. ("CWM")                      0.59      --   0.19
  Waste Management International plc
   ("WM International")                            --      --   0.23
  Rust International Inc. ("Rust")                 --    0.01     --
Costs related to early
 extinguishment of debt                            --      --   0.01
Adjustment to deferred income taxes
 resulting from 1993 tax law change              0.03      --     --
                                               ------   -----  -----
Amount excluding above items                   $ 1.51   $1.61  $1.78
                                               ======   =====  =====

  The environmental service business has undergone significant change over the three-year period. Overcapacity in the hazardous waste segment, an emphasis on waste minimization and recycling as opposed to land disposal, increased competition for landfill volume, changes in government regulation, and slow growth in the trash-to-energy market have affected the industry globally. In addition, political uncertainty in Italy and economic conditions in France and Germany have further affected the Company's international operations.

  The Company has taken a number of steps to realign and restructure its business in response to these changing conditions and to position itself for growth and improved profitability into the 21st century. Hazardous waste operations have been downsized and management of land disposal facilities has been integrated into the Waste Management, Inc. ("WMI") North American solid waste management organization. WMI itself was reorganized during late 1993 to flatten the organization and bring decision-making closer to the customer. During 1994, the Company commenced a major strategic review of its operations, focusing on streamlining business units, enhancing management and planning processes, reducing operating costs and improving profitability, improving customer satisfaction, and increasing returns on capital and cash flow. As an outcome of these efforts, management was realigned on the basis of four principal global lines of business - waste services, clean energy, clean water, and environmental and infrastructure engineering and consulting services. Executives were named to head each of these global lines of business. The shares of CWM and Rust owned by the public were purchased by the Company. The management and sales organizations of Rust Industrial Services were integrated into the waste services line of business to provide a seamless offering to industrial customers. Rust exchanged its remediation business in 1995 for an equity interest in OHM Corporation ("OHM"). Wheelabrator Technologies Inc. ("WTI") and WM International formed a joint venture in 1995 to develop trash-to-energy projects on a worldwide basis outside Germany, Italy and North America. A new management team at WM International completed an extensive review of its operations and management structure to refocus on its core waste services business, and as a result adopted a plan to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. During the fourth quarter of 1995, the Company announced that Rust would sell or discontinue its process engineering, construction, specialty contracting and similar lines of business and focus on the environmental and infrastructure engineering and consulting business. Operating results of the businesses to be discontinued have been segregated from continuing operations in the Consolidated Statements of Income and are not included in the analysis which follows.

  The analysis of results of continuing operations which follows reflects the Company's traditional management structure of five principal subsidiaries, each of which has operated in a relatively discrete portion of the environmental services industry or geographic area. WMI has provided integrated solid waste services and CWM has provided hazardous waste collection, transportation, treatment and disposal services in North America. WM International has provided these services, as well as trash-to-energy services, outside North America. WTI has been involved in trash-to-energy and independent power projects, water and wastewater treatment, and air quality control, primarily in North America. Rust has served the engineering, construction, environmental and infrastructure consulting, and on-site industrial and related services market in the United States and a number of foreign countries.

  Beginning in 1996, to conform to its new management structure, the Company will report operating results along the four major business lines discussed above. Note 13 to the Consolidated Financial Statements shows results of continuing operations for 1993, 1994 and 1995 on a line-of-business basis, as well as on the basis of the traditional management structure.

--------------------------------------------------------------------------------

1994 OPERATIONS COMPARED WITH 1993

WMI WMI's revenue grew 8.8% to $5.12 billion in 1994 compared with $4.70 billion in 1993. Revenue growth occurred in all service lines as shown in the following table:

Residential                      4.6%
Commercial                       8.1
Rolloff and industrial          11.1
Disposal, transfer and other    11.8

  Price increases accounted for revenue growth of approximately 1.5%. WMI focused on pricing on a customer-by-customer basis and sought increases when and where appropriate. Pricing in the commercial, rolloff and industrial lines generally continued the positive trend begun in the fourth quarter of 1993. Residential work remained extremely competitive and disposal pricing varied by region, but generally improved during the year. Higher recyclable commodity prices, which can vary significantly from year to year, helped 1994 results. Volume increases accounted for revenue growth of 7.8%, despite the negative impact of the loss of volume from the contract to dispose of debris from Hurricane Andrew in 1993 and the loss of a disposal contract for the City of Philadelphia as of July 1, 1994. The increase in disposal, transfer and other revenue was aided by special waste volume, which increased over 20%, and recycling, which grew 29% (including the impact of higher commodity prices discussed above). Revenue decreases due to businesses sold exceeded revenue from acquisitions by approximately 0.5% in 1994, primarily the result of the sale during the first quarter of that year of WMI's Modulaire(R) mobile office business and certain other under-performing businesses, coupled with reduced acquisition activity.

  Operating margins strengthened throughout the year following the 1993 reorganization discussed previously, and were 20.8% of revenue compared with 20.4% in 1993. This improvement resulted from productivity increases, particularly in the selling and administrative areas where expenses remained relatively constant in dollars and declined as a percentage of revenue, stronger pricing and increased volume, partially offset by higher costs of operating disposal facilities to comply with more stringent environmental regulations.

CWM CWM revenue continued to decline in 1994, to $649.6 million from $661.9 million in 1993. The following table analyzes revenue changes in 1994 compared with 1993:

                                  Percentage
                              Increase/(Decrease)
-------------------------------------------------
Price                                2.9%
Volume                              (7.2)
Purchased businesses                 2.4
                                    ----
  Total                             (1.9)%
                                    ====

  Price and volume increases for low-level radioactive waste services, which increased revenue by 3.1%, were more than offset by a continuation of industry conditions which negatively impacted the remainder of the hazardous waste industry. The strong results in the low-level radioactive waste services line resulted from the acceleration of volume received at CWM's disposal facility in Barnwell, South Carolina, in anticipation of a state deadline which denied access to that facility to customers outside an eight-state region in the southeastern United States ("Southeast Compact") after June 30, 1994. Event business (revenue from relatively larger, typically non-recurring projects) was 9.0% of revenue in 1994 compared to 10.6% in 1993. The decline in event business revenue was primarily the result of reduced off-site disposal from environmental cleanup projects.

  During 1993, CWM completed a study of its business and began a strategic reconfiguration of its operations to meet then-current market demand. In connection therewith, CWM recorded a charge of $550 million before tax, including $381 million to write down assets, primarily incinerators, and $169 million for cash expenditures to be made as part of a program to reduce costs and improve efficiency. This restructuring was completed in 1994 and substantially all cash expenditures were made. As a result, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60 million on an annualized basis.

  Operating expenses declined as a percentage of revenue in 1994 to 70.0% compared to 76.5% in 1993. Benefits from the restructuring were partially offset by severe weather in the northeast portion of the United States during the first quarter, which delayed projects and hampered operations, and a shift of revenue mix toward lower margin services. Selling and administrative expenses declined $22.3 million in 1994 on an absolute basis and were reduced from 19.3% of revenue to 16.3%, primarily as a result of the restructuring.

WTI WTI revenue increased 16% to $1.32 billion in 1994. Businesses acquired in 1993 and 1994 contributed approximately 47% of the revenue increase, while incremental operating and construction revenue from new energy and water development projects accounted for the remainder. Revenue from existing businesses was flat in 1994 compared to 1993.

  Consolidated revenue for the energy business line (which includes WTI's air business) grew $83.1 million, or 11%, in 1994 to $844.7 million. Revenue from trash-to-energy and independent power facility operations grew $98.2 million from the prior year level and generated approximately 82% of the 1994 revenue for this business line compared with 78% in 1993. Air-related businesses were responsible for the balance of the revenue during both periods. Construction revenue on the Lisbon, Connecticut, trash-to-energy facility provided half of the energy business growth. The third quarter 1994 commencement of commercial operations at the Falls Township trash-to-energy facility in Pennsylvania and the wood waste and scrap tire-fueled Ridge Generating Station in Florida provided an additional 25% of the revenue growth. Excellent plant operating performances, coupled with a shift in the mix of waste received at the trash-to-energy plants from lower-priced spot tons to generally higher-priced contract tonnage accounted for the remainder. Air business revenue fell in 1994 primarily because of an expected lull in air pollution control retrofit activity by utilities between Phases I and II of the Clean Air Act Amendments of 1990. In addition, many industrial customers delayed awards for air quality control equipment purchases in response to economic uncertainty and to rule-making delays and limited enforcement activities by the U.S. Environmental Protection Agency.

  Energy operating income increased to $247.0 million or 29.2% of revenue in 1994, versus $208.7 million, or 27.4% of revenue, in 1993. The addition of the Falls Township and Ridge

--------------------------------------------------------------------------------
facilities, modest improvement in gross margin, and a decline in selling and administrative expense were responsible for this improvement, despite Lisbon construction revenue having no associated margin recognition. Integration of acquired air businesses and a decrease in energy-related project development expenditures in response to limited market opportunities caused selling and administrative costs to decrease in 1994 in both absolute terms and as a percentage of revenue.

  Water revenue increased $97.1 million to $489.3 million in 1994, a 25% increase from the 1993 level of $392.2 million. Acquisitions contributed approximately $81.5 million or 84% of this revenue growth, and expanded WTI's presence in the industrial water and wastewater treatment markets while increasing the breadth of WTI's technology and process offerings. The full year impact of the New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility, which began commercial operations in the third quarter of 1993, accounted for an additional $35.5 million of incremental 1994 revenue. Increased 1994 revenue from sales of water process systems and equipment to industrial customers was offset by a decline in revenue from water, wastewater, and biosolids contract service operations and curtailed equipment procurement by municipal customers.

  Operating income from the water business line increased 22% to $41.1 million or 8.4% of revenue in 1994 compared with $33.7 million or 8.6% of revenue in 1993. Gross margin declined to 24.5% of revenue in 1994 versus 24.9% in 1993 because of competitive pricing pressures in the equipment product lines and faster relative growth of the process systems business, which is typically lower margin in nature. Selling and administrative expenses declined slightly in 1994 as a percentage of revenue as a result of consolidation of acquisitions partially offset by increased own/operate development expenditures.

WM INTERNATIONAL WM International is a U.K. corporation which prepares its financial statements in pounds sterling under accounting principles prevailing in the United Kingdom. Such accounting principles differ in certain respects from those generally accepted in the United States ("US GAAP"). The discussion and analysis of WM International is based on US GAAP financial statements with pounds sterling translated to U.S. dollars at the rate used to translate WM International financial statements for inclusion in the Company's consolidated financial statements.

  Stated in U.S. dollars, WM International revenue grew by $299.7 million or 21.2% to $1.71 billion in 1994 compared with $1.41 billion in 1993. Components of revenue change are as follows:

                                Percentage Increase
---------------------------------------------------
Price                                   1.7%
Volume (including start-ups)            8.9
Purchased businesses                    9.4
Foreign currency translation            1.2
                                       ----
Total                                  21.2%
                                       ====

  Lower inflation and weak economic conditions in many European countries constrained WM International's ability to increase prices in 1994. In Italy, where a substantial portion of its business is municipal contracts, renewals during much of 1994 were consistently at reduced prices. However, a price increase was obtained on the municipal contract in Buenos Aires, Argentina. The volume increase in 1994 related primarily to construction activity on the solid waste SENT landfill in Hong Kong. Economic and competitive pressures caused volume declines in Italy, France, and Germany, which were more than offset by volume increases in other countries.

  Revenue increases from acquisitions slowed in 1994 compared to 1993. With WM International well positioned in many of its markets, it focused primarily on "tuck-in" acquisitions (small acquisitions in markets where it already had a support staff) and became more selective with respect to acquisitions.

  A significant portion of WM International's revenue arises in currencies other than pounds sterling (its reporting currency) or U.S. dollars. As a result, foreign currency movement has had and will continue to have an impact on reported revenue, expenses and net income, stated in both pounds sterling and U.S. dollars. Both the Company and WM International periodically engage in hedging transactions intended to mitigate currency risk. See "Derivatives."

  Operating expenses increased to 72.7% of revenue in 1994 compared to 71.5% in 1993 due to higher labor costs and pricing pressure in Italy, pricing pressure in Germany and France, and flow control issues and landfill permitting delays in Italy and France. Selling and administrative expenses decreased to 13.4% of revenue in 1994 compared with 14.1% in 1993 as a result of the impact of "tuck-in" acquisitions, a higher revenue base to absorb the cost of corporate and country management and administrative infrastructure, integration of acquired businesses, and a continued focus on improved productivity and administrative cost reduction.

RUST Rust's 1994 revenue from continuing operations was $1.14 billion compared with $1.04 billion in 1993, an increase of 10.2%. Revenue growth by line of business is shown in the following table ($000's omitted):

                                                 Percentage
                            1993        1994      Increase
-----------------------------------------------------------
Engineering and
  consulting services    $  298,879  $  425,058     42.2%
Remediation and
  industrial services       704,360     715,236      1.5%
Asbestos abatement           31,765          --      N/A
                         ----------  ----------
  Total                  $1,035,004  $1,140,294     10.2%
                         ==========  ==========

  In May 1993, Rust transferred its asbestos abatement business to NSC Corporation ("NSC") in exchange for a 41% equity interest in NSC and NSC's ownership interest in two industrial services businesses. Excluding the effect of the asbestos abatement business, revenue increased 13.7% in 1994 compared with 1993.

  Engineering and consulting services revenue grew by 42.2% in 1994. The full year impact of 1993 acquisitions and domestic and foreign 1994 acquisitions resulted in revenue growth of 35.5%. The balance came from increases in existing businesses.

  Remediation and industrial services revenue grew by 1.5% in 1994. Growth was the result of the full year impact of 1993 acquisitions. Revenue in existing businesses declined due to severe weather in the first quarter and delays by scaffolding and industrial customers of scheduled plant maintenance. In addition, the anticipated award of a large Federal remedial contract was delayed.

--------------------------------------------------------------------------------
  In December 1994, Rust signed an agreement with OHM to acquire an approximately 37% interest in OHM in exchange for Rust's remediation services business. This transaction was completed in May 1995. For 1994, the business transferred had revenue of $231.1 million and operating income (after operating, selling and administrative expenses) of $6.0 million.

  Revenue from affiliated companies was $118.3 million in 1994 compared with $112.8 million in 1993.

  Excluding the charge discussed in the following paragraph, operating expenses were 79.7% of revenue in 1994 compared with 78.1% in 1993, partially the result of severe weather in the first quarter and delayed projects which resulted in less efficient personnel utilization. In addition, 1994 saw a shift in revenue mix in favor of lower margin businesses. Selling and administrative expenses were 13.2% of 1994 revenue compared with 12.7% of 1993 revenue. The increase in 1994 is attributable to the lower revenue base in existing businesses and to acquisition activity, which typically initially increases these costs, although it is anticipated that such expenses will decline as a percentage of revenue as the acquired companies are integrated into existing operations.

  In 1994, Rust recorded a pretax charge of $9.2 million for the write-off of assets and the recognition of one-time costs incurred in the fourth quarter in connection with the discontinuance of its marine construction and dredging operations, and the closing of offices in a consolidation of its other operations. After tax and minority interest, the charge reduced the Company's net income by $0.01 per share.
--------------------------------------------------------------------------------

1995 OPERATIONS COMPARED WITH 1994

WMI Revenue for WMI was $5.64 billion in 1995 compared with $5.12 billion in 1994, an increase of 10.3%. 1995 revenue growth by line of business is shown in the following table:

Residential                      6.3%
Commercial                       7.5
Rolloff and industrial           7.5
Disposal, transfer and other    20.3

  Revenue growth came from price (2.5 to 3%) and volume (6 to 6.5%) increases, with acquisitions accounting for 1%. Prices of recyclable commodities continued the 1994 upward trend during the first six months of 1995, but then began moving downward and by the fourth quarter were below the levels of the same period in the prior year. Beginning 1996, commodity prices have been significantly below levels which were achieved in 1995 and management does not foresee these prices recovering to 1995 levels during 1996. Volume growth was helped by a relatively mild winter in 1995, whereas severe weather over a large part of the country adversely affected the first quarter of 1994. Volumes in 1995 were adversely impacted by the loss of the disposal contract for the City of Philadelphia as of July 1, 1994. Revenue from recycling increased 71.9% in 1995 compared with 1994 as a result of the favorable pricing discussed above, as well as WMI's marketing efforts and acquisition and construction of additional material recovery facilities.

  Operating expenses were 67.5% of revenue in 1995 and 68.4% in 1994. Milder weather in 1995, WMI's pricing effectiveness program, improved safety performance, higher recyclable commodity prices, internalization of recycling processing, and continuing productivity enhancements all contributed to the improvement. Selling and administrative expenses were 10.2% of revenue in 1995 compared with 10.8% in 1994. Although such expenses increased in absolute dollars, productivity enhancements have enabled WMI to manage a higher revenue base with relatively modest selling and administrative expense increases, the majority of which result from acquisitions and pay-for-performance compensation plans.

CWM CWM revenue again declined in 1995 as waste minimization, recycling, over-capacity and shifting governmental regulation and enforcement continued to adversely affect the hazardous waste industry. Total 1995 revenue was $613.9 million compared with $649.6 million in 1994. Pricing and volume growth were both negative, only partially offset by the 1995 acquisition of a 60% interest in Advanced Environmental Technology Corporation. In addition, unusually high revenue in the second quarter of 1994 at CWM's Barnwell, South Carolina, low-level radioactive waste disposal facility adversely impacted 1995 comparisons. However, during June 1995, South Carolina approved legislation which extended the authorized life of the Barnwell site until its permitted disposal capacity is fully utilized; previously, the site had been required to close at December 31, 1995. The legislation also again permitted acceptance of waste from outside the Southeast Compact. Event business continued to decline in 1995, to 7.7% of revenue versus 9.0% in 1994.

  Operating expenses increased as a percentage of revenue in 1995 to 75.6% compared to 70.0% in 1994. The increase was a function of pressure on pricing, a lower revenue base, and a shift in revenue mix toward lower margin technical services, which offset the benefit from personnel reductions. Selling and administrative expenses declined in both absolute terms and as a percentage of revenue as a result of personnel reductions.

  During the first quarter of 1995, CWM recorded a pretax charge of $140.6 million, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives in the current market environment. The percentages above exclude this charge.

WTI WTI revenue increased 9.6% to $1.45 billion in 1995. Energy business line revenue was essentially flat as higher revenue from operating energy plants was offset by lower construction revenue on the Lisbon facility and by a further decline in air business revenue. Approximately 85% of the $42.3 million growth in revenue from operating plants was accounted for by the Falls Township and Ridge Generating Station facilities which began operations in 1994. Contractual price escalation on long-term trash disposal and energy sale contracts, partly offset by curtailment of electrical purchases by certain utility customers, accounted for the balance of the operating plant revenue growth. Spot pricing, on the whole, was stable, although there were increases in certain markets offset by declines in others, particularly Florida and the metropolitan New York City area. Air business revenue declined $30.7 million to 15% of total energy revenue, reflecting a continuation of the industry-wide decrease in activity in the face of regulatory uncertainty.

  Operating income from the energy business line grew $5.4 million to $252.4 million in 1995 and also increased as a percentage of revenue to 30.1% from 29.2%. Selling and administrative costs

-------------------------------------------------------------------------------
were flat compared to 1994 both as a percent of revenue and in absolute dollars, but operating margins improved due to cost containment efforts at operating energy facilities and less revenue on the Lisbon facility where no margin was recognized. Development activity increased slightly because of activities associated with the July 1995 joint venture agreement with WM International.

  Revenue in the water business line increased $129.2 million from $489.3 million in 1994 to $618.5 million in 1995, a 26% increase. The full year impact of businesses acquired in 1994 provided approximately 64% of this increase. In 1995, WTI successfully completed the privatization of the Miami Conservancy District wastewater treatment plant in Franklin, Ohio, the first privatization of a municipal wastewater treatment plant under Executive Order 12803 issued by President George Bush in 1992. Approximately 4% of the 1995 revenue growth came from the Baltimore I pelletizer facility, which began commercial operations at the start of the year. Existing businesses accounted for the remainder of the revenue growth as WTI increased its biosolids landspreading activities in California and experienced strong worldwide demand for its surface cleaning and screen products.

  Operating income grew $9.6 million, or 23%, to $50.7 million and represented 8.2% of 1995 water revenue. Faster relative growth of the process systems business, which typically is lower margin in nature, and costs incurred to consolidate office and manufacturing locations were the principal reasons for the slight operating margin decline as a percent of revenue compared with 1994. Margins in the contract services business improved compared with 1994 due to cost reduction efforts, while equipment margins remained relatively stable and process systems margins declined slightly. Selling and administrative costs increased $11.3 million in 1995 because of the full year impact of 1994 acquisitions, but declined as a percent of revenue to 14.5%, a result of a higher revenue base and the integration of acquisitions into existing businesses.

WM INTERNATIONAL WM International revenue, in U.S. dollars, grew $154.2 million or 9.0% to $1.87 billion in 1995 compared with $1.71 billion in 1994. Components of revenue change are as follows:

                               Percentage
                               Increase/(Decrease)
--------------------------------------------------
Price                                1.8%
Volume (including start-ups)        (3.2)
Purchased businesses                 4.5
Foreign currency translation         5.9
                                     ---
  Total                              9.0%
                                    ====

  The major cause of the 1995 volume decline was the completion of the construction phase of the SENT landfill in Hong Kong, which opened during the year. A new pricing mechanism introduced by the Hong Kong government in March 1995, which requires generators to absorb a portion of the disposal cost for waste brought to the Hong Kong incinerator, has resulted in volume declines in certain waste streams, but the impact has been offset with other volumes. The future impact of these charges, on the incinerator and on the SENT landfill should they be extended to that facility, is uncertain. Pricing in Europe was negatively impacted in 1995 by relatively low inflation, highly competitive conditions in the solid waste market in France, softness in segments of the hazardous waste market, and a continuation of lower prices on rebids of municipal contracts in Italy. Acquisition activity continued to be below WM International's historical levels and focused particularly on "tuck-in" acquisitions which can complement or expand existing operations in a given market. WM International also increased its emphasis on acquisition and construction of material recovery facilities to take advantage of a continued emphasis on recycling as an alternative to land disposal.

  Operating expenses (excluding the special charge discussed below) increased to 75.6% of revenue in 1995 compared with 72.7% in 1994, a result of higher labor costs in Italy, continuing pressures on pricing, particularly in Italy and France, and disruption of operations in France during the fourth quarter due to widespread strikes and industrial action against the government. Selling and administrative costs increased 2.5% in absolute terms but declined as a percentage of revenue to 12.6% in 1995 from 13.4% in 1994 due to the higher revenue base, the benefit of "tuck-in" acquisitions, and continued emphasis on productivity improvements.

  Following a thorough review of its operations and management structure by a new management team, WM International announced a fourth quarter pretax special charge of $194.6 million, related to actions it is taking to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing facilities, and streamline its country management organization. Approximately $34.3 million of this charge represents cash costs related to severance of personnel and rents under non-cancelable leases. Approximately $11.2 million of the cash costs were paid prior to December 31, 1995. The majority of the balance will be paid in early 1996, although certain rent payments on leased facilities will continue into the future. WM International expects that upon completion of these actions, overhead will be reduced by approximately $20 million annually, which management plans to invest in new marketing initiatives and operational productivity enhancements. However, the full benefit of these new programs will not be reflected in the short term, and management has cautioned WM International shareholders not to expect more than 5% to 10% growth in 1996 earnings.

RUST Rust revenue from continuing operations decreased $112.9 million or 9.9% to $1.03 billion in 1995 compared with $1.14 billion in 1994. Revenue by business line is shown in the following table ($000's omitted):

                                                     Percentage
                          1994        1995       Increase/(Decrease)
--------------------------------------------------------------------
Engineering and
  consulting services    $  425,058  $  454,105         6.8%
Industrial and
  other services            484,178     511,102         5.6
Remediation                 231,058      62,223         N/A
                         ----------  ----------
  Total                  $1,140,294  $1,027,430        (9.9)%
                         ==========  ==========

  In May 1995, Rust exchanged its remediation business for an approximately 37% equity interest in OHM. Excluding the effect of the remediation business, revenue increased 6.2% in 1995 compared with 1994. This increase was the result of additional volume across existing businesses as the impact of acquisitions was not significant. Revenue from affiliated companies declined to $89.7 million in 1995 from $118.3 million in 1994.

--------------------------------------------------------------------------------
  Backlog in continuing operations at December 31, 1995, was $476 million, down from $671 million at December 31, 1994. Approximately $177 million of the 1994 backlog relating to the remediation business was transferred to OHM. The backlog shown above does not include approximately $349 million at December 31, 1995, for several Department of Defense contracts, including two Total Environmental Restoration Contracts. There is no assurance that specific projects identified and performed under these contracts will generate aggregate revenue of $349 million over their remaining terms; in addition, a portion of any projects performed may be remediation work which would now be performed by OHM.

  Operating expenses were 79.5% of revenue in 1995 compared with 79.7% in 1994. Selling and administrative expenses also decreased to 13.1% of 1995 revenue from 13.2% of 1994 revenue. These slight improvements were primarily the result of the elimination of the relatively low margin remediation business.
--------------------------------------------------------------------------------

OTHER ITEMS

INTEREST The following table sets forth the components of consolidated interest expense, net ($000's omitted):

                            1993        1994       1995
---------------------------------------------------------
Interest expense         $ 393,631   $ 439,687   $506,207
Interest income            (41,198)    (34,488)   (39,804)
Capitalized interest      (100,591)   (104,512)   (81,471)
                         ---------   ---------   --------
Interest expense, net    $ 251,842   $ 300,687   $384,932
                         =========   =========   ========

  Net interest expense has increased during the three-year period, partially the result of an earlier management decision to increase the leverage of the Company. Debt levels increased in 1993 to fund stock repurchase programs, acquisitions and capital expenditures, and approximately $130 million paid to acquire the minority interest in a subsidiary of Rust. Debt levels remained flat during 1994 but interest expense increased as a result of higher U.S. interest rates and the full-year impact of the 1993 borrowings. The increase in debt in 1995 is primarily a result of the acquisition of the public ownership of CWM and Rust. Capitalized interest also declined substantially in 1995 as a number of significant capital projects were completed and became operational near the end of 1994. See "Financial Condition - Capital Structure."

MINORITY INTEREST The minority interest in 1993 reflected the lower earnings of the Company's subsidiaries in that year and the minority interest (approximately $78.6 million) in the special charge recorded by CWM. Minority interest in 1995 reflects the repurchase of the public shares of CWM and Rust, as well as the minority interest (approximately $41.3 million) in the special charge recorded by WM International.

SUNDRY INCOME, NET Sundry income relates primarily to earnings recorded on the equity method from the Company's investments in less than 50%-owned affiliates. In addition, CWM recognized a gain in the first quarter of 1993 on the sale of shares of common stock of WTI it had held for investment.

INCOME TAXES In August 1993, the U.S. Congress passed and the President signed the Omnibus Budget Reconciliation Act of 1993, which, among other things, increased U.S. Federal income taxes for the Company and its domestic subsidiaries, retroactive in certain cases to January 1, 1993. The provision for 1993 income taxes includes approximately $14.0 million to adjust deferred income taxes as a result of this law. The consolidated income tax rate increased slightly in 1995 as a result of shifts in the sources of taxable income and the inability to realize tax benefits on a portion of the special charges.
--------------------------------------------------------------------------------

ACCOUNTING PRINCIPLES

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 112 - Employers' Accounting for Postemployment Benefits - and FAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities. The adoption of FAS No. 112 did not have a material impact on the Company's financial statements as its previous accounting was substantially in compliance with the new standard. Other than for short-term investments which were previously accounted for in accordance with FAS No. 115, the Company does not have significant investments of the type covered by that standard.

  The Financial Accounting Standards Board ("FASB") has issued FAS No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of - which is effective for fiscal years beginning after December 15, 1995. The Company does not believe the adoption of FAS No. 121 will have a material impact on the financial statements.

  In October 1995, the FASB issued FAS No. 123 - Accounting for Stock-Based Compensation - which the Company also must adopt in 1996. FAS No. 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the new method of accounting is not adopted, the Company will be required to disclose pro forma net income and earnings per share as if it were. The Company is studying FAS No. 123 and is gathering data necessary to calculate compensation in accordance with its provisions, but has not decided whether to adopt the new method or quantified its impact on the financial statements.
--------------------------------------------------------------------------------

DERIVATIVES

From time to time the Company and certain of its subsidiaries use derivatives to manage currency, interest rate, and commodity (fuel) risk. Derivatives used are simple agreements which provide for payments based on the notional amount, with no multipliers or leverage. All derivatives are related to actual or anticipated instruments or transactions of the Company. While the Company is exposed to credit risk in the event of non-performance by counterparties to derivatives, in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. In addition, maximum credit exposure is represented by the fair value of contracts with a positive fair value; at December 31, 1995, such amounts were not material. The impact of derivatives on the Company's financial statements has not been significant. See
Note 6 to Consolidated Financial Statements for further discussion of the use and accounting for such instruments. Also see "Financial Condition - Capital Structure" for a discussion of the Company's sale of put options in connection with its authorized stock repurchase program.

--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS

The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it benefits from increased governmental regulation, which increases the demand for its services, and that it has the resources and experience to manage environmental risk.

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring.

  The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated or to which it transported waste, including 106 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1995. In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter, or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. Cost estimates are based upon management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to cost of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severally liable for remediation of the specific site, as well as the typical allocation of costs among PRPs. These estimates sometimes involve a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. See Note 7 to Consolidated Financial Statements for additional details regarding the Company's environmental liabilities.

  Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

  The Company spent $34.8 million, $58.8 million and $50.1 million on remedial activities at closed sites in 1993, 1994 and 1995, respectively, and anticipates expenditures of approximately $48.5 million in 1996.

  The Company has filed suit against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort costs at a number of sites. The carriers involved have denied coverage and are defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

  The Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at such sites. See "Financial Condition - Risks and Uncertainties."
--------------------------------------------------------------------------------

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES The Company had working capital deficits of $400.1 million at December 31, 1995, and $115.6 million at December 31, 1994, the result of emphasis on minimizing working capital requirements. The Company operates in a service industry with neither significant inventory nor seasonal variation in receivables, and accordingly, minimizing working capital typically does not significantly affect operations. Cash flow from operating activities, less net capital expenditures (other than acquisitions) and dividends, which the Company defines as "owners' cash flow," is available to make acquisitions, reduce debt, or repurchase common stock. The Company has increased its emphasis on raising the level of owners' cash flow, which was $518 million in 1995 and, based on budgeted levels of net income, capital expenditures net of dispositions, and working capital, is expected to exceed $600 million in 1996. The Company believes that it has adequate liquidity and resources to meet its current needs for replacement capital and finance anticipated growth.

--------------------------------------------------------------------------------
ACQUISITIONS AND CAPITAL EXPENDITURES Capital expenditures, including $443.5 million, $56.8 million and $154.1 million for property and equipment of purchased businesses in 1993, 1994 and 1995, respectively, are shown in the following table ($000's omitted):

                              1993        1994        1995
-------------------------------------------------------------
Land (primarily
  disposal sites)          $  660,226  $  582,287  $  517,162
Buildings and leasehold
  improvements                195,472     141,164     148,818
Vehicles                      373,055     226,005     345,768
Containers                    231,586     167,936     181,225
Other equipment               702,374     395,022     348,102
                           ----------  ----------  ----------
  Total                    $2,162,713  $1,512,414  $1,541,075
                           ==========  ==========  ==========

  During 1993, the Company and its principal subsidiaries acquired 189 businesses for $715.7 million in cash and debt (including debt assumed), 1,046,801 shares of WMX common stock and 1,635,471 shares of WTI common stock. During 1994, 119 businesses were acquired for $214.5 million in cash and debt (including debt assumed), 73,809 shares of the Company's common stock and 156,124 shares of WTI common stock. 136 businesses were acquired in 1995 for $302.0 million in cash and debt (including debt assumed) and 2,236,354 shares of the Company's common stock. The Board of Directors has approved a capital expenditure budget of $1.2 billion (excluding acquisitions) for 1996. The Company currently expects to finance capital expenditures, as well as any acquisition activity, through cash flow from operations. The Company believes that it has adequate resources to finance any attractive acquisitions that become available.

CAPITAL STRUCTURE Through 1993, the Company financed capital expenditures and acquisitions primarily through the use of debt, taking advantage of favorable interest rates. Beginning in 1994, increased emphasis has been placed on cash flow and reducing leverage. The following table reflects the impact of these strategies. However, although the Company generated $518 million of owners' cash flow in 1995, the debt to equity ratios were adversely impacted by the purchase, discussed below, of the public shares of CWM and Rust, as these transactions reduced minority interest and increased debt.

December 31                          1993   1994   1995
-------------------------------------------------------
Long-term debt as a percent
  of total capital                   49.4%  45.6%  46.5%
Short-term and long-term debt
  as a percent of short-term debt
  and total capital                  52.5%  49.4%  50.7%

  The above ratios include minority interest in subsidiaries and put options as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects.

  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of CWM that it did not already own, in return for convertible subordinated debt (see Note 5 to Consolidated Financial Statements). In July 1995, WMX acquired the approximately 3.1 million Rust shares held by the public for $16.35 per share in cash.

  The Boards of Directors of WMX and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 25 million shares in the case of WMX and 20 million shares in the case of WTI) in the open market or in privately negotiated transactions. These programs extend into 1997. WTI repurchased approximately 3.3 million shares in 1994 and approximately 7.2 million shares in 1995. WMX has not repurchased any of its shares in the last two years.

  During 1994 and 1995, in conjunction with its authorized repurchase program, WMX sold put options on 31.6 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase its shares at specified prices. Proceeds from the sale of put options are credited to additional paid-in capital. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 17.9 million shares expired unexercised, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash in the amount of $12.0 million, which was charged to paid-in capital. The remaining 9.0 million options expire at various dates in 1996, at strike prices ranging from $27.34 to $31.45 per share. The Company may sell additional put options in 1996.

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

RISKS AND UNCERTAINTIES During the first quarter of 1995, WM International received an assessment of approximately 417 million Krona (approximately $62 million) from the Swedish Tax Authority, relating to a transaction completed in 1990. WM International believes that all appropriate tax returns and disclosures were filed at the time of transaction and intends to vigorously contest the assessment.

  A subsidiary of WMI has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower Court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed this ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the WMI subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance. The Company believes that removal of such waste is an inappropriate remedy and has appealed the Superior Court order to the state Supreme Court. The Company is unable to predict the outcome of the

--------------------------------------------------------------------------------
appeal or the nature and extent of the removal action that may ultimately be required following further appeals or as a result of the permitting process. However, if the Superior Court order as to removal of the waste is not modified, the subsidiary could incur substantial costs, which could vary significantly, depending upon the nature of any plan which is eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforeseeable factors, and which could have a material adverse effect on the Company's financial condition and results of operations in one or more future periods.

  Since 1994, WTI had been involved in litigation concerning permits for the construction and operation of the Lisbon, Connecticut, trash-to-energy plant. These matters were resolved during 1995 and the plant began commercial operations in January 1996.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at such sites. Some of such lawsuits may seek to have the Company or its subsidiaries pay the cost of groundwater monitoring and health care examinations of allegedly affected persons for a substantial period of time, even where no actual damage is proven. While the Company believes that it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other things. Accordingly, it is possible such matters could have a material adverse impact on the Company's earnings for one or more fiscal quarters or years.

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

OUTLOOK Although the Company believes that the actions taken over the past three years position it for long-term growth and improved profitability in a rapidly changing environmental services market, a number of challenges remain. The current low level of recyclable commodity prices and severe weather in many portions of the United States at the beginning of 1996 have adversely impacted WMI. As a result of slow growth in the domestic trash-to-energy business, WTI's revenue mix has been shifting to the lower margin water business. Consequently WTI management does not anticipate 1996 earnings growth in excess of 10%. WM International continues to confront political and economic uncertainty in some of its largest markets.

  To the extent they are within its control, the Company is responding to these challenges with increased management focus on core businesses, higher productivity through use of technology, and greater coordination among business units. Increased emphasis is also being placed on cash flow and control of capital expenditures. However, in light of the risk factors highlighted above, the Company anticipates that 1996 earnings per share growth (on continuing operations before special charges) will be in the range of 5% to 10% ($1.87 to $1.96).