Form 10-K, Exhibit 13
period 1995-12-31
WMX TECHNOLOGIES INC
filed 1996-03-29
CIK 104938

Report of Independent Public Accountants                           EXHIBIT 13.2
--------------------------------------------------------------------------------

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF WMX TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of WMX Technologies, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMX Technologies, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP
---------------------------
    Arthur Andersen LLP



Chicago, Illinois
February 5, 1996

WMX Technologies, Inc. and Subsidiaries
Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1995
(000's omitted except per share amounts)
                                                                                      1993          1994          1995
----------------------------------------------------------------------------------------------------------------------
REVENUE                                                                         $8,636,116    $9,554,705   $10,247,617
----------------------------------------------------------------------------------------------------------------------
  Operating Expenses                                                            $5,907,097    $6,543,687   $ 7,045,070
  Special Charges                                                                  550,000            --       335,193
  Goodwill Amortization                                                             92,994       108,093       117,482
  Selling and Administrative Expenses                                            1,104,024     1,159,500     1,174,636
  Gains from Stock Transactions of Subsidiaries                                    (15,109)           --            --
  Interest Expense                                                                 293,040       335,175       424,736
  Interest Income                                                                  (41,198)      (34,488)      (39,804)
  Minority Interest                                                                 52,749       145,760        94,359
  Sundry Income, Net                                                               (95,779)      (66,487)      (75,688)
----------------------------------------------------------------------------------------------------------------------
  Income From Continuing Operations Before Income Taxes                         $  788,298    $1,363,465   $ 1,171,633
  Provision For Income Taxes                                                       345,867       586,974       517,043
----------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                                               $  442,431    $  776,491   $   654,590
----------------------------------------------------------------------------------------------------------------------
Discontinued Operations:
  Income from operations, less applicable income taxes and
   minority interest of $15,765 in 1993, $11,757 in 1994 and $15,040 in 1995    $   10,345    $    7,890   $    11,958
  Provision for loss on disposal, less applicable
   income tax benefit and minority interest of $34,151                                  --            --       (62,649)
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $  452,776    $  784,381   $   603,899
======================================================================================================================
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING                            485,374       484,144       485,972
======================================================================================================================
Earnings per Common and Common Equivalent Share:
  Continuing Operations                                                               $.91         $1.60         $1.35
  Discontinued Operations--
     Income from operations                                                            .02           .02           .02
     Provision for loss                                                                 --            --          (.13)
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                            $.93         $1.62         $1.24
======================================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------
As of December 31, 1994 and 1995
($000's omitted except per share amounts)
                                                                                          1994          1995
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                                        $   123,348   $   189,031
  Short-term investments                                                                19,704        36,243
  Accounts receivable, less reserve of
    $64,361 in 1994 and $66,840 in 1995                                              1,878,064     1,880,934
  Employee receivables                                                                   9,859         8,787
  Parts and supplies                                                                   194,445       210,864
  Costs and estimated earnings in excess of billings on uncompleted contracts          347,064       334,786
  Prepaid expenses                                                                     379,895       360,404
------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                           $ 2,952,379   $ 3,021,049
------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost
  Land, primarily disposal sites                                                   $ 4,158,612   $ 4,575,117
  Buildings                                                                          1,332,568     1,572,821
  Vehicles and equipment                                                             7,118,714     7,498,718
  Leasehold improvements                                                                91,180        87,986
------------------------------------------------------------------------------------------------------------
                                                                                   $12,701,074   $13,734,642
  Less--Accumulated depreciation and amortization                                   (3,477,317)   (3,968,943)
------------------------------------------------------------------------------------------------------------
    Total Property and Equipment, Net                                              $ 9,223,757   $ 9,765,699
------------------------------------------------------------------------------------------------------------
OTHER ASSETS
  Intangible assets relating to acquired businesses, net                           $ 3,718,282   $ 4,205,031
  Sundry, including other investments                                                1,345,104     1,572,977
  Net assets of discontinued operations                                                183,651       130,552
------------------------------------------------------------------------------------------------------------
    Total Other Assets                                                             $ 5,247,037   $ 5,908,560
------------------------------------------------------------------------------------------------------------
      Total Assets                                                                 $17,423,173   $18,695,308
============================================================================================================
CURRENT LIABILITIES
  Portion of long-term debt payable within one year                                $   890,686   $ 1,094,165
  Accounts payable                                                                     971,796     1,072,372
  Accrued expenses                                                                     940,507       991,539
  Unearned revenue                                                                     265,024       263,029
------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                      $ 3,068,013   $ 3,421,105
------------------------------------------------------------------------------------------------------------
DEFERRED ITEMS
  Income taxes                                                                     $   669,566   $   956,525
  Environmental liabilities                                                            704,015       622,952
  Other                                                                                607,694       684,452
------------------------------------------------------------------------------------------------------------
    Total Deferred Items                                                           $ 1,981,275   $ 2,263,929
------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, less portion payable within one year                               $ 6,044,411   $ 6,420,610
------------------------------------------------------------------------------------------------------------
MINORITY INTEREST IN SUBSIDIARIES                                                  $ 1,536,165   $ 1,385,366
------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                      $             $
------------------------------------------------------------------------------------------------------------
PUT OPTIONS                                                                        $   252,328   $   261,959
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Preferred stock, $1 par value (issuable in series);
    50,000,000 shares authorized; none outstanding during the years                $        --   $        --
  Common stock, $1 par value; 1,500,000,000 shares authorized;
    496,386,758 shares issued in 1994 and 498,817,093 in 1995                          496,387       498,817
  Additional paid-in capital                                                           357,150       422,801
  Cumulative translation adjustment                                                   (150,832)     (102,943)
  Retained earnings                                                                  4,181,606     4,486,877
------------------------------------------------------------------------------------------------------------
                                                                                   $ 4,884,311   $ 5,305,552
Less--1988 Employee Stock Ownership Plan                                                19,729        13,062
      Employee Stock Benefit Trust (12,386,629 shares in 1994
        and 11,769,788 in 1995, at market)                                             323,601       350,151
------------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                                     $ 4,540,981   $ 4,942,339
------------------------------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                                   $17,423,173   $18,695,308
============================================================================================================

The accompanying notes are an integral part of these balance sheets.

WMX Technologies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

--------------------------------------------------------------------------------
For the three years ended December 31, 1995
($000's omitted except per share amounts)
                                                                                                                    1988
                                                                                                                Employee   Employee
                                                           Additional    Cumulative                                Stock      Stock
                                                   Common     Paid-in   Translation     Retained    Treasury   Ownership    Benefit
                                                    Stock     Capital    Adjustment     Earnings       Stock        Plan      Trust
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                         $496,203   $ 708,296     $(166,566)  $3,521,190   $ 204,490     $34,988   $     --
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                         $     --   $      --     $      --   $  452,776   $      --     $    --   $     --
 Cash dividends ($.58 per share)                       --          --            --     (280,858)         --          --         --
 Stock repurchase (8,443,400 shares)                   --          --            --           --     278,363          --         --
 Stock issued upon exercise of stock options           14      (8,749)           --           --     (18,285)         --         --
 Treasury stock received in connection
  with exercise of stock options                       --          --            --           --         357          --         --
 Tax benefit of non-qualified stock options
  exercised                                            --       2,825            --           --          --          --         --
 Contribution to 1988 ESOP (362,036 shares)            --          --            --           --          --      (7,329)        --
 Treasury stock received as settlement for
  claims                                               --          --            --           --       3,429          --         --
 Stock issued upon conversion of LYONs                 --      (4,553)           --           --      (7,882)         --         --
 Stock issued for acquisitions                         --      (4,655)           --           --     (35,375)         --         --
 Transfer of equity interests
  among controlled subsidiaries                        --     (24,694)           --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                       --          --       (79,021)          --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                       $496,217   $ 668,470     $(245,587)  $3,693,108   $ 425,097     $27,659   $     --
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                         $     --   $      --     $      --   $  784,381   $      --     $    --   $     --
 Cash dividends ($.60 per share)                       --          --            --     (290,266)         --          --         --
 Dividends paid to Employee Stock Benefit Trust        --       5,617            --       (5,617)         --          --         --
 Stock issued upon exercise of stock options           --      (5,948)           --           --      (8,250)         --     (5,928)
 Treasury stock received in connection
  with exercise of stock options                       --          --            --           --         260          --         --
 Tax benefit of non-qualified stock options
  exercised                                            --       1,527            --           --          --          --         --
 Contribution to 1988 ESOP (375,312 shares)            --          --            --           --          --      (7,930)        --
 Treasury stock received as settlement for
  claims                                               --          --            --           --       2,741          --         --
 Stock issued upon conversion of LYONs                 96       1,442            --           --         (56)         --         --
 Common stock issued for acquisitions                  74       1,471            --           --          --          --         --
 Temporary equity related to put options               --    (252,328)           --           --          --          --         --
 Proceeds from sale of put options                     --      29,965            --           --          --          --         --
 Sale of shares to Employee Stock Benefit Trust
  (12,601,609 shares)                                  --    (106,327)           --           --    (419,792)         --    313,465
 Adjustment of Employee Stock Benefit Trust
  to market value                                      --      16,064            --           --          --          --     16,064
 Transfer of equity interests
  among controlled subsidiaries                        --      (2,803)           --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                       --          --        94,755           --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                       $496,387   $ 357,150     $(150,832)  $4,181,606   $      --     $19,729   $323,601
-----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year                         $     --   $      --     $      --   $  603,899   $      --     $    --   $     --
 Cash dividends ($.60 per share)                       --          --            --     (291,421)         --          --         --
 Dividends paid to Employee Stock Benefit Trust        --       7,207            --       (7,207)         --          --         --
 Stock issued upon exercise of stock options           44      (4,405)           --           --      (1,763)         --    (17,393)
 Treasury stock received in connection
  with exercise of stock options                       --          --            --           --         663          --         --
 Tax benefit of non-qualified stock options
  exercised                                            --       2,049            --           --          --          --         --
 Contribution to 1988 ESOP (322,508 shares)            --          --            --           --          --      (6,667)        --
 Treasury stock received as settlement for
  claims                                               --          --            --           --       1,100          --         --
 Common stock issued upon conversion of LYONs         150       2,448            --           --          --          --         --
 Common stock issued for acquisitions               2,236      13,908            --           --          --          --         --
 Temporary equity related to put options               --      (9,631)           --           --          --          --         --
 Proceeds from sale of put options                     --      21,622            --           --          --          --         --
 Settlement of put options                             --     (12,019)           --           --          --          --         --
 Adjustment of Employee Stock Benefit Trust
  to market value                                      --      43,943            --           --          --          --     43,943
 Transfer of equity interests
  among controlled subsidiaries                        --         529            --           --          --          --         --
 Cumulative translation adjustment
  of foreign currency statements                       --          --        47,889           --          --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                       $498,817   $ 422,801     $(102,943)  $4,486,877   $      --     $13,062   $350,151
===================================================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1995
Increase (Decrease) in cash ($000's omitted)
                                                                        1993          1994          1995
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income for the year                                         $   452,776   $   784,381   $   603,899
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                                     796,691       880,466       885,384
   Provision for deferred income taxes                               154,782       298,564       250,828
   Minority interest in subsidiaries                                  57,986       149,703       138,162
   Interest on Liquid Yield Option Notes (LYONs)
    and WMX Subordinated Notes                                        37,162        33,551        23,021
   Gain on sale of property and equipment, and
    of investments by subsidiary                                     (14,061)      (14,876)       (9,190)
   Contribution to 1988 Employee Stock Ownership Plan                  7,329         7,930         6,667
   Gains from stock transactions of subsidiaries                     (15,109)           --            --
   Special charges, net of tax and minority interest                 285,300            --       202,492
   Provision for loss on disposal of discontinued operations,
    net of tax and minority interest                                      --            --        62,649
 Changes in assets and liabilities,
  excluding effects of acquired companies:
   Receivables, net                                                 (112,489)     (133,506)       45,232
   Other current assets                                               41,038      (109,174)       48,214
   Sundry other assets                                               (29,445)      (42,195)      (72,282)
   Accounts payable                                                   33,328       155,254        39,669
   Accrued expenses and unearned revenue                            (298,214)       43,121      (227,700)
   Deferred items                                                    (24,015)     (259,020)       61,557
   Minority interest in subsidiaries                                  (2,021)       14,038        (3,854)
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        $ 1,371,038   $ 1,808,237   $ 2,054,748
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Short-term investments                                         $    35,911   $     2,755   $    (4,196)
  Capital expenditures                                            (1,719,178)   (1,455,628)   (1,386,932)
  Proceeds from sale of property and equipment, and
   of investments by subsidiary                                      134,169       276,822       141,774
  Cost of acquisitions, net of cash acquired                        (581,745)     (197,201)     (224,304)
  Other investments                                                 (185,256)      (74,446)      (44,193)
  Acquisition of minority interests                                 (129,524)       (8,200)      (68,370)
--------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                           $(2,445,623)  $(1,455,898)  $(1,586,221)
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

----------------------------------------------------------------------------------------------------------

                                                                          1993          1994          1995
----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Cash dividends                                                   $  (280,858)  $  (290,266)  $  (291,421)
  Proceeds from issuance of indebtedness                             3,407,759     1,710,586     1,803,383
  Repayments of indebtedness                                        (1,682,950)   (1,752,552)   (1,860,451)
  Proceeds from exercise of stock options, net                           9,193         7,970        14,132
  Contributions from minority interests                                 28,072        22,169        24,394
  Stock repurchases by Company and subsidiaries                       (315,302)      (49,665)     (102,484)
  Preferred stock redemption by subsidiary                              (5,000)           --            --
  Proceeds from sale of put options                                         --        29,965        21,622
  Settlement of put options                                                 --            --       (12,019)
----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES               $ 1,160,914   $  (321,793)  $  (402,844)
----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                          $    86,329   $    30,546   $    65,683
Cash and cash equivalents at beginning of year                           6,473        92,802       123,348
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $    92,802   $   123,348   $   189,031
==========================================================================================================

The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks and short-term investments with maturities of less than three months when purchased.

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest, net of amounts capitalized                           $   263,716   $   307,257   $   401,715
    Income taxes, net of refunds received                          $   331,803   $   241,657   $   283,165

Supplemental schedule of noncash investing and
  financing activities:
    LYONs converted into common stock of the Company               $     3,329   $     1,594   $     2,598
    Liabilities assumed in acquisitions of businesses              $   673,129   $   244,560   $   245,918
    Fair market value of Company and subsidiary stock
      issued for acquired businesses                               $    64,500   $     4,773   $    66,172
    WMX Subordinated Notes issued for acquisition
      of CWM minority interest                                     $        --   $        --   $   436,830


WMX Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (000's omitted in all tables except per share amounts)
--------------------------------------------------------------------------------

NOTE 1  BUSINESS AND FINANCIAL STATEMENTS

WMX Technologies, Inc. and its subsidiaries ("WMX" or the "Company") provide environmental, engineering and consulting, and industrial services to governmental, residential, commercial, and industrial customers on a worldwide basis in four core lines of business: waste services, clean energy, clean water, and environmental and infrastructure engineering and consulting. Through 1995, process engineering, construction, specialty contracting and similar services were also provided through businesses the Company intends to exit (see Note 15). These businesses have been classified as discontinued operations and are segregated from continuing operations in the accompanying financial statements and notes thereto.

  The accompanying financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. See Note 13 for details of certain financial information by subsidiary, line of business and geographic area.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosures of contingencies. Future events could alter such estimates in the near term.
--------------------------------------------------------------------------------

NOTE 2  SUMMARY OF ACCOUNTING POLICIES

REVENUE RECOGNITION The Company recognizes revenue from long-term contracts on the percentage-of-completion basis with losses recognized in full when identified. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions to costs and income. Other revenues are recognized when the services are performed.

FOREIGN CURRENCY Certain foreign subsidiaries' assets and liabilities are translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange losses (net of related income taxes and minority interest) of $529,000, $3,610,000 and $1,226,000 are included in the Consolidated Statements of Income for 1993, 1994 and 1995, respectively.

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

ENVIRONMENTAL LIABILITIES The Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 106 sites listed on the Superfund National Priority List ("NPL"). Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. See Note 7 for additional information.

CONTRACTS IN PROCESS Information with respect to contracts in process at December 31, 1994 and 1995 is as follows:

                                                          1994          1995
--------------------------------------------------------------------------------

Costs and estimated earnings
  on uncompleted contracts                         $ 2,618,921   $ 2,510,898
Less: Billings on uncompleted contracts             (2,365,334)   (2,253,867)
                                                   -----------   -----------
  Total contracts in process                       $   253,587   $   257,031
                                                   ===========   ===========

  Contracts in process are included in the Consolidated Balance Sheets under the following captions:

Costs and estimated earnings
  in excess of billings on
  uncompleted contracts                            $   347,064   $   334,786
Billings in excess of costs
  and estimated earnings
  on uncompleted contracts
  (included in unearned revenue)                       (93,477)      (77,755)
                                                   -----------   -----------
  Total contracts in process                       $   253,587   $   257,031
                                                   ===========   ===========

  All contracts in process are expected to be billed and collected within five years.

  Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1995, is $23,095,000, including $6,724,000 that is expected to be collected after one year. At December 31, 1994, retainage was $33,743,000.

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

  Preparation costs for individual secure land disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems, and gas collection and leachate collection systems. Unamortized cell construction cost at December 31, 1994 and 1995 was $154,100,000 and $187,689,000, respectively.

--------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION The cost, less estimated salvage value, of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings - 10 to 40 years; vehicles and equipment - 3 to 20 years; leasehold improvements - over the life of the applicable lease.

INTANGIBLE ASSETS Intangible assets relating to acquired businesses consist primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of not more than forty years. The accumulated amortization of intangible assets amounted to $458,167,000 and $572,587,000 as of December 31, 1994 and 1995, respectively.

  On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have historically not been material to the Company's financial statements.

CAPITALIZED INTEREST Interest has been capitalized on significant landfills, trash-to-energy plants and other projects under construction in accordance with FAS No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $100,591,000 in 1993, $104,512,000 in 1994 and $81,471,000 in 1995.

GAIN RECOGNITION ON SALE OF SUBSIDIARIES' STOCK It is the Company's policy to record in income gains from the sale or other issuance of previously unissued stock by its subsidiaries. No such gains were recorded in 1994 or 1995.

ACCOUNTING PRINCIPLES The Financial Accounting Standards Board ("FASB") has issued FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The Company does not believe the adoption of FAS 121 will have a material impact on the financial statements.

  In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation," which the Company also must adopt in 1996. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the new method of accounting is not adopted, the Company will be required to disclose pro forma net income and earnings per share as if it were. The Company is studying FAS 123 and is gathering data necessary to calculate compensation in accordance with its provisions, but has not decided whether to adopt the new method or quantified its impact on the financial statements.

RESTATEMENT  Certain amounts in previously issued financial statements have been restated to conform to 1995 classifications.
--------------------------------------------------------------------------------
NOTE 3  INCOME TAXES

The following tables set forth income from continuing operations before income taxes, showing domestic and international sources, and the income tax provision, showing the components by governmental taxing authority, for the years 1993 through 1995:

Income From Continuing Operations Before Income Taxes       1993         1994         1995
------------------------------------------------------------------------------------------
Domestic                                                $616,805   $1,187,938   $1,167,120
International                                            171,493      175,527        4,513
                                                        --------   ----------   ----------
                                                        $788,298   $1,363,465   $1,171,633
                                                        ========   ==========   ==========
Income Tax Provision (Benefit)
------------------------------------------------------------------------------------------
Current tax expense
 U.S. Federal                                           $133,581   $  215,569   $  224,924
 State and local                                          29,893       49,549       48,957
 Foreign                                                  36,410       30,611       42,810
                                                        --------   ----------   ----------
Total current                                           $199,884   $  295,729   $  316,691
                                                        --------   ----------   ----------
Deferred tax expense
 U.S. Federal                                           $ 87,792   $  215,644   $  181,873
 State and local                                          29,464       33,689       36,101
 Foreign                                                  32,327       44,507      (16,538)
                                                        --------   ----------   ----------
Total deferred                                          $149,583   $  293,840   $  201,436
                                                        --------   ----------   ----------
U.S. Federal benefit from amortization of deferred
 investment credit                                      $ (3,600)  $   (2,595)  $   (1,084)
                                                        --------   ----------   ----------
Total provision                                         $345,867   $  586,974   $  517,043
                                                        ========   ==========   ==========

  The Federal statutory tax rate in 1993, 1994 and 1995 is reconciled to the effective tax rate as follows:
--------------------------------------------------------------------------------

Federal statutory rate                                             35.0%        35.0%        35.0%
State and local taxes, net of Federal benefit                       4.9          4.0          4.7
Amortization of deferred investment credit                         (0.4)        (0.2)        (0.1)
Amortization of intangible assets relating to acquired businesses   4.2          2.2          2.8
Federal tax credits                                                (1.4)        (1.0)        (1.2)
Non-taxable gains on issuance of stock by subsidiaries             (0.7)          --           --
Minority interest                                                   2.8          4.2          3.3
Adjustment of deferred income taxes due to Omnibus Budget
 Reconciliation Act                                                 1.8           --           --
Other, net                                                         (2.3)        (1.1)        (0.4)
                                                                  -----        -----         ----
Effective tax rate                                                 43.9%        43.1%        44.1%
                                                                  =====        =====         ====

--------------------------------------------------------------------------------
  The Company uses the deferral method of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.

  Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. The primary components that comprise the 1994 and 1995 deferred tax (assets) liabilities are as follows:

                                             1994         1995
--------------------------------------------------------------
Deferred tax assets
  Reserves not deductible until paid   $ (491,061)  $ (526,202)
  Deferred revenue                        (25,708)     (24,472)
  Net operating losses and
   tax credit carryforwards              (159,269)    (266,898)
  Other                                   (69,812)     (73,834)
                                       ----------   ----------
    Subtotal                           $ (745,850)  $ (891,406)
                                       ----------   ----------
Deferred tax liabilities
  Depreciation and amortization        $1,103,194   $1,368,258
  Other                                   233,600      381,068
                                       ----------   ----------
    Subtotal                           $1,336,794   $1,749,326
                                       ----------   ----------
Valuation allowance ($29,890,000 at
 December 31, 1993)                        78,622       98,605
                                       ----------   ----------
  Net deferred tax liabilities         $  669,566   $  956,525
                                       ==========   ==========

  The Company's subsidiaries have approximately $37 million of alternative minimum tax credit carryforwards that may be used indefinitely. Various subsidiaries have U.S. Federal and foreign operating loss carryforwards of approximately $530 million and state operating loss carryforwards of approximately $513 million. Foreign operating losses of $253 million may be carried forward indefinitely; the remaining loss carryforwards have expiration dates through the year 2010. Valuation allowances have been established for uncertainties in realizing the tax benefits of loss carryforwards and for the basis difference in certain assets. While the Company expects to realize the deferred tax assets in excess of the valuation allowances, changes in estimates of future taxable income or in tax laws could alter this expectation. The increase in the valuation allowance since 1993 is primarily attributable to uncertainty in realizing the tax benefit of certain foreign operating loss carryforwards.

  The Company has concluded that development and expansion of its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.
--------------------------------------------------------------------------------
NOTE 4  BUSINESS COMBINATIONS

During 1993, the Company and its principal subsidiaries acquired 189 businesses for $581,745,000 in cash (net of cash acquired) and notes, $133,941,000 of debt assumed, 1,046,801 shares of the Company's common stock and 1,635,471 shares of common stock of Wheelabrator Technologies Inc. ("WTI"). These acquisitions were accounted for as purchases.

  During 1994, 119 businesses were acquired for $197,201,000 in cash (net of cash acquired) and notes, $17,305,000 of debt assumed, 73,809 shares of the Company's common stock and 156,124 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  One hundred thirty-six businesses were acquired in 1995 for $224,304,000 in cash (net of cash acquired) and notes, $77,689,000 of debt assumed, and 2,236,354 shares of the Company's common stock. Three of the aforementioned 1995 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.

  The following summarizes the pro forma effect on continuing operations of businesses acquired and accounted for as purchases (including those which otherwise met pooling of interests criteria but were not significant in the aggregate) in 1993, 1994 and 1995 as if they had been acquired as of January 1 of the preceding year (unaudited):


                                                           1993          1994          1995
-------------------------------------------------------------------------------------------

Revenue as reported                                  $8,636,116   $ 9,554,705   $10,247,617
Revenue of purchased businesses for period prior to
 acquisition as stated above                            555,218       477,040       161,868
                                                     ----------   -----------   -----------
Pro forma revenue                                    $9,191,334   $10,031,745   $10,409,485
                                                     ==========   ===========   ===========
Net income as reported                               $  442,431   $   776,491   $   654,590
Net income of purchased businesses for period prior
 to acquisition as stated above                           9,753        32,408         7,237
Adjustment for interest and goodwill amortization       (18,532)      (29,066)       (7,649)
                                                     ----------   -----------   -----------
Pro forma net income                                 $  433,652   $   779,833   $   654,178
                                                     ==========   ===========   ===========
Earnings per share as reported                       $      .91   $      1.60   $      1.35
Effect of purchased businesses prior to acquisition
 as stated above                                           (.02)          .01            --
                                                     ----------   -----------   -----------
Pro forma earnings per share                         $      .89   $      1.61   $      1.35
                                                     ==========   ===========   ===========


  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of Chemical Waste Management, Inc. ("CWM") that it did not already own. The transaction provided for the CWM public shareholders to receive a convertible subordinated WMX note for every 81.1 CWM shares held. See Note 5 for additional information. In July 1995, the Company acquired all of the approximately 3.1 million shares of Rust International Inc. ("Rust") held by the public, for $16.35 per share in cash.

--------------------------------------------------------------------------------
NOTE 5  DEBT

The details relating to debt (including capitalized leases, which are not material) as of December 31, 1994 and 1995, are as follows:

                                                                                                             1994        1995
-----------------------------------------------------------------------------------------------------------------------------
Commercial Paper, weighted average interest 5.8% in 1994 and 5.7% in 1995                              $  946,702  $1,119,356
Tailored Rate ESOP Notes, weighted average interest 4.81% in 1994 and 4.74% in 1995                        50,000      20,000
Debentures, interest 8-3/4%, due 2018                                                                     249,085     249,085
Notes, interest 4-5/8% to 8-1/4%, due 1996-2011                                                         2,684,170   3,184,170
Step-Up Notes, interest 6.22% through April 29, 1997 and 8% thereafter, due 2004                          150,000     150,000
Solid waste disposal revenue bonds, interest 6% to 7.75%, due 1996-2013                                   252,385     251,085
Installment loans and notes payable, interest 5.34% to 10.6%, due 1996-2020                             1,298,436   1,233,871
Project Debt, interest 4% to 10.64%, due 1996-2010                                                        764,859     735,646
Other long-term borrowings                                                                                 34,320      32,210
Liquid Yield Option Notes, zero coupon-subordinated, interest 9%, due 2001                                 10,721       8,945
Liquid Yield Option Notes, zero coupon-subordinated, interest 6%, due 2012 ("Exchangeable LYONs")         361,438      53,996
Liquid Yield Option Notes, zero coupon-subordinated, interest 6%, due 2010 ("CWM LYONs")                  132,981      36,840
WMX Subordinated Notes, interest 5.75%, due 2005                                                               --     439,571
                                                                                                       ----------  ----------
Total debt                                                                                             $6,935,097  $7,514,775
Less--current portion                                                                                     890,686   1,094,165
                                                                                                       ----------  ----------
Long-term portion                                                                                      $6,044,411  $6,420,610
                                                                                                       ==========  ==========

  The long-term debt as of December 31, 1995, is due as follows:

Second year                  $  761,091
Third year                    2,158,232
Fourth year                     261,103
Fifth year                    1,132,816
Sixth year and thereafter     2,107,368
                             ----------
                             $6,420,610
                             ==========

  Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis with $1,503,000,000 of committed long-term borrowing facilities which it has available. The committed facilities provide for unsecured long-term loans at interest rates of prime or LIBOR plus 30 basis points and commitment fees of 6 to 8 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.

  In January 1995, the Company acquired the outstanding CWM shares it did not already own. The transaction provided for the CWM public shareholders to receive a convertible subordinated WMX note due 2005, with a principal amount at maturity of $1,000, for every 81.1 CWM shares held, with cash paid in lieu of issuance of fractional notes. The notes are subordinated to all existing and future senior indebtedness of WMX. Each note bears cash interest from January 24, 1995 at the rate of two percent per annum of the $1,000 principal amount at maturity, payable semi-annually. The difference between the principal amount at maturity of $1,000 and the $717.80 stated issue price of each note represents the stated discount which, together with the cash interest payable on the notes, will accrue at a rate of 5.75 percent per annum (determined on a semi-annual bond equivalent basis) for purposes of determining the prices at which WMX may purchase or redeem notes, as described below. At the option of the holder, each note will be purchased for cash by WMX on March 15, 1998, and March 15, 2000, at prices of $789.95 and $843.03, respectively, which represent the stated issue price plus accrued stated discount to those dates. Accrued unpaid interest to those dates will also be paid. The notes will be redeemable by WMX on and after March 15, 2000, for cash, at the stated issue price plus accrued stated discount and accrued but unpaid interest through the date of redemption. In addition, each note is convertible at any time prior to maturity, unless previously purchased or redeemed by WMX, into 26.078 shares of WMX common stock, subject to adjustment upon the occurrence of certain events. Upon any such conversion, WMX will have the option of paying cash equal to the market value of the WMX shares which would otherwise be issuable. As of December 31, 1995, there were 549,810 such notes outstanding with a maturity value amounting to $549,810,000.

  As of December 31, 1994, CWM LYONs and the Exchangeable LYONs (together with the CWM LYONs, the "LYONs") were convertible into or exchangeable for CWM shares. On January 24, 1995, the LYONs became convertible into the number of notes discussed in the preceding paragraph to which the holders would have been entitled had they converted or exchanged the LYONs immediately prior to the merger approval.

  In May 1994, the Company issued, at par, $150,000,000 of ten-year Step-Up Notes due April 30, 2004. The holders may elect to have the Step-Up Notes or any portion thereof repaid on April 30, 1997, at 100% of their principal amount together with accrued interest. The interest rate on the Step-Up Notes is 6.22% through April 29, 1997, and 8% thereafter. In November 1994, the Company issued $200,000,000 of 8 1/4% Notes due November 15, 1999, at a price of 99.925%.
Neither of these issues is redeemable at the option of the Company prior to maturity.

--------------------------------------------------------------------------------
  In January 1995, the Company issued $250,000,000 of 8-1/8% Notes due February 1, 1998, at a price of 99.671%. In March 1995, the Company issued $200,000,000 of 7-1/8% Notes due March 22, 1997, at a price of 99.98%. In May 1995, the Company issued $200,000,000 of 6.65% Notes due May 15, 2005, at par. The holder of each 6.65% Note may elect to have such Note, or any portion thereof which is a multiple of $1,000, repaid on May 15, 2000 at 100% of its principal amount, together with accrued interest. The Company also issued in May 1995, $100,000,000 of 7% Notes due May 15, 2005, at a price of 99.293%. In June 1995, the Company issued $100,000,000 of 5.84% Notes due July 3, 1996, at par. In October 1995, the Company issued $250,000,000 of 6-1/4% Notes due October 15, 2000, at a price of 99.85%. None of these issues is redeemable at the option of the Company prior to maturity.
--------------------------------------------------------------------------------

NOTE 6  DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company uses derivatives to manage interest rate, currency and commodity risk. The portfolio of such instruments (which are held for purposes other than trading) at December 31, 1995, is set forth in the paragraphs which follow. Where deemed advantageous, management will use derivatives in the future.

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

  While the subsidiaries are exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, such agreements are entered into as a hedge against interest rate exposure on existing debt. Accordingly, differences paid or received under the agreements are recognized as part of interest expense over the life of the agreements. The impact of swap agreements on consolidated interest expense and on the effective interest rate on consolidated debt was immaterial. As of December 31, 1995, interest rate agreements in notional amounts and with terms as set forth in the following table were outstanding:

                     Notional
Currency              Amount      Pay     Receive     Duration of Agreement
---------------------------------------------------------------------------
Sterling               20,000    Fixed    Floating    Feb. 1995 - Feb. 1999
Hong Kong dollar      250,000    Fixed    Floating    Feb. 1995 - Feb. 1997

CURRENCY AGREEMENTS From time to time, the Company and certain of its subsidiaries use foreign currency derivatives to mitigate the impact of translation on foreign earnings and income from foreign investees. Typically these have taken the form of purchased put options or offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. While the Company may be required to make a payment in connection with these agreements, it will recognize an offsetting increase in the translation of foreign earnings or income from foreign investees. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles, and accordingly must be adjusted to market value at the end of each accounting period. Gains and losses on currency derivatives to date have not been material.

  As of December 31, 1995, the Company was party to the following average rate currency option (settles at expiration):

                                                                                  Currency
                                                                       -------------------------------
                                                  Notional Amount      Hedged                 Against
------------------------------------------------------------------------------------------------------
Collar, structured as offsetting put and call
  with different strike prices, covering the
  period January 1 to December 31, 1996               100,000          Swedish Krona          Sterling

--------------------------------------------------------------------------------
  Significant foreign currency contracts outstanding during 1993, 1994 and 1995 were as follows:

                                                        Currency
                                        ----------------------------------------
               Average Amount           Hedged                           Against
--------------------------------------------------------------------------------
1993                  150,000           Sterling                          Dollar
                        9,300           Deutschemark                      Dollar
                        6,000           Finland Markka                  Sterling

1994                   85,000           Deutschemark                    Sterling
                      132,000           French Franc                    Sterling
                      184,000           Swedish Krona                   Sterling
                   20,000,000           Italian Lire                    Sterling
                   10,000,000           Italian Lire                Deutschemark
                       23,000           Deutschemark                      Dollar
                      141,000           Sterling                          Dollar

1995                   46,600           Deutschemark                    Sterling
                       82,000           French Franc                    Sterling
                       13,500           Netherlands Guilder             Sterling
                      180,000           Swedish Krona                   Sterling
                        1,500           Dollar                          Sterling
                   15,267,000           Italian Lire                    Sterling
                       11,820           Deutschemark                      Dollar
                          669           Sterling                   Swedish Krona
                       35,800           Sterling                          Dollar

COMMODITY AGREEMENTS The Company utilizes collars, calls and swaps to mitigate the risk of price fluctuations on the fuel used by its vehicles. Quantities hedged equate to committed fuel purchases or anticipated usage, and accordingly, gains and losses are deferred and recognized as fuel is purchased. The following table summarizes the Company's positions in commodity derivatives as of December 31, 1995:

Type                Commodity           Quantity                      Expiration
--------------------------------------------------------------------------------
Swaps               Crude oil           3,000 bbls.                         1996
Collars             Crude oil             300 bbls.                         1996
Swaps               Crude oil           3,000 bbls.                         1997
Collars             Crude oil             350 bbls.                         1997
Swaps               Crude oil           2,000 bbls.                         1998
Collars             Crude oil             200 bbls.                         1998
Collars             Crude oil             100 bbls.                         1999

  The Company is exposed to credit loss in the event of non-performance by counterparties on interest rate, currency and commodity derivatives, but in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. Maximum credit exposure is represented by the fair value of contracts with a positive fair value; at December 31, 1995, such amounts were not material.
--------------------------------------------------------------------------------

NOTE 7  ENVIRONMENTAL COSTS AND LIABILITIES

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

  The Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs for U.S. landfills are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Substantially the same standards are applied to estimate costs for foreign sites, even though current regulations in some foreign jurisdictions are less strict.

--------------------------------------------------------------------------------
  The Company has also established procedures to evaluate potential remedial liablilities at closed sites which it owns or operated, or to which it transported waste, including 106 sites on the NPL. In the majority of situations, the Company's connection with NPL sites relates to allegations that its subsidiaries (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature (e.g., owner, operator, transporter, or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Cost estimates are based on management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates are sometimes a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS No. 5. The Company believes that it is "reasonably possible," as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability could be at the high end of such ranges, which would be approximately $150 million higher in the aggregate than the estimate that has been recorded in the financial statements as of December 31, 1995.

  Estimates of the extent of the Company's degree of responsibility for remediation of a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies or other factors could necessitate the recording of additional liabilities which could be material. The impact of such future events cannot be estimated at the current time.

  Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $171 million at December 31, 1995.

  The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and annual volumes of waste. During this remaining site life, the Company will provide for an additional $1.12 billion of closure and post-closure costs, including accretion for the discount recognized to date.

  As of December 31, the Company's liabilities for closure, post-closure monitoring and environmental remediation costs were as follows:


                                          1994        1995
-----------------------------------------------------------
Current portion, included in
 Accrued Expenses                   $  108,750  $  138,603
Non-current portion                    704,015     622,952
                                    ----------  ----------
 Total recorded                     $  812,765  $  761,555
Amount to be provided over
 remaining life of active
 sites, including discount
 of $169 million in 1994 and
 $171 million in 1995                1,149,617   1,118,739
                                    ----------  ----------
Expected aggregate undiscounted
 environmental liabilities          $1,962,382  $1,880,294
                                    ==========  ==========

  Anticipated payments of environmental liabilities at December 31, 1995, are as follows:

1996         $  138,603
1997             97,621
1998             49,416
1999             40,586
2000             32,115
Thereafter    1,521,953
             ----------
             $1,880,294
             ==========

  The change in the expected aggregate undiscounted amount results primarily from changes in available airspace.

  The Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment. While the Company believes it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to a number of factors, and it is possible such matters could have a material adverse impact on the Company's earnings for one or more quarters or years.

  The Company has filed suit against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort claim costs at a number of sites. The carriers involved have denied coverage and are defending these claims. No amounts have been recognized in the financial statements for any future insurance recoveries.

--------------------------------------------------------------------------------
NOTE 8  STOCK OPTIONS

The Company has two stock option plans currently in effect under which future grants may be issued: the 1992 Stock Option Plan (the "1992 Plan") and the 1992 Stock Option Plan for Non-Employee Directors (the "Directors' Plan").

  Options granted under the 1992 Plan are generally exercisable in equal cumulative installments over a three- to five-year period beginning one year after the date of grant. Options granted under the Directors' Plan become exercisable in five equal annual installments beginning six months after the date of grant.

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

  As part of the acquisitions of the CWM and Rust shares not previously owned by the Company, as discussed in Note 4, outstanding CWM stock options were converted into options to acquire approximately 2,873,000 Company shares at prices of $21.97 to $63.33 per share and outstanding Rust stock options were converted into options to acquire approximately 1,976,000 Company shares at prices of $21.39 to $40.10 per share.

  The status of the plans, including predecessor plans and replacement plans (together "Prior Plans") under which options remain outstanding, during the three years ended December 31, 1995, was as follows:

                                              Shares       Option Price
-----------------------------------------------------------------------
JANUARY 1, 1993--
  Outstanding                                  9,783  $ 3.46 --  $41.80
  Available for future grant                  14,822         --
                                              ------

1993--
Granted                                        2,957  $30.90 --  $38.45
Exercised                                        551  $ 3.46 --  $35.44
Cancelled--
  Prior Plans                                    179  $18.84 --  $41.80
  Current plans                                  328  $30.69 --  $41.80
                                              ------
December 31, 1993--
  Outstanding                                 11,682  $ 4.33 --  $41.80
  Available for future grant                  12,193         --
                                              ------

1994--
Granted                                        3,729  $24.33 --  $29.03
Exercised                                        462  $ 4.33 --  $25.72
Cancelled--
  Prior Plans                                    312  $14.72 --  $41.80
  Current plans                                  826  $ 8.57 --  $41.80
Additional shares available for future grant   6,000         --
                                              ------
December 31, 1994--
  Outstanding                                 13,811  $ 7.20 --  $41.80
  Available for future grant                  15,290         --
                                              ------

1995--
Granted                                        3,117  $23.21 --  $28.90
Exercised                                        721  $ 7.20 --  $30.69
Cancelled--
  Prior Plans                                  1,111  $21.39 --  $63.33
  Current plans                                  316  $26.48 --  $41.80
Converted CWM and Rust stock options           4,849  $21.39 --  $63.33
Shares no longer available for future grant    2,914         --
                                              ------
December 31, 1995--
  Outstanding                                 19,629  $ 8.57 --  $63.33
  Available for future grant                   4,726         --
                                              ======

  Options were exercisable with respect to 9,859,656 shares at December 31, 1995.

--------------------------------------------------------------------------------
NOTE 9  CAPITAL STOCK

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

  On December 8, 1995, the Board of Directors of the Company authorized the repurchase by the Company of up to 25 million shares of its comon stock from time to time in the open market or in privately negotiated transactions over a 24-month period. On the same date, the Board of Directors of WTI authorized WTI to repurchase up to 20 million shares of its common stock over a 24-month period. Both authorizations replaced existing common stock repurchase programs.

--------------------------------------------------------------------------------
NOTE 10  EARNINGS PER SHARE

Earnings per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate primarily to the impact of options outstanding under the Company's stock option plans.

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                         1994      1995
--------------------------------------------------------
Common shares issued, net of
  Employee Stock Benefit Trust shares
  per Consolidated Balance Sheets      484,000   487,047
Effect of shares issuable under
  stock options after applying
  the "treasury stock" method              396       627
Effect of using weighted average
  common shares outstanding
  during the year                         (252)   (1,702)
                                       -------   -------

Common shares used in computing
  earnings per share                   484,144   485,972
                                       =======   =======

--------------------------------------------------------
NOTE 11  COMMITMENTS AND CONTINGENCIES

The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $178,039,000 in 1993, $197,969,000 in 1994 and $186,248,000
in 1995. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.

  The long-term rental obligations as of December 31, 1995, are due as follows:

First year                      $  170,311
Second year                        152,711
Third year                         140,162
Fourth year                        132,892
Fifth year                         126,872
Sixth through tenth years          545,675
Eleventh year and thereafter       329,046
                                ----------
                                $1,597,669
                                ==========

  During 1994 and 1995, the Company sold put options on 31.6 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase shares of its common stock at specified prices. Proceeds from the sale of put options were credited to additional paid-in capital. The amount the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options were exercised has been reclassified to a temporary equity account. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 17.9 million shares expired unexercised in 1994 and 1995, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were exercised in February 1995, and the Company elected to settle them for cash at a total cost of $12,019,000. The remaining
9.0 million options expire at various dates in 1996, at strike prices ranging from $27.34 to $31.45 per share.

  The Company's insurance program includes coverage for pollution liability resulting from "sudden and accidental" releases of contaminants and pollutants. Management believes that the coverage terms, available limits of liability, and costs currently offered by

--------------------------------------------------------------------------------

the insurance market do not represent sufficient value to warrant the purchase of "non-sudden and accidental" pollution liability insurance coverage. As such, the Company has chosen not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage. To satisfy existing government requirements, the Company has secured non-risk transfer pollution liability insurance coverage in amounts believed to be in compliance with Federal and State law requirements for "non-sudden and accidental" pollution. The Company must reimburse the insurer for losses incurred and covered by this insurance policy. In the event the Company continues not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage, the Company's net income could be adversely affected in the future if "non-sudden and accidental" pollution losses should occur.

  The Company has issued or is a party to approximately 3,120 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $639,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these instruments will have a material adverse effect on the consolidated financial position or results of operations of the Company.

  Since 1994, WTI has been involved in litigation involving permits for the construction and operation of the Lisbon, Connecticut, trash-to-energy plant. These matters were resolved during 1995 and the plant began commercial operations in January 1996.

  During the first quarter of 1995, Waste Management International plc ("WM International") received an assessment of approximately 417 million Krona (approximately $62 million) from the Swedish Tax Authority, relating to a transaction completed in 1990. WM International believes that all appropriate tax returns and disclosures were properly filed at the time of the transaction and intends to vigorously contest the assessment.

  A subsidiary of Waste Management, Inc. ("WMI") has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower court declared the zoning ordinance's height limitation unconstitutional, the Connecticut Supreme Court reversed that ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the WMI subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance. The Company believes that removal of such waste is an inappropriate remedy and has appealed the Superior Court order to the state Supreme Court. The Company is unable to predict the outcome of the appeal or the nature and extent of the removal action that may ultimately be required following further appeals or as a result of the permitting process. However, if the Superior Court order as to removal of the waste is not modified, the subsidiary could incur substantial costs, which could vary significantly depending upon the nature of any plan which is eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved and other currently unforeseeable factors, and which could have a material adverse effect on the Company's financial condition and results of operations in one or more future periods.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.
--------------------------------------------------------------------------------

NOTE 12  BENEFIT PLANS

The Company has a defined benefit pension plan for all eligible non-union domestic employees of WMX, CWM and WMI. The benefits are based on the employee's years of service and compensation during the highest five consecutive years out of the last ten years of employment. The Company's funding policy is to contribute annually the minimum required amount determined by its actuaries.

  Net periodic pension expense for 1993, 1994 and 1995, based on discount rates of 8.50% for all three years, included the following components:

                                                                  1993       1994       1995
--------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                $ 10,785   $ 11,075   $ 11,752
Interest cost on projected benefit obligation                    9,507     11,532     13,228
Expected return on plan assets                                 (11,055)   (12,335)   (13,237)
Net amortization and deferral                                   (1,451)    (1,310)        33
                                                              --------   --------   --------
Net periodic pension expense                                  $  7,786   $  8,962   $ 11,776
                                                              ========   ========   ========

  Assumptions, used to determine the plan's funded status as of December 31, are as follows:

                                                                  1994       1995
----------------------------------------------------------------------------------
Discount rate                                                      8.5%      7.75%
Rate of increase in compensation levels                            4.0%       4.0%
Expected long-term rate of return on assets                        9.0%       9.0%

  The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1994 and 1995 for its pension plan:

                                            1994           1995
----------------------------------------------------------------
Actuarial present value of
 benefit obligations:
 Accumulated benefit obligations,
   including vested benefits
   of $120,881 and $152,031 at
   December 31, 1994 and 1995,
   respectively                        $(136,713)     $(167,287)
                                       =========      =========
 Projected benefit obligation          $(156,609)     $(191,059)
Plan assets at fair value,
 primarily common stocks,
 bonds and real estate                   136,740        167,068
                                       ---------      ---------
Plan assets less than
 projected benefit obligation          $ (19,869)     $ (23,991)
Unrecognized net loss                     39,304         29,801
Unrecognized overfunding at
 date of adoption (January 1, 1985)
 of FAS No. 87, net of amortization,
 being recognized over 15 years           (8,727)        (6,422)
                                       ---------      ---------
Pension cost included in
 prepaid (accrued) expenses            $  10,708      $    (612)
                                       =========      =========

--------------------------------------------------------------------------------

  The Company also has a non-qualified defined benefit plan for officers of WMX, CWM and WMI who have served in such capacities for at least 10 years at the time of retirement. The benefits are based on the officer's years of service and compensation during the highest three consecutive years out of the last ten years of employment. The benefits are reduced by such officer's benefits under the pension plan. This plan is not funded. Expense for 1993, 1994 and 1995 for this plan was $2,551,000, $3,418,000 and $4,202,000, respectively.

  WM International participates in both defined benefit and defined contribution retirement plans for its employees in various countries. The projected benefit obligation and the plan assets of the WM International defined benefit plans are not material. Other subsidiaries participate in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements with collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $15,242,000, $16,194,000 and $18,369,000 for
subsidiaries' defined contribution plans were made and charged to income in 1993, 1994 and 1995, respectively.

  The following table analyzes the obligation for postretirement benefits other than pensions (primarily health care costs), which is included in other deferred items on the Consolidated Balance Sheets, as of December 31, 1994 and 1995:

                                        1994      1995
-------------------------------------------------------
Accumulated Postretirement
 Benefit Obligations:
  Retirees                             $57,216  $52,255
  Other fully eligible participants     10,960    9,682
  Other active participants              9,478   10,695
                                       -------  -------
                                       $77,654  $72,632
Unrecognized:
  Prior service cost                       627      566
  Gain                                   9,501    7,911
                                       -------  -------
                                       $87,782  $81,109
                                       =======  =======

  For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care claims was assumed for 1996; the rate was assumed to decrease by 0.5% per year to 6.0% in 2001 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $4,341,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1995 by approximately $403,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% in 1994 and 7.75% in 1995.

  The expense for postretirement health care benefits was $7,300,000 in 1993, $4,668,000 in 1994 and $5,359,000 in 1995. The service and interest components of the expense were $3,000,000 and $4,300,000, respectively, in 1993, $1,049,000 and $3,619,000, respectively, in 1994, and $1,094,000 and $4,265,000, respectively, in 1995.

  The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees of WMX, CWM and WMI. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.

  Information concerning the 1988 ESOP is as follows:

                                       1993    1994    1995
------------------------------------------------------------
Expense recorded (contribution)       $7,329  $7,930  $6,667
                                      ======  ======  ======
Interest expense on 1988 ESOP debt    $1,510  $1,965  $1,147
                                      ======  ======  ======
Dividends on unallocated
 1988 ESOP shares used
 by the 1988 ESOP                     $  964  $  780  $  555
                                      ======  ======  ======

  The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees of WMX, CWM and WMI. The terms of the PSSP allow for annual contributions by the Company as determined by the Board of Directors as well as a match of employee contributions up to $500 per employee ($750 effective January 1, 1996). Charges to operations for the PSSP were $11,589,000 in 1993, $27,334,000 in 1994 and $24,882,000 in 1995. Rust, WTI and WM International also sponsor non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Employer contributions are generally based upon fixed amounts of eligible compensation and amounted to $18,614,000, $23,431,000 and $23,017,000 during 1993, 1994 and 1995, respectively.

  Effective January 1, 1994, the Company and its principal subsidiaries adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits." This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a significant effect on earnings, because the Company's accounting prior to adoption was substantially in compliance with the new standard.

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

--------------------------------------------------------------------------------

NOTE 13  COMPANY'S OPERATIONS IN DIFFERENT INDUSTRIES AND GEOGRAPHICAL AREAS

The analysis of operations by industry segment which follows reflects the Company's traditional management structure of five principal subsidiaries, each of which has operated in a relatively discrete portion of the environmental services industry or geographic area. WMI has provided integrated solid waste services and CWM has provided hazardous waste collection, transportation, treatment and disposal services in North America. WM International has provided these services, as well as trash-to-energy services, outside North America. WTI has been involved in trash-to-energy and independent power projects, water and wastewater treatment (including biosolids management) and air quality control, primarily in North America. Rust has served the environmental and infrastructure engineering and consulting, and on-site industrial and related services markets in the United States and a number of foreign countries.

  Whereas solid waste, hazardous waste and trash-to-energy operations have been performed by three distinct organizations in North America, these services have been provided internationally by a single management organization. Because of the different business environment for international operations, the Company has managed these as a discrete segment. Following is an analysis of the Company's continuing operations by these historical segments.


                                                                         Trash-To-Energy, International
                                                           Engineering,  Water Treatment,        Waste    Corporate
                                   Solid    Hazardous    Industrial and   Air Quality and   Management          and
                                   Waste        Waste  Related Services  Related Services     Services Eliminations(1)  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1993
Revenue                       $4,702,166   $  661,860        $1,035,004        $1,142,219   $1,411,211    $(316,344)     $ 8,636,116
Operating expenses
 including goodwill
 amortization                  3,193,183      506,264           808,694           792,719    1,009,145     (309,914)       6,000,091
Special charge                        --      550,000                --                --           --           --          550,000
Selling and
 administrative expenses         547,413      128,058           131,575           107,276      198,969       (9,267)       1,104,024
                              ----------   ----------        ----------        ----------   ----------    ---------      -----------
Income from operations        $  961,570   $ (522,462)       $   94,735        $  242,224   $  203,097    $   2,837      $   982,001
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Identifiable assets           $6,912,271   $1,498,631        $1,360,703        $3,081,709   $3,315,621    $(169,169)     $15,999,766
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Depreciation and
 amortization expense         $  461,963   $   63,971        $   43,971        $   75,323   $  121,050    $  22,084      $   788,362
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Capital expenditures(2)       $1,139,004   $  157,786        $  124,754        $  303,905   $  403,326    $  26,009      $ 2,154,784
                              ==========   ==========        ==========        ==========   ==========    =========      ===========

1994
Revenue                       $5,117,871   $  649,581        $1,140,294        $1,324,567   $1,710,862    $(388,470)     $ 9,554,705
Operating expenses
 including goodwill
 amortization                  3,502,445      454,765           915,129           915,237    1,244,597     (380,393)       6,651,780
Selling and
 administrative expenses         549,608      105,736           153,230           119,380      230,014        1,532        1,159,500
                              ----------   ----------        ----------        ----------   ----------    ---------      -----------
Income from operations        $1,065,818   $   89,080        $   71,935        $  289,950   $  236,251    $  (9,609)     $ 1,743,425
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Identifiable assets           $7,388,766   $1,375,341        $1,472,263        $3,276,611   $4,037,922    $(311,381)     $17,239,522
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Depreciation and
 amortization expense         $  479,333   $   59,381        $   57,542        $   95,254   $  154,575    $  24,514      $   870,599
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Capital expenditures(2)       $  950,383   $   57,983        $   57,242        $  115,082   $  304,999    $  20,397      $ 1,506,086
                              ==========   ==========        ==========        ==========   ==========    =========      ===========

1995
Revenue                       $5,642,857   $  613,883        $1,027,430        $1,451,675   $1,865,081    $(353,309)     $10,247,617
Operating expenses
 including goodwill
 amortization                  3,806,798      463,984           816,528         1,015,269    1,410,282     (350,309)       7,162,552
Special charges                       --      140,600                --                --      194,593           --          335,193
Selling and
 administrative expenses         578,290       94,551           135,012           130,976      235,807           --        1,174,636
                              ----------   ----------        ----------        ----------   ----------    ---------      -----------
Income from operations        $1,257,769   $  (85,252)       $   75,890        $  305,430   $   24,399    $  (3,000)     $ 1,575,236
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Identifiable assets           $8,506,954   $1,159,467        $1,387,565        $3,220,193   $4,235,589    $  54,988      $18,564,756
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Depreciation and
 amortization expense         $  457,820   $   48,860        $   49,796        $  107,814   $  181,341    $  32,041      $   877,672
                              ==========   ==========        ==========        ==========   ==========    =========      ===========
Capital expenditures(2)       $1,101,312   $   65,080        $   34,606        $   45,101   $  263,352    $  31,624      $ 1,541,075
                              ==========   ==========        ==========        ==========   ==========    =========      ===========

(1) Includes corporate office and elimination of intercompany transactions.

(2) Includes property and equipment of purchased businesses.

--------------------------------------------------------------------------------

  As a result of a strategic review begun in 1994, management and operations of the Company have been realigned on the basis of four principal global lines of business -- waste services, clean energy, clean water, and environmental and infrastructure engineering and consulting. The following table analyzes continuing operations on a line-of-business basis.


                                                                                Environmental and
                                                                                   Infrastructure
                                                 Waste        Clean      Clean    Engineering and   Corporate and
                                              Services       Energy      Water         Consulting    Eliminations(2)   Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
1993
Revenue                                    $ 7,457,371   $  804,016   $392,194           $298,879       $(316,344)      $ 8,636,116
Operating expenses including
 goodwill amortization                       5,259,571      532,619    294,525            223,290        (309,914)        6,000,091
Special charge                                 550,000           --         --                 --              --           550,000
Selling and administrative expenses            956,588       46,899     63,937             45,867          (9,267)        1,104,024
                                           -----------   ----------   --------           --------       ---------       -----------
Income from operations                     $   691,212   $  224,498   $ 33,732           $ 29,722       $   2,837       $   982,001
                                           ===========   ==========   ========           ========       =========       ===========
Identifiable assets                        $12,356,320   $2,196,145   $485,349           $297,258       $ 664,694       $15,999,766
                                           ===========   ==========   ========           ========       =========       ===========
Depreciation and
 amortization expense                      $   693,819   $   62,777   $ 21,446           $ 10,320       $      --       $   788,362
                                           ===========   ==========   ========           ========       =========       ===========
Capital expenditures(1)                    $ 1,802,781   $  209,091   $112,965           $ 26,718       $   3,229       $ 2,154,784
                                           ===========   ==========   ========           ========       =========       ===========

1994
Revenue                                    $ 8,140,785   $  888,037   $489,295           $425,058       $(388,470)      $ 9,554,705
Operating expenses including
 goodwill amortization                       5,738,990      589,610    369,592            333,981        (380,393)        6,651,780
Selling and administrative expenses            971,075       44,032     78,615             64,246           1,532         1,159,500
                                           -----------   ----------   --------           --------       ---------       -----------
Income from operations                     $ 1,430,720   $  254,395   $ 41,088           $ 26,831       $  (9,609)      $ 1,743,425
                                           ===========   ==========   ========           ========       =========       ===========
Identifiable assets                        $13,470,901   $2,152,458   $587,480           $402,053       $ 626,630       $17,239,522
                                           ===========   ==========   ========           ========       =========       ===========
Depreciation and
 amortization expense                      $   751,251   $   62,460   $ 40,813           $ 16,075       $      --       $   870,599
                                           ===========   ==========   ========           ========       =========       ===========
Capital expenditures(1)                    $ 1,374,893   $   76,392   $ 35,725           $ 14,576       $   4,500       $ 1,506,086
                                           ===========   ==========   ========           ========       =========       ===========

1995
Revenue                                    $ 8,634,836   $  893,513   $618,472           $454,105       $(353,309)      $10,247,617
Operating expenses including
 goodwill amortization                       6,099,597      574,865    477,842            360,557        (350,309)        7,162,552
Special charges                                325,336        9,857         --                 --              --           335,193
Selling and administrative expenses            972,018       44,751     89,922             67,945              --         1,174,636
                                           -----------   ----------   --------           --------       ---------       -----------
Income from operations                     $ 1,237,885   $  264,040   $ 50,708           $ 25,603       $  (3,000)      $ 1,575,236
                                           ===========   ==========   ========           ========       =========       ===========
Identifiable assets                        $14,535,905   $2,025,491   $612,824           $392,486       $ 998,050       $18,564,756
                                           ===========   ==========   ========           ========       =========       ===========
Depreciation and
 amortization expense                      $   742,148   $   73,098   $ 44,744           $ 17,682       $      --       $   877,672
                                           ===========   ==========   ========           ========       =========       ===========
Capital expenditures(1)                    $ 1,485,958   $   12,404   $ 33,415           $  9,288       $      10       $ 1,541,075
                                           ===========   ==========   ========           ========       =========       ===========

(1) Includes property and equipment of purchased businesses.

(2) Includes corporate office and elimination of intersegment transactions.

--------------------------------------------------------------------------------

  Foreign operations in 1995 were conducted in 10 countries in Europe, eight countries in the Asia Pacific region, and Canada, Brazil, Mexico, Israel, and Argentina. The information relating to the Company's foreign operations is set forth in the following tables:

                               United                 Other
                               States      Europe   Foreign  Consolidated
--------------------------------------------------------------------------------
1993
Revenue                   $ 6,994,757  $1,241,811  $399,548   $ 8,636,116
                          ===========  ==========  ========   ===========
Income from operations    $   754,502  $  184,412  $ 43,087   $   982,001
                          ===========  ==========  ========   ===========
Identifiable assets       $12,444,968  $2,955,078  $599,720   $15,999,766
                          ===========  ==========  ========   ===========

1994
Revenue                   $ 7,427,611  $1,504,154  $622,940   $ 9,554,705
                          ===========  ==========  ========   ===========
Income from operations    $ 1,476,067  $  198,251  $ 69,107   $ 1,743,425
                          ===========  ==========  ========   ===========
Identifiable assets       $12,628,264  $3,725,393  $885,865   $17,239,522
                          ===========  ==========  ========   ===========

1995
Revenue                   $ 7,837,050  $1,800,768  $609,799   $10,247,617
                          ===========  ==========  ========   ===========
Income from operations    $ 1,515,729  $   17,951  $ 41,556   $ 1,575,236
                          ===========  ==========  ========   ===========
Identifiable assets       $13,769,141  $3,920,962  $874,653   $18,564,756
                          ===========  ==========  ========   ===========


  No single customer accounted for as much as 3% of consolidated revenue in 1993, 1994 and 1995.

  WM International operates facilities in Hong Kong which are owned by the Hong Kong government. On July 1, 1997, control of the Hong Kong government transfers to mainland China. WM International is unable to predict what impact, if any, this change will have on its operations in Hong Kong. At December 31, 1995, WM International had identifiable assets of $242.5 million related to its Hong Kong operations, which generated 1995 pretax income of approximately $16.5 million.
--------------------------------------------------------------------------------

NOTE 14  SPECIAL GAINS AND CHARGES

During the third quarter of 1993, the Company recorded a special charge of $550.0 million (before tax and minority interest) as a result of CWM recording a special asset revaluation and restructuring charge. The charge consisted of $381.0 million to write down assets, primarily incinerators, and $169.0 million for cash expenditures. Substantially all of the cash expenditures were made as of December 31, 1994. As a result of this program, overhead, including depreciation and amortization, was reduced in 1994 by approximately $60 million on an annualized basis.

  Results for 1993 include a non-taxable gain of $15.1 million (before minority interest) relating to the second quarter issuance of shares by Rust in connection with the acquisition of the minority interest in a subsidiary.

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

  In the first quarter of 1995, in response to the continuing deterioration of the chemical waste services market, CWM took additional steps to realign its organization, and in connection therewith, recorded a special charge of $140.6 million before tax ($91.4 million after tax or $.19 per WMX share). The charge related primarily to a write-off of the investment in facilities and technologies that CWM abandoned because they do not meet customer service or performance objectives, but also includes $22.0 million of future cash payments for rents under non-cancellable leases, guaranteed bank obligations of a joint venture, and employee severance. The majority of the cash expenditures were paid in 1995, although certain of the non-cancellable leases extend through the year 2002.

  In the fourth quarter of 1995, WM International recorded an exceptional charge of $194.6 million ($152.4 million after tax) primarily related to the actions it is taking to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge reduced the Company's income by approximately $153.3 million before tax ($111.0 million after tax). The charge included $34.3 million of cash payments for employee severance and rents under non-cancellable leases. Approximately $11.2 million of the cash costs were paid prior to December 31, 1995. The majority of the balance will be paid in early 1996, although certain rent payments on leased facilities will continue into the future. WM International expects that upon completion of these actions, overhead will be reduced by approximately $20 million annually, which management plans to invest in new marketing initiatives and operational productivity enhancements.

--------------------------------------------------------------------------------
NOTE 15  DISCONTINUED OPERATIONS

In December 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business and have Rust focus on its environmental and infrastructure engineering and consulting businesses. The discontinued businesses have been segregated and the accompanying consolidated balance sheets, statements of income and related footnote information have been restated.

  Rust has engaged investment bankers to assist it in valuing and identifying potential buyers for the major business units to be sold, and expects to complete the sales in 1996. Provision has been made for estimated loss on disposal of the discontinued operations, net of related tax benefits and minority interest, and is included in the 1995 consolidated statement of income. The provision for loss includes management's best estimate of the amounts to be realized on the sale of businesses and assets. The amounts Rust will ultimately realize could differ materially in the near term from these estimates.

  Revenues of the discontinued businesses were $499,461,000 in 1993, $542,613,000 in 1994, and $731,731,000 in 1995. Following is a summary of the assets and liabilities as of December 31, 1994 and 1995, which are reflected on the consolidated balance sheets as net assets of discontinued operations:

                                                                1994        1995
--------------------------------------------------------------------------------
Current assets                                             $ 136,466   $ 163,662
Property and equipment
  and other noncurrent assets                                162,926      94,251
Current liabilities                                         (111,718)   (122,529)
Noncurrent liabilities                                        (4,023)     (4,832)
                                                           ---------   ---------
     Net assets of
       discontinued operations                             $ 183,651   $ 130,552
                                                           =========   =========

--------------------------------------------------------------------------------
NOTE 16  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1994, and December 31, 1995. Such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

                                                 December 31, 1994                 December 31, 1995
--------------------------------------------------------------------------------------------------------
                                             Carrying        Estimated           Carrying      Estimated
                                               Amount       Fair Value             Amount     Fair Value
--------------------------------------------------------------------------------------------------------
Nonderivatives--
  Assets--
     Cash and cash equivalents             $  123,348       $  123,348         $  189,031     $  189,031
     Receivables                            1,887,923        1,887,923          1,889,721      1,889,721
     Short-term investments                    19,704           19,704             36,243         36,243
  Liabilities--
     Commercial paper                         946,702          944,837          1,119,356      1,120,209
     Project debt                             764,859          828,320            735,646        880,619
     Liquid Yield Option Notes and
       WMX Subordinated Notes                 505,140          500,410            539,352        576,024
     Other borrowings                       4,718,396        4,586,522          5,120,421      5,319,414
Derivatives relating to debt                       --            1,653                --             (74)
Other derivatives carried as--
  Assets (in Other Assets)                        307              307                 --             --
  Liabilities (in Accrued Expenses)            (1,105)         (16,245)              (65)        (16,647)
Letters of credit, performance bonds
  and guarantees                                   --               --                 --             --

--------------------------------------------------------------------------------

CASH, RECEIVABLES AND SHORT-TERM INVESTMENTS The carrying amounts of these items are a reasonable estimate of their fair value.

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

------------------------------------------------------------------------------------------------------------------------------------

NOTE 17  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is an analysis of certain items in the Consolidated Statements of Income by quarter for 1994 and 1995.
                                                                              First      Second       Third      Fourth
                                                                            Quarter     Quarter     Quarter     Quarter         Year
------------------------------------------------------------------------------------------------------------------------------------
1994
Revenue                                                                  $2,170,661  $2,420,106  $2,459,336  $2,504,602  $ 9,554,705
Gross profit                                                                649,818     747,041     749,669     756,397    2,902,925
Income from continuing operations                                           161,777     202,155     207,093     205,466      776,491
Net income                                                                  162,612     203,117     212,885     205,767      784,381
Income from continuing operations
 per common and common equivalent share                                         .33         .42         .43         .42         1.60
Net income per common
 and common equivalent share                                                    .34         .42         .44         .42         1.62

1995
Revenue                                                                  $2,445,185  $2,635,665  $2,619,227  $2,547,540  $10,247,617
Gross profit                                                                591,125     788,929     794,941     574,877    2,749,872
Income from continuing operations                                           101,292     212,462     230,801     110,035      654,590
Net income                                                                  101,245     219,127     233,848      49,679      603,899
Income from continuing operations
 per common and common equivalent share                                         .21         .44         .47         .23         1.35
Net income per common
 and common equivalent share                                                    .21         .45         .48         .10         1.24

  See Note 14 to Consolidated Financial Statements for a discussion of the special charges affecting the 1994 fourth quarter and full year results and the 1995 first quarter, fourth quarter and full year results.

  See Note 15 to Consolidated Financial Statements for a discussion of the decision to discontinue certain operations, announced during the fourth quarter of 1995.