Form 10-K, Exhibit 13
period 1996-12-31
WMX TECHNOLOGIES INC
filed 1997-03-28
CIK 104938

                                                                    EXHIBIT 13.1

WMX Technologies, Inc. and Subsidiaries

Management's Discussion and Analysis  (Tables in millions except per share amounts)
--------------------------------------------------------------------------------
Results of Operations

Consolidated Consolidated 1996 net income from continuing operations of WMX Technologies, Inc. and its subsidiaries ("WMX" or the "Company") was $477.8 million or $0.97 per share, compared with $618.2 million or $1.27 per share in 1995 and $742.3 million or $1.53 per share in 1994. Net income was $192.1 million or $0.39 per share in 1996, $603.9 million or $1.24 per share in 1995 and $784.4 million or $1.62 per share in 1994.

  Consolidated 1996 revenue from continuing operations was $9.19 billion compared with $9.05 billion in 1995 and $8.48 billion in 1994.

  Results for all periods were impacted by special charges, and for 1995 by costs related to the early extinguishment of Liquid Yield Option Notes put to the Company by the holders. The following table reconciles reported earnings per share from continuing operations to earnings excluding such items:

                                             1994       1995       1996
--------------------------------------------------------------------------------

Reported earnings per share
 from continuing operations                 $1.53      $1.27      $0.97
Special charges (see Note 14
 to Consolidated Financial
 Statements)--
  Waste Management, Inc. ("WMI")
   and Chemical Waste
   Management, Inc. ("CWM")                    --       0.19       0.34
  Waste Management International plc
   ("WM International")                        --       0.23       0.44
Costs related to early
 extinguishment of debt                        --       0.01         --
                                            -----      -----      -----
Earnings per share from continuing
 operations excluding above items           $1.53      $1.70      $1.75
                                            =====      =====      =====

  The Company has undergone a number of changes over the three-year period in response to changing conditions in its markets and in the environmental services industry. In January 1997, the Board of Directors approved a package of strategic initiatives designed to enhance shareholder value, the centerpiece of which is a focus solely on waste management services in domestic and selected international markets where the Company holds or can develop a strong competitive position. The Company plans to divest non-core and non-integrated assets valued at approximately $1.5 billion by the end of 1998, will reduce overhead and capital spending as well as streamline its organization, and will return the majority of available cash to shareholders through stock repurchase programs. To fully exploit its brand value and reflect the refocused strategy, the Company will change its name (subject to stockholder approval) to Waste Management, Inc.

  As a result of this strategy, operations in the water and environmental and infrastructure engineering and consulting services lines of business have been classified as discontinued operations in the accompanying financial statements, along with the process engineering, construction, specialty contracting and similar businesses of Rust International Inc. ("Rust"), which were discontinued in 1995 and sold during 1996, and certain other Company operations. Certain of the discontinued operations have already been sold and the Company contemplates completing the sale of those remaining by the end of 1997. See "Discontinued Operations and Other Asset Dispositions" below. Because the Wheelabrator Technologies Inc. ("WTI") trash-to-energy plants, with capacity to process nearly 24,000 tons of waste per day, represent an important part of the Company's waste disposal services network, the restructured Company will now operate in a single industry segment (waste management services) and will report accordingly. The discussion which follows relates to the Company's continuing operations.

--------------------------------------------------------------------------------
1995 Operations Compared with 1994

Revenue Consolidated revenue growth from 1994 to 1995 is shown in the table which follows:

                                                                  Percent
                                              1994       1995      Change
--------------------------------------------------------------------------------
North America
 (excluding trash-to-energy)              $6,147.0   $6,585.1         7.1%
North American trash-to-energy               926.9      956.1         3.2
International                              1,710.9    1,865.1         9.0
Intercompany revenue                        (302.1)    (353.3)
                                          --------   --------
 Total                                    $8,482.7   $9,053.0         6.7%
                                          ========   ========         ===

  The solid waste portion of North American revenue was $5.64 billion in 1995 compared with $5.12 billion in 1994, an increase of 10.3%. North American solid waste 1995 revenue growth by line of business is shown in the following table:

 Residential                                           6.3%
 Commercial                                            7.5
 Rolloff and industrial                                7.5
 Disposal, transfer and other                         20.3

  Revenue growth came from price (2.5-3.0%) and volume (6.0-6.5%) increases, with acquisitions accounting for 1.0%. Prices of recycled commodities continued the 1994 upward trend during the first six months of 1995, but then began moving downward and by the fourth quarter were below the levels of the same period in the prior year. Commodity prices continued downward throughout 1996 as discussed below. Volume growth was helped by a relatively mild winter in 1995, whereas severe weather over a large part of North America adversely affected the first quarter of 1994. However, volumes in 1995 were adversely impacted by

--------------------------------------------------------------------------------
the loss of the disposal contract for the City of Philadelphia as of July 1, 1994. Revenue from recycling increased 71.9% in 1995 compared with 1994 as a result of the favorable pricing discussed above, as well as the Company's marketing efforts and the acquisition and construction of additional material recovery facilities.

  North American hazardous waste revenue continued to decline in 1995 as waste minimization, recycling, industry over-capacity and shifting governmental regulation and enforcement continued to adversely affect the industry. Total 1995 revenue was $564.2 million compared with $587.9 million in 1994. Pricing and volume were both negative, only partially offset by the 1995 acquisition of a 60% interest in Advanced Environmental Technical Services, L.L.C. In addition, unusually high revenue in the second quarter of 1994 at the Company's Barnwell, South Carolina, low-level radioactive waste disposal facility adversely affected 1995 comparisons.

  North American trash-to-energy (WTI) revenue was essentially flat from 1994 to 1995 as higher revenue from operating plants was largely offset by lower construction revenue on the Lisbon, Connecticut, facility (which commenced operations January 1, 1996). Approximately 78% of the growth in revenue from operating plants was accounted for by the Falls Township and Ridge Generating Station facilities, which began operations in 1994. Contractual price escalation on long-term trash disposal and energy sales contracts, partly offset by curtailment of electrical purchases by certain utility customers, accounted for the balance of the operating plant revenue growth. Spot pricing, on the whole, was stable, although there were increases in certain markets offset by declines in others.

  WM International revenue, in U.S. dollars, grew $154.2 million or 9.0% in 1995 compared with 1994. Components of the revenue change are as follows:

                                                     Percent Change
--------------------------------------------------------------------------------
Price                                                     1.8%
Volume (including start-ups)                             (3.2)
Purchased businesses                                      4.5
Foreign currency translation                              5.9
                                                          ---
 Total                                                    9.0%
                                                         ====

  The major cause of the 1995 volume decline was the completion of the construction phase of the SENT Landfill in Hong Kong, which opened during the year. A new pricing mechanism introduced by the Hong Kong government in March 1995, which requires generators to absorb a portion of the disposal cost for waste brought to WM International's Hong Kong incinerator, resulted in volume declines in certain waste streams, but the impact was offset with other volumes. Pricing in Europe was negatively impacted in 1995 by relatively low inflation, highly competitive conditions in the solid waste market in France, softness in segments of the hazardous waste market, and a continuation of lower prices on rebids of municipal contracts in Italy. Acquisition activity continued to be below WM International's historical levels and focused particularly on "tuck-in" acquisitions which can complement or expand existing operations in a given market. WM International also increased its acquisition and construction of material recovery facilities to take advantage of an emphasis on recycling as an alternative to land disposal.

Operating Expenses, excluding special charges Operating expenses increased $393.2 million in 1995 compared with 1994 but remained constant at 68.7% of consolidated revenue. North American solid waste operating expenses declined as a percentage of revenue as a result of milder weather, pricing effectiveness, higher recyclable commodity prices, internalization of recycling processing, and continuing productivity enhancements. However, North American hazardous waste operating expenses increased as a percentage of revenue in 1995 as continued pressure on prices, a lower revenue base, and a shift in revenue mix toward lower margin services offset the benefit of headcount reductions. North American trash-to-energy operating costs declined slightly but those of WM International increased as a result of higher labor costs in Italy, continued pressure on pricing, particularly in Italy and France, and disruption of operations in France during the fourth quarter due to widespread strikes and industrial action against the government.

Selling and Administrative Expenses In absolute dollars, selling and administrative expenses increased $7.7 million from 1994 to 1995, but as a percentage of revenue they declined from 11.8% to 11.1%. The decline as a percentage of revenue crossed all operating groups as productivity enhancements were instituted throughout the Company. The slight increase in absolute dollars resulted primarily from acquisitions and pay-for-performance compensation plans.

Special Charges During the first quarter of 1995, CWM recorded a pretax charge of $140.6 million, primarily to write off its investment in facilities and technologies that it abandoned because they did not meet customer service or performance objectives in the current hazardous waste market environment.

  Following a thorough review of its operations and management structure by a new management team, WM International announced a fourth quarter 1995 pretax charge of $194.6 million, related to actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. Approximately $34.3 million of this charge represented cash costs related to severance of personnel and rents under non-cancelable leases. Approximately $11.2 million of the cash costs were paid prior to December 31, 1995, with the majority of the balance paid in 1996, although certain rent payments on leased facilities will continue into the future.

1996 Operations Compared with 1995

Revenue The following table sets forth changes in consolidated revenue from 1995 to 1996:

                                                        Percent
                                    1995       1996      Change
---------------------------------------------------------------
North America
 (excluding trash-to-energy)      $6,585.1   $6,619.1       0.5%
North American trash-to-energy       956.1      952.3      (0.4)
International                      1,865.1    1,913.8       2.6
Intercompany revenue                (353.3)    (298.2)
                                  --------   --------
 Total                            $9,053.0   $9,187.0       1.5%
                                  ========   ========      ====

  The solid waste portion of North American revenue grew 3.9% to $5.86 billion in 1996. Revenue growth by line of business is shown in the following table:


Residential                     5.6%
Commercial                      2.0
Rolloff and industrial          2.8
Disposal, transfer and other    2.0

  Although the Company pursued price increases in 1996, the impact on revenue growth was minimal as a year-long continued decline in commodity prices largely offset the benefit of increases in the commercial and industrial markets. Volume growth added approximately 2% to revenue and acquisitions, net of dispositions, accounted for revenue growth of approximately 1.5%. Recycling revenue declined 13.6% from 1995 to 1996 due to the substantial commodity price decline. The Company responded by reducing its processing of lower grades of paper, adjusting the capacity of its recycling operations and continually striving to reduce processing costs and improve the marketing of commodities. However, despite these efforts, it was unable to replace the profits associated with the stronger 1995 commodity markets. North American hazardous waste revenue declined 7.7% from 1995 as the industry problems continued.

  The North American trash-to-energy revenue comparison is adversely affected by the loss of the Lisbon construction revenue in 1996. Excluding this factor, 1996 revenue grew $33.8 million, or 3.7%, to $952.3 million. The commercial operations of the Lisbon facility, which began in January 1996, contributed $18.4 million of the increase. WTI acquired two industrial cogeneration plants (so-called "inside-the-fence" facilities) during the year as part of its strategy to leverage its energy plant operating capabilities and project finance expertise by owning and/or operating power plants for industrial customers. Together these acquisitions contributed $7.3 million to 1996 revenue growth. Contractual price escalation at existing facilities, additional processing at several trash-to-energy plants, and lower energy purchase curtailment accounted for most of the remaining revenue growth. Overall spot pricing remained stable during the year.

  Expressed in U.S. dollars, WM International revenue increased $48.7 million or 2.6% in 1996 compared with 1995. Components of the revenue change are as follows:

                           Percent Change
-----------------------------------------
Price                           1.4%
Volume                         (0.6)
Purchased businesses            1.2
Foreign currency translation    0.6
                                ---
 Total                          2.6%
                                ===

  Although WM International was able to implement price increases for its services despite weak economies in many of its markets, the impact of such increases was adversely affected by commodity prices falling substantially from their highs in 1995. Difficult economic conditions in Germany, France and Italy, as well as the closure of a landfill in France, resulted in a volume decline, partially offset by hazardous waste volume growth in The Netherlands and solid waste volume growth in the United Kingdom. The Company was awarded contracts to design, build, and operate for fifteen years, two transfer stations in Hong Kong. Construction revenue on one of these projects contributed to revenue growth in 1996. International acquisition activity continued to be at relatively low levels.

Operating Expenses, excluding special charges Operating expenses increased to $6.37 billion or 69.4% of consolidated revenue in 1996 compared with $6.22 billion or 68.7% of revenue in 1995. Higher fuel costs, depressed commodity prices, low margin construction revenue on the Hong Kong transfer station and volume declines in Europe more than offset continuing productivity improvements.

Selling and Administrative Expenses Selling and administrative expenses declined in absolute dollars by $25.7 million and as a percentage of consolidated revenue from 11.1% to 10.7% between 1995 and 1996. Improvements were again achieved throughout the Company through a continued focus on administrative productivity, including the WM International fourth quarter 1995 restructuring.

Special Charges   In the fourth quarter of 1996, WM International recorded a charge of $169.5 million (before and after tax) to revalue its investments in Austria, France and Spain in contemplation of exiting all or part of these markets or forming joint ventures. This decision will allow WM International to focus more resources on markets where it believes it has greater long-term opportunity. In addition, the charge included the write-off of an investment in a hazardous waste disposal facility in Germany because regulatory changes adversely affected its volumes. WM International also recognized a provision for loss related to the sale of its investment in Wessex Water Plc ("Wessex"). See "Discontinued Operations and Other Asset Dispositions."

  WMI and CWM recorded fourth quarter charges, aggregating $255 million before tax, for reengineering their finance and administrative functions (primarily related to a reduction in the carrying value of software) and increasing reserves for certain litigation, including a dispute involving the computation of royalties on the Emelle, Alabama, hazardous waste landfill. In December 1996, a federal court in Memphis, Tennessee, held CWM liable for approximately $91.5 million in damages to the former owners of the Emelle site. CWM is appealing the decision.


Other Items

Interest   The following table sets forth the components of consolidated interest expense, net:

                                   1994         1995         1996
Interest expense                 $ 438.0       $503.1       $449.1
Interest income                    (33.1)       (36.9)       (27.6)
Capitalized interest              (104.5)       (81.5)       (73.4)
                                 -------       ------       ------
Interest expense, net            $ 300.4       $384.7       $348.1
                                 =======       ======       ======

  Net interest expense increased from 1994 to 1995 as a result of an earlier management decision to increase the leverage of the Company. Debt levels increased in 1995, primarily a result of the acquisition of the then public ownership of CWM and Rust. Although the Company repurchased a substantial number of its shares in 1996, the emphasis on cash generation provided sufficient funds that debt levels remained relatively flat, and lower interest rates helped reduce expense. Capitalized interest has declined throughout the period as significant capital projects were completed and the Company reduced capital spending. See "Financial Condition Capital Structure."

Minority Interest   Minority interest declined from 1994 to 1995 as a result of the repurchase of the public shares of CWM and Rust, as well as the minority interest (approximately $41.3 million) in the WM International special charge. Minority interest declined from 1995 to 1996 as a result of lower earnings by certain subsidiaries and the minority interest (approximately $63.8 million) in the WM International special charges.

Sundry Income, Net   Sundry income consists primarily of earnings recorded on
the equity method from the Company's investments in less than 50%-owned affiliates. Subsequent to December 31, 1996, the Company sold or agreed to sell its investments in ServiceMaster Limited Partnership ("ServiceMaster") and Wessex, and sundry income is expected to decline in 1997.

Income Taxes The consolidated income tax rate varies between years as a result of shifts in the source of taxable income. In addition, the inability to realize tax benefits on a portion of the 1995 and 1996 special charges, and the 1996 tax provided on the Subpart F income related to the sale of the investment in Wessex increased the tax provision in those years.

Discontinued Operations and Other Asset Dispositions   During the fourth quarter
of 1995, the Company announced that Rust would sell or discontinue its process engineering, construction, specialty contracting and similar lines of business.

  As the Company refined its business strategy to focus on waste management services, other business units were discontinued or sold during 1996. Rust sold the engineering and construction business as well as its industrial scaffolding business, and WTI sold its water process, manufacturing and custom engineered systems businesses. The Company plans to divest an additional $1.5 billion of non-core assets and non-integrated businesses by the end of 1998, including the following:

 . The sale announced February 19, 1997, by WMX of its investment in ServiceMaster for $626 million cash.

 . The sale by WTI of its remaining water services business for approximately
  $77 million.

 . The sale by Rust of its remaining domestic and international engineering and consulting businesses.

 . The sale of approximately $400 million of non-integrated waste services businesses in North America.

 . Sale or joint venturing of the WM International businesses in France, Spain and Austria.

  The WTI water businesses and the Rust engineering and scaffolding businesses, as well as the CWM high organic waste fuels blending business, have all been classified as discontinued operations in the accompanying financial statements. The Company expects to complete by the end of 1997 the sale of those businesses not previously sold.

  In addition, WM International entered into an agreement to sell its approximately 20% interest in Wessex. In connection with this disposition, WM International provided for a loss (including income taxes) of $77.0 million. After additional U.S. income taxes (generated by Subpart F income) and minority interest, this transaction reduced the Company's earnings by $88.0 million after tax in 1996. The sale was completed in the first quarter of 1997.

--------------------------------------------------------------------------------
Accounting Principles

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption of FAS 121 did not have a material impact on the financial statements as the Company's previous accounting was substantially in compliance with the new standard.

  Also in 1996, FAS 123 - Accounting for Stock-Based Compensation - became effective. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the optional method of accounting is not adopted, disclosure is to be made, if material, of pro forma net income and earnings per share as if it were. The impact of the optional new accounting on net income and earnings per share was immaterial and the Company elected not to adopt the optional accounting.

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1 - Environmental Remediation Liabilities. The SOP is effective for fiscal years beginning after December 15, 1996, and provides that environmental remediation liabilities should be accrued when the criteria of FAS
5 - Accounting for Contingencies - are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. It also provides that the accrual for such liabilities should include future costs of those employees expected to devote a significant amount of time directly to the remediation effort. The Company does not believe that the adoption of SOP 96-1 will have a material impact on its financial statements.
--------------------------------------------------------------------------------
Derivatives

From time to time, the Company and certain of its subsidiaries use derivatives to manage currency, interest rate, and commodity (fuel) risk. Derivatives used are simple agreements which provide for payments based on the notional amount, with no multipliers or leverage. All derivatives are related to actual or anticipated instruments or transactions of the Company. While the Company is exposed to credit risk in the event of non-performance by counterparties to derivatives, in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. In addition, maximum credit exposure is represented by the fair value of contracts with a positive fair value; at December 31, 1996, such amounts were not material. The impact of derivatives on the Company's financial statements has not been and is not expected to be significant. See Note 6 to Consolidated Financial Statements for further discussion of the use and accounting for such instruments. Also see "Financial Condition - Capital Structure" for a discussion of the Company's sale of put options in connection with its stock repurchase program.
--------------------------------------------------------------------------------
Environmental Matters

The continuing business in which the Company is engaged is intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation; however, the Company believes that in general it tends to benefit when governmental regulation increases, which may increase the demand for its services, and that it has the resources and experience to manage environmental risk.

  As part of its ongoing operations, the Company provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs include a final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated or to which it transported waste, including 103 sites listed on the Superfund National Priority List ("NPL") as of December 31, 1996. Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements. See Note 7 to Consolidated Financial Statements for additional information regarding the Company's environmental liabilities.

  Estimates of the extent of the Company's degree of responsibility for a particular site and the method and ultimate cost of remediation require a number of assumptions and are inherently difficult, and the ultimate outcome may differ from current estimates. However, the Company believes that its extensive experience in the environmental services industry, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. As additional information becomes available, estimates are adjusted as necessary. While the Company does not anticipate that such adjustments would be material to its financial statements, it is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities which could be material.

--------------------------------------------------------------------------------
  The Company spent $89.0 million, $78.8 million and $68.8 million on remedial activity at closed sites in 1994, 1995 and 1996, respectively, and anticipates expenditures of approximately $78.8 million in 1997.

  The Company has filed suit against numerous insurance carriers seeking reimbursement for past and future remedial, defense and tort costs at a number of sites. The carriers involved have denied coverage and are defending these claims. No amounts have been recognized in the financial statements for potential future insurance recoveries.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to disposal facilities which are alleged to have contaminated the environment or, in certain cases, conducted environmental remediation activities at such sites. See "Financial Condition - Risks and Uncertainties."
--------------------------------------------------------------------------------

Financial Condition

Liquidity and Capital Resources   The Company had working capital of $54.5
million at December 31, 1996, compared with a working capital deficit of $584.4 million at December 31, 1995. The Company operates in a capital intensive service industry with neither significant inventory nor seasonal variation in receivables, and generates substantial cash from operating activities. As a result, working capital typically does not significantly affect operations and emphasis is placed on minimizing working capital requirements. The increase in working capital between 1995 and 1996 is a result of extending debt maturities, thus reducing the current portion; strong cash flow, including the proceeds from the sale of a portion of the WTI water business, late in 1996; and the reclassification to current of the investment in Wessex, sold in 1997; partially offset by increased accruals for losses on the sale of certain investments.

  Cash flow from operating activities, less net capital expenditures (other than acquisitions) and dividends, which the Company defines as "owners' cash flow," is available to make acquisitions, reduce debt, or repurchase common stock. Management has adopted a cash-driven financial strategy including reduced capital spending and divestiture of non-core assets and non-integrated businesses. Owners' cash flow was approximately $1.2 billion in 1996 and the Company expects to generate an additional $3.0 billion over the next 24 months, including the monetization of $1.5 billion of assets. The Company believes that it has adequate liquidity and resources to meet its needs for replacement capital and finance anticipated growth, and plans to distribute the majority of the owners' cash to shareholders in the form of stock repurchases. See "Capital Structure."

Acquisitions and Capital Expenditures   Capital expenditures, including $56.8
million, $154.1 million and $91.8 million for property and equipment of purchased businesses in 1994, 1995 and 1996, respectively, are shown in the following table:

                                              1994         1995         1996
----------------------------------------------------------------------------
Land (primarily disposal sites)           $  582.3     $  517.2     $  467.7
Buildings and leasehold improvements         141.2        148.8        109.3
Vehicles                                     226.0        345.8        204.9
Containers                                   167.9        181.2        115.8
Other equipment                              395.0        348.1        319.2
                                          --------     --------     --------
    Total                                 $1,512.4     $1,541.1     $1,216.9
                                          ========     ========     ========

  During 1994, the Company and its principal subsidiaries acquired 119 businesses for $214.5 million in cash and debt (including debt assumed), 73,809 shares of the Company's common stock and 156,124 shares of WTI common stock. In 1995, 136 businesses were acquired for $302.0 million in cash and debt (including debt assumed) and 2,236,354 shares of the Company's common stock. During 1996, 83 businesses were acquired for $144.2 million in cash and debt (including debt assumed) and 8,210,568 shares of the Company's common stock. The Board of Directors has approved a capital expenditure budget of $900 million (approximately equal to depreciation and amortization) for 1997. This amount excludes any acquisitions. The Company currently expects to finance capital expenditures, as well as any acquisition activity, through cash flow from operations, and believes that it has adequate resources to finance attractive acquisitions that become available.

Capital Structure   Although the Company placed increasing emphasis on
generating owners' cash during the three-year period, a substantial portion of such cash has been returned to shareholders through stock repurchases, including the purchase of the public shares of Rust during 1995. Debt to equity ratios were also adversely impacted by the subordinated notes discussed below which were issued to repurchase the public shares of CWM in 1995. The following table shows the Company's leverage:

December 31                                        1994      1995      1996
---------------------------------------------------------------------------
Long-term debt as a percent of total capital       45.5%     46.3%     50.1%
Short-term and long-term debt as a percent
  of short-term debt and total capital             49.2%     50.6%     52.1%

  The above ratios include minority interest in subsidiaries and put options as part of total capital, and exclude project debt of WTI. A significant portion of WTI's debt is project debt, the interest and principal of which is expected to be paid by cash generated from operations of specific projects.

--------------------------------------------------------------------------------
  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of CWM that it did not already own, in return for convertible subordinated debt. In July 1995, WMX acquired the approximately 3.1 million Rust shares held by the public for $16.35 per share in cash.

  The Boards of Directors of WMX and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 50 million shares in the case of WMX and 30 million shares in the case of WTI) in the open market, in privately negotiated transactions, or through issuer tender offers. These programs extend into 1998. WTI repurchased 3.3 million, 7.2 million and
19.1 million of its shares in 1994, 1995 and 1996, respectively. WMX repurchased
14.4 million shares in 1996.

  During 1994, 1995 and 1996, in conjunction with its authorized repurchase program, WMX sold put options on 42.3 million shares of its common stock. The put options give the holders the right, at maturity, to require the Company to repurchase its shares at specified prices. Proceeds from the sale of put options are credited to additional paid-in capital. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the underlying shares, in lieu of repurchasing the stock.

  Options on 31.6 million shares expired unexercised, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were settled for cash in the amount of $12.0 million, which was charged to paid-in capital. The Company repurchased 3.1 million shares for $107.5 million and 2.9 million options expire in February 1997, at strike prices ranging from $32.04 to $34.13 per share. The Company may sell additional put options in the future.

  In 1994, the Company formed an Employee Stock Benefit Trust and sold 12.6 million shares of treasury stock to the Trust in return for a 30-year, 7.33% note with interest payable quarterly and principal due at maturity. The Company has agreed to contribute to the Trust each quarter funds sufficient, when added to dividends on the shares held by the Trust, to pay interest on the note as well as principal outstanding at maturity. At the direction of an administrative committee composed of Company officers, the Trust will use the shares or proceeds from the sale of the shares to pay employee benefits, and to the extent of such payments by the Trust, the Company will forgive principal and interest on the note.

Risks and Uncertainties   During the first quarter of 1995, WM International
received an assessment from the Swedish Tax Authority of approximately 417 million Krona (approximately $60 million) plus interest from the date of the assessment, relating to a transaction completed in 1990. WM International believes that all appropriate tax returns and disclosures were filed at the time of the transaction and intends to vigorously contest the assessment.

  A Company subsidiary has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut, landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed this ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance, and the Connecticut Supreme Court has upheld that ruling. The Company believes that the removal of such waste is an inappropriate remedy and is seeking an alternative resolution to the issue, but is unable to predict the outcome. Depending upon the nature of any plan eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforeseeable factors, the subsidiary could incur costs which would have a material adverse impact on the Company's financial condition and results of operations in one or more future periods.

  In May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld non-regulatory means by which municipalities may effectively control the flow of municipal solid waste.

  WTI's Gloucester County, New Jersey, facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. In July 1996, a Federal District Court permanently enjoined the State of New Jersey from enforcing its solid waste regulatory flow control system, which was held to be unconstitutional, but stayed the injunction for as long as its ruling is on appeal plus an additional period of two years to enable the State to devise an alternative nondiscriminatory approach. The State has indicated that it will continue to enforce flow control during the two-year transition period and has filed an appeal of the Federal District Court's ruling.

  The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse affect on any of the Company's trash-to-energy operations. Federal and state legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. However, given the uncertainty surrounding the matter, it is not possible to predict what impact, if any, it may have in the future on the Company's disposal facilities, particularly WTI's trash-to-energy facilities.

-------------------------------------------------------------------------------
  As the states and U.S. Congress have accelerated their consideration of ways in which economic efficiencies can be gained by deregulating the electric generation industry, some have argued that over-market power sales agreements entered into pursuant to the Public Utilities Regulatory Policies Act of 1978 ("PURPA") should be voidable as "stranded assets." WTI's 25 power production facilities are qualifying facilities under PURPA and depend on the sanctity of their power sales agreements for their economic viability. Recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. While WTI believes that federal law offers strong protections to its PURPA contracts, there is a risk that future court decisions and/or legislative initiatives in this area will have a material adverse effect on its business.

  WM International operates facilities in Hong Kong which are owned by the Hong Kong government. On July 1, 1997, control of the Hong Kong government transfers to the People's Republic of China. WM International is unable to predict what impact, if any, this change will have on its operations in Hong Kong. At December 31, 1996, WM International had identifiable assets of $245.2 million related to its Hong Kong operations, which generated 1996 pretax income of approximately $15.3 million.

  From time to time, the Company and certain of its subsidiaries are named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of a Company subsidiary's having owned, operated or transported waste to a disposal facility which is alleged to have contaminated the environment, or, in certain cases, conducted environmental remediation activities at such sites. Some of these lawsuits may seek to have the Company or its subsidiaries pay the cost of groundwater monitoring and health care examinations of allegedly affected persons for a substantial period of time, even where no actual damage is proven. While the Company believes that it has meritorious defenses to these lawsuits, their ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other things. Accordingly, it is reasonably possible that such matters could have a material adverse impact on the Company's earnings for one or more fiscal quarters or years.

  In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust and environmental matters and commercial disputes. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular quarter or year. The Company believes it has adequately provided for such matters in its financial statements and does not believe that their outcome, individually or in the aggregate, will have a material adverse impact on its business or financial condition.

Outlook   The Company believes that its current strategy and the actions it has taken over the past two years position it for long-term growth and improved profitability in a rapidly changing waste services market. However, a number of challenges remain. The current low level of recyclable commodity prices negatively impacts the solid waste business both domestically and internationally. Continued moderate economic growth is expected to result in relatively low levels of solid waste volume and pricing growth. WTI has no new trash-to-energy plants expected to come on stream in the near future and two of its facilities will be negatively impacted by the expiration of existing contracts beginning in 1998. The North American hazardous waste industry remains depressed. The Company is undergoing a major re-engineering of its financial and administrative processes which will require significant cost and effort over the next two to three years. Divestiture of discontinued businesses and monetization of other assets must be completed.

  The Company is responding to these challenges with increased management focus on its core waste management services business, improved productivity through the use of technology, and greater emphasis on generating owners' cash and controlling capital expenditures. Management has also adopted Economic Value Added ("EVA(R)") as its primary performance measurement to guide its operations management to improve returns on invested capital, and has made EVA(R) a key part of incentive compensation. However, in light of the risk factors highlighted above, the Company anticipates flat revenue and earnings per share from continuing operations of approximately $1.75 in 1997 as it concentrates on future returns. For 1998, earnings per share from continuing operations are expected to grow to approximately $2.05.

Forward-Looking Information   Except for historical data, the information herein
constitutes forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors, including changes in the price of recyclable commodities, severe weather conditions, slowing of the overall economy, higher interest rates, failure of the Company's restructuring and re-engineering plans to produce the cost savings anticipated, the inability to complete the divestiture of discontinued businesses or the monetization of other assets at appropriate prices and terms, and the cost and timing of the stock repurchase programs. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof, that may bear upon forward-looking statements.