Form 10-K, Exhibit 13
period 1996-12-31
WMX TECHNOLOGIES INC
filed 1997-03-28
CIK 104938

                                                                    Exhibit 13.2

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Stockholders and the Board of Directors of WMX Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of WMX Technologies, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMX Technologies, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP


Chicago, Illinois,
February 3, 1997

WMX Technologies, Inc. and Subsidiaries

Consolidated Statements of Income

-------------------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1996
(000's omitted except per share amounts)

                                                                                     1994         1995         1996
-------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $8,482,718   $9,053,018   $9,186,970
-------------------------------------------------------------------------------------------------------------------
 Operating Expenses                                                            $5,827,626   $6,220,859   $6,372,828
 Special Charges                                                                       --      335,193      471,635
 Selling and Administrative Expenses                                              997,180    1,004,888      979,209
 Interest Expense                                                                 333,550      421,572      375,758
 Interest Income                                                                  (33,123)     (36,883)     (27,637)
 Minority Interest                                                                126,961       81,938       57,587
 Sundry Income, Net                                                               (64,388)     (76,462)     (85,248)
-------------------------------------------------------------------------------------------------------------------
 Income From Continuing Operations Before Income Taxes                         $1,294,912   $1,101,913   $1,042,838
 Provision For Income Taxes                                                       552,606      483,670      565,047
-------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations                                              $  742,306   $  618,243   $  477,791
-------------------------------------------------------------------------------------------------------------------
Discontinued Operations:
 Income from operations, less applicable income taxes and
  minority interest of $64,923 in 1994, $60,835 in 1995 and $13,466 in 1996    $   42,075   $   48,305   $   15,502
 Provision for loss on disposal, less applicable income tax benefit and
  minority interest of $34,151 in 1995 and $58,792 in 1996                             --      (62,649)    (301,208)
-------------------------------------------------------------------------------------------------------------------
Net Income                                                                     $  784,381   $  603,899   $  192,085
===================================================================================================================
Average Common and Common Equivalent Shares Outstanding                           484,144      485,972      490,263
===================================================================================================================
Earnings (Loss) per Common and Common Equivalent Share:
 Continuing Operations                                                              $1.53        $1.27         $.97
 Discontinued Operations--
   Income from operations                                                             .09          .10          .03
   Provision for loss                                                                  --         (.13)        (.61)
-------------------------------------------------------------------------------------------------------------------
Net Income                                                                          $1.62        $1.24         $.39
===================================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------------
As of December 31, 1995 and 1996
($000's omitted except per share amounts)
                                                                                                 1995          1996
-------------------------------------------------------------------------------------------------------------------
Current Assets
 Cash and cash equivalents                                                                $   169,541   $   323,288
 Short-term investments                                                                        34,156       341,338
 Accounts receivable, less reserve of $61,927 in 1995 and $47,523 in 1996                   1,655,533     1,681,817
 Employee receivables                                                                           8,496        10,084
 Parts and supplies                                                                           150,528       142,417
 Costs and estimated earnings in excess of billings on uncompleted contracts                  242,675       240,531
 Prepaid expenses                                                                             347,156       353,749
-------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                   $ 2,608,085   $ 3,093,224
-------------------------------------------------------------------------------------------------------------------
Property and Equipment, at cost
 Land, primarily disposal sites                                                           $ 4,553,717   $ 5,019,065
 Buildings                                                                                  1,532,305     1,495,252
 Vehicles and equipment                                                                     7,164,767     7,520,902
 Leasehold improvements                                                                        84,587        85,998
-------------------------------------------------------------------------------------------------------------------
                                                                                          $13,335,376   $14,121,217
 Less--Accumulated depreciation and amortization                                           (3,829,658)   (4,399,508)
-------------------------------------------------------------------------------------------------------------------
   Total Property and Equipment, Net                                                      $ 9,505,718   $ 9,721,709
-------------------------------------------------------------------------------------------------------------------
Other Assets
 Intangible assets relating to acquired businesses, net                                   $ 3,823,323   $ 3,885,293
 Sundry, including other investments                                                        1,550,672     1,452,057
 Net assets of discontinued operations                                                        876,476       214,309
-------------------------------------------------------------------------------------------------------------------
   Total Other Assets                                                                     $ 6,250,471   $ 5,551,659
-------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                          $18,364,274   $18,366,592
===================================================================================================================
Current Liabilities
 Portion of long-term debt payable within one year                                        $ 1,088,033   $   553,493
 Accounts payable                                                                             994,164       948,350
 Accrued expenses                                                                             906,121     1,324,324
 Unearned revenue                                                                             204,166       212,541
-------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                              $ 3,192,484   $ 3,038,708
-------------------------------------------------------------------------------------------------------------------
Deferred Items
 Income taxes                                                                             $   922,500   $ 1,011,593
 Environmental liabilities                                                                    621,186       543,723
 Other                                                                                        648,464       641,918
-------------------------------------------------------------------------------------------------------------------
   Total Deferred Items                                                                   $ 2,192,150   $ 2,197,234
-------------------------------------------------------------------------------------------------------------------
Long-Term Debt, less portion payable within one year                                      $ 6,390,041   $ 6,971,607
-------------------------------------------------------------------------------------------------------------------
Minority Interest in Subsidiaries                                                         $ 1,385,301   $ 1,186,955
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies                                                             $             $
-------------------------------------------------------------------------------------------------------------------
Put Options                                                                               $   261,959   $    95,789
-------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
 Preferred stock, $1 par value (issuable in series);
  50,000,000 shares authorized; none outstanding during the years                         $        --   $        --
 Common stock, $1 par value; 1,500,000,000 shares authorized;
  498,817,093 shares issued in 1995 and 507,101,774 in 1996                                   498,817       507,102
 Additional paid-in capital                                                                   422,801       864,730
 Cumulative translation adjustment                                                           (102,943)      (79,213)
 Retained earnings                                                                          4,486,877     4,363,754
-------------------------------------------------------------------------------------------------------------------
                                                                                          $ 5,305,552   $ 5,656,373
Less--Treasury stock; 12,782,864 shares, at cost                                                   --       419,871
   1988 Employee Stock Ownership Plan                                                          13,062         6,396
   Employee Stock Benefit Trust (11,769,788 shares in 1995
    and 10,886,361 in 1996, at market)                                                        350,151       353,807
-------------------------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                                             $ 4,942,339   $ 4,876,299
-------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity                                            $18,364,274   $18,366,592
===================================================================================================================

The accompanying notes are an integral part of these balance sheets.

WMX Technologies, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1996
(000's omitted except per share amounts)

                                          Additional     Cumulative                                          1988
                                  Common     Paid-in    Translation   Retained                     Employee Stock   Employee Stock
                                   Stock     Capital     Adjustment   Earnings    Treasury Stock   Ownership Plan    Benefit Trust
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994        $496,217   $ 668,470     $(245,587)  $3,693,108        $ 425,097          $27,659         $     --
----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year        $     --   $      --     $      --   $  784,381        $      --          $    --         $     --
 Cash dividends ($.60 per
  share)                              --          --            --     (290,266)              --               --               --
 Dividends paid to Employee
  Stock Benefit Trust                 --       5,617            --       (5,617)              --               --               --
 Stock issued upon exercise
  of stock options                    --      (5,948)           --           --           (8,250)              --           (5,928)
 Treasury stock received in
  connection with exercise
  of stock options                    --          --            --           --              260               --               --
 Tax benefit of non-qualified
  stock options exercised             --       1,527            --           --               --               --               --
 Contribution to 1988 ESOP
  (375,312 shares)                    --          --            --           --               --           (7,930)              --
 Treasury stock received as
  settlement for claims               --          --            --           --            2,741               --               --
 Stock issued upon conversion
  of LYONs                            96       1,442            --           --              (56)              --               --
 Common stock issued for
  acquisitions                        74       1,471            --           --               --               --               --
 Temporary equity related to
  put options                         --    (252,328)           --           --               --               --               --
 Proceeds from sale of put
  options                             --      29,965            --           --               --               --               --
 Sale of shares to Employee
  Stock Benefit Trust
  (12,601,609 shares)                 --    (106,327)           --           --         (419,792)              --          313,465
 Adjustment of Employee Stock
  Benefit Trust to market value       --      16,064            --           --               --               --           16,064
 Transfer of equity interests
  among controlled
  subsidiaries                        --      (2,803)           --           --               --               --               --
 Cumulative translation
  adjustment of foreign
  currency statements                 --          --        94,755           --               --               --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994      $496,387   $ 357,150     $(150,832)  $4,181,606        $      --          $19,729         $323,601
----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year        $     --   $      --     $      --   $  603,899        $      --          $    --         $     --
 Cash dividends ($.60 per
  share)                              --          --            --     (291,421)              --               --               --
 Dividends paid to Employee
  Stock Benefit Trust                 --       7,207            --       (7,207)              --               --               --
 Stock issued upon exercise
  of stock options                    44      (4,405)           --           --           (1,763)              --          (17,393)
 Treasury stock received in
  connection with exercise of
  stock options                       --          --            --           --              663               --               --
 Tax benefit of non-qualified
  stock options exercised             --       2,049            --           --               --               --               --
 Contribution to 1988 ESOP
  (322,508 shares)                    --          --            --           --               --           (6,667)              --
 Treasury stock received as
  settlement for claims               --          --            --           --            1,100               --               --
 Common stock issued upon
  conversion of LYONs                150       2,448            --           --               --               --               --
 Common stock issued for
  acquisitions                     2,236      13,908            --           --               --               --               --
 Temporary equity related to
  put options                         --      (9,631)           --           --               --               --               --
 Proceeds from sale of put
  options                             --      21,622            --           --               --               --               --
 Settlement of put options            --     (12,019)           --           --               --               --               --
 Adjustment of Employee Stock
  Benefit Trust
  to market value                     --      43,943            --           --               --               --           43,943
 Transfer of equity interests
  among controlled
  subsidiaries                        --         529            --           --               --               --               --
 Cumulative translation
  adjustment of foreign
  currency statements                 --          --        47,889           --               --               --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995      $498,817   $ 422,801     $(102,943)  $4,486,877        $      --          $13,062         $350,151
----------------------------------------------------------------------------------------------------------------------------------
 Net income for the year        $     --   $      --     $      --   $  192,085        $      --          $    --         $     --
 Cash dividends ($.63 per
  share)                              --          --            --     (308,265)              --               --               --
 Dividends paid to Employee
  Stock Benefit Trust                 --       6,943            --       (6,943)              --               --               --
 Stock repurchase (14,390,000
  shares)                             --          --            --           --          473,560               --               --
 Stock issued upon exercise
  of stock options and grant
  of restricted stock                217     (10,938)           --           --          (53,323)              --          (28,622)
 Treasury stock received in
  connection with exercise of
  stock options                       --          --            --           --            5,458               --               --
 Tax benefit of non-qualified
  stock options exercised             --       6,859            --           --               --               --               --
 Contribution to 1988 ESOP
  (307,041 shares)                    --          --            --           --               --           (6,666)              --
 Treasury stock received as
  settlement for claims               --          --            --           --            2,513               --               --
 Common stock issued upon
  conversion of LYONs                111       1,905            --           --             (160)              --               --
 Stock issued for acquisitions     7,957     219,867            --           --           (8,177)              --               --
 Temporary equity related to
  put options                         --     166,170            --           --               --               --               --
 Proceeds from sale of put
  options                             --      18,845            --           --               --               --               --
 Adjustment of Employee Stock
  Benefit Trust to market value       --      32,278            --           --               --               --           32,278
 Cumulative translation
  adjustment of foreign
  currency statements                 --          --        23,730           --               --               --               --
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      $507,102   $ 864,730     $ (79,213)  $4,363,754        $ 419,871          $ 6,396         $353,807
==================================================================================================================================

The accompanying notes are an integral part of these statements.

WMX Technologies, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------
For the three years ended December 31, 1996
Increase (Decrease) in cash ($000's omitted)
                                                                        1994          1995          1996
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income for the year                                         $   784,381   $   603,899   $   192,085
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                                     880,466       885,384       920,685
   Provision for deferred income taxes                               298,564       250,828       289,027
   Minority interest in subsidiaries                                 149,703       138,162       121,169
   Interest on Liquid Yield Option Notes (LYONs)
    and WMX Subordinated Notes                                        33,551        23,021        11,157
   Contribution to 1988 Employee Stock Ownership Plan (ESOP)           7,930         6,667         6,666
   Special charges, net of tax and minority interest                      --       202,492       379,415
   Provision for loss on disposal of discontinued operations,
    net of tax and minority interest                                      --        62,649       301,208
 Changes in assets and liabilities,
  excluding effects of acquired companies:
   Receivables, net                                                 (133,506)       45,232          (845)
   Other current assets                                             (109,174)       28,724        (1,709)
   Sundry other assets                                               (42,195)      (72,282)     (122,777)
   Accounts payable                                                  155,254        39,669       (59,410)
   Accrued expenses and unearned revenue                              43,121      (227,700)       20,830
   Deferred items                                                   (259,020)       61,557      (167,702)
   Other, net                                                           (838)      (13,044)       17,074
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        $ 1,808,237   $ 2,035,258   $ 1,906,873
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
 Short-term investments                                          $     2,755   $    (4,196)  $     1,170
 Capital expenditures                                             (1,455,628)   (1,386,932)   (1,125,161)
 Proceeds from sale of assets and businesses                         276,822       141,774       712,359
 Cost of acquisitions, net of cash acquired                         (197,201)     (224,304)     (104,778)
 Other investments                                                   (74,446)      (44,193)     (192,808)
 Acquisition of minority interests                                   (57,865)     (170,854)     (342,034)
--------------------------------------------------------------------------------------------------------
Net cash used for investing activities                           $(1,505,563)  $(1,688,705)  $(1,051,252)
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                        1994          1995          1996
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Cash dividends                                                  $  (290,266)  $  (291,421)  $  (308,265)
 Proceeds from issuance of indebtedness                            1,710,586     1,803,383     2,918,730
 Repayments of indebtedness                                       (1,752,552)   (1,860,451)   (2,933,632)
 Proceeds from exercise of stock options, net                          7,970        14,132        65,766
 Contributions from minority interests                                22,169        24,394        10,242
 Stock repurchases                                                        --            --      (473,560)
 Proceeds from sale of put options                                    29,965        21,622        18,845
 Settlement of put options                                                --       (12,019)           --
--------------------------------------------------------------------------------------------------------
Net cash used for financing activities                           $  (272,128)  $  (300,360)  $  (701,874)
--------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        $    30,546   $    46,193   $   153,747
Cash and cash equivalents at beginning of year                        92,802       123,348       169,541
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $   123,348   $   169,541   $   323,288
========================================================================================================

The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks and short-term investments with maturities of less than three months when purchased.

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest, net of amounts capitalized                           $   307,257   $   401,715   $   364,601
  Income taxes, net of refunds received                          $   241,657   $   283,165   $   326,679

Supplemental schedule of noncash investing and
 financing activities:
  LYONs converted into common stock of the Company               $     1,594   $     2,598   $     2,176
  Liabilities assumed in acquisitions of businesses              $   244,560   $   245,918   $   128,297
  Fair market value of Company and subsidiary stock
   issued for acquired businesses                                $     4,773   $    66,172   $   236,001
  WMX Subordinated Notes issued for acquisition
   of CWM minority interest                                      $        --   $   436,830   $        --

                                                                                                      21

WMX Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (000's omitted in all tables except per share amounts)

--------------------------------------------------------------------------------
NOTE 1    BUSINESS AND FINANCIAL STATEMENTS

WMX Technologies, Inc. and its subsidiaries ("WMX" or the "Company") provide waste management services to governmental, residential, commercial, and industrial customers in the United States and in select international markets. The Company previously provided process engineering and construction, specialty contracting, infrastructure and environmental engineering and consulting, and industrial scaffolding services through its Rust International Inc. ("Rust") subsidiary, water process systems, equipment manufacturing and water and wastewater facility operations and privatization services through its Wheelabrator Technologies Inc. ("WTI") subsidiary, and high organic waste fuels blending services through its Chemical Waste Management, Inc. ("CWM") subsidiary. As of December 31, 1996, the Company has sold or plans to exit all of these businesses, and accordingly they have been classified as discontinued operations in the accompanying financial statements. In the future, the Company will operate only in the waste management services industry segment.

  The accompanying financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. See Note 13 for details of certain financial information by geographic area.

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

Foreign Currency   Certain foreign subsidiaries' assets and liabilities are
translated at the rates of exchange at the balance sheet date while income statement accounts are translated at the average exchange rates in effect during the period. The resulting translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange losses (net of related income taxes and minority interest) of $3,321,000, $2,231,000 and $345,000 are included in the Consolidated Statements of Income for 1994, 1995 and 1996, respectively.

Short-Term Investments The Company's short-term investments primarily consist of securities having an investment grade of not less than A and a term to maturity generally of less than one year, and because the investments have always been held to maturity, have historically been carried at cost. Such investments include tax-exempt securities, certificates of deposit and Euro-dollar time deposits. At December 31, 1996, such investments include the shares of Wessex Water Plc ("Wessex") (see Note 14) which are carried at market value.

Environmental Liabilities   The Company provides for estimated closure and post-
closure monitoring costs over the operating life of disposal sites as airspace is consumed. The Company has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 103 sites listed on the Superfund National Priority List ("NPL"). Where the Company concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. See Note 7 for additional information.

Contracts in Process   Information with respect to contracts in process at
December 31, 1995 and 1996, is as follows:

                                                                                                          1995         1996
------------------------------------------------------------------------------------------------------------------------------
Costs and estimated earnings
 on uncompleted contracts                                                                              $1,176,601   $1,192,215
Less: Billing on uncompleted contracts                                                                   (952,818)    (979,918)
                                                                                                       ----------   ----------
 Total contracts in process                                                                            $  223,783   $  212,297
                                                                                                       ==========   ==========
 Contracts in process are included in the Consolidated Balance
Sheets under the following captions:

Costs and estimated earnings
 in excess of billings on
 uncompleted contracts                                                                                   $242,675     $240,531
Billings in excess of costs
 and estimated earnings
 on uncompleted contracts
 (included in unearned revenue)                                                                           (18,892)     (28,234)
                                                                                                       ----------   ----------
 Total contracts in process                                                                              $223,783     $212,297
                                                                                                       ==========   ==========

 All contracts in process are expected to be billed and collected within five years.

  Accounts receivable includes retainage which has been billed, but which is not due pursuant to contract provisions until completion. Such retainage at December 31, 1996, is $8,008,000, including $1,300,000 that is expected to be collected after one year. At December 31, 1995, retainage was $12,846,000.

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

  Preparation costs for individual secure land disposal cells are recorded as prepaid expenses and amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems, and gas collection and leachate collection systems. Unamortized cell construction cost at December 31, 1995 and 1996, was $187,689,000 and $190,276,000, respectively.

-------------------------------------------------------------------------------
Depreciation and Amortization   The cost, less estimated salvage value, of
property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; leasehold improvements--over the life of the applicable lease.

Intangible Assets   Intangible assets relating to acquired businesses consist
primarily of the cost of purchased businesses in excess of market value of net assets acquired ("goodwill"). Such goodwill is being amortized on a straight-line basis over a period of not more than forty years. The accumulated amortization of intangible assets amounted to $539,849,000 and $659,226,000 as of December 31, 1995 and 1996, respectively.

  On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired business to generate current and expected future operating income in excess of annual amortization. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill.

Capitalized Interest   Interest has been capitalized on significant landfills,
trash-to-energy plants and other projects under construction in accordance with Statement of Financial Accounting Standards ("FAS") No. 34. Amounts capitalized and netted against Interest Expense in the Consolidated Statements of Income were $104,512,000 in 1994, $81,471,000 in 1995 and $73,347,000 in 1996.

Accounting Principles   Effective January 1, 1996, the Company adopted FAS No.
121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The change did not have a material impact on the Company's financial statements.

  Also in 1996, FAS No. 123, "Accounting for Stock-Based Compensation" became effective. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the optional method of accounting is not adopted, disclosure is to be made, if material, of pro forma net income and earnings per share as if it were. The impact of the optional new accounting on net income and earnings per share was immaterial and the Company elected not to adopt the optional accounting.

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP is effective for fiscal years beginning after December 15, 1996, and provides that environmental remediation liabilities should be accrued when the criteria of FAS 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. It also provides that the accrual for such liabilities should include future costs of those employees expected to devote a significant amount of time directly to the remediation effort. The Company does not believe that the adoption of SOP 96-1 will have a material impact on its financial statements.

Restatement   Certain amounts in previously issued financial statements have been restated to conform to 1996 classifications.

---------------------------------------------------------------------------------------------------------
NOTE 3 INCOME TAXES

The following tables set forth income from continuing operations before income taxes, showing domestic and international sources, and the income tax provision showing the components by governmental taxing authority, for the years 1994 through 1996:

Income From Continuing Operations Before Income Taxes                                1994         1995         1996
-------------------------------------------------------------------------------------------------------------------
Domestic                                                                       $1,133,281   $1,112,409   $1,037,191
International                                                                     161,631      (10,496)       5,647
                                                                               ----------   ----------   ----------
                                                                               $1,294,912   $1,101,913   $1,042,838
                                                                               ==========   ==========   ==========
Income Tax Provision (Benefit)
-------------------------------------------------------------------------------------------------------------------
Current tax expense
 U.S. federal                                                                  $  206,247   $  210,367   $  265,067
 State and local                                                                   47,573       46,511       63,161
 Foreign                                                                           25,650       35,905       17,086
                                                                               ----------   ----------   ----------
Total current                                                                  $  279,470   $  292,783   $  345,314
                                                                               ----------   ----------   ----------
Deferred tax expense
 U.S. federal                                                                  $  202,785   $  175,688   $  129,630
 State and local                                                                   30,841       34,784       14,857
 Foreign                                                                           42,105      (18,501)      76,025
                                                                               ----------   ----------   ----------
Total deferred                                                                 $  275,731   $  191,971   $  220,512
                                                                               ----------   ----------   ----------
U.S. federal benefit from amortization of deferred investment credit           $   (2,595)  $   (1,084)  $     (779)
                                                                               ----------   ----------   ----------
Total provision                                                                $  552,606   $  483,670   $  565,047
                                                                               ==========   ==========   ==========


-------------------------------------------------------------------------------------------------------------------------
The federal statutory tax rate in 1994, 1995 and 1996 is
reconciled to the effective tax rate as follows:
                                                                                               1994       1995       1996
-------------------------------------------------------------------------------------------------------------------------
U.S. Federal statutory rate                                                                    35.0%      35.0%      35.0%
State and local taxes, net of federal benefit                                                   3.9        4.8        4.9
Amortization of deferred investment credit                                                     (0.2)      (0.1)      (0.1)
Amortization of intangible assets relating to acquired businesses                               2.1        2.6        3.8
U.S. taxes on foreign income                                                                    1.2         --        3.0
Write-down of investment in subsidiary                                                           --         --        5.7
Federal tax credits                                                                            (1.0)      (1.3)      (1.4)
Minority interest                                                                               3.8        3.0        2.8
Other, net                                                                                     (2.1)      (0.1)       0.5
                                                                                               ----       ----       ----
 Effective tax rate                                                                            42.7%      43.9%      54.2%
                                                                                               ====       ====       ====

  The Company uses the deferral method of accounting for investment credit, whereby the credit is recorded in income over the composite life of the related equipment.

  Deferred income taxes result from the recognition, in different periods, of revenue and expense for tax and financial statement purposes. The primary components that comprise the 1995 and 1996 deferred tax (assets) liabilities are as follows:

                                                          1995          1996
--------------------------------------------------------------------------------
Deferred tax assets
 Reserves not deductible until paid                    $ (503,074)   $ (495,940)
 Deferred revenue                                         (37,284)      (16,158)
 Net operating losses and tax
  credit carryforwards                                   (266,916)     (233,008)
 Other                                                    (78,474)      (73,229)
                                                       ----------    ----------
  Subtotal                                             $ (885,748)   $ (818,335)
                                                       ----------    ----------
Deferred tax liabilities
 Depreciation and amortization                         $1,335,559    $1,384,164
 Other                                                    374,084       359,035
                                                       ----------    ----------
  Subtotal                                             $1,709,643    $1,743,199
                                                       ----------    ----------
Valuation allowance                                        98,605        86,729
                                                       ----------    ----------
 Net deferred tax liabilities                          $  922,500    $1,011,593
                                                       ==========    ==========

  The Company's subsidiaries have approximately $11.8 million of alternative minimum tax credit carryforwards that may be used indefinitely and capital loss carryforwards of approximately $13.7 million with an expiration date of 1998. Various subsidiaries have U.S. federal and foreign operating loss carryforwards of approximately $545 million and state operating loss carryforwards of approximately $482 million. Foreign operating losses of $286 million may be carried forward indefinitely; the remaining loss carryforwards have expiration dates through the year 2011. Valuation allowances have been established for uncertainties in realizing the tax benefits of loss carryforwards and for the basis difference in certain assets. While the Company expects to realize the deferred tax assets in excess of the valuation allowances, changes in estimates of future taxable income or in tax laws could alter this expectation. During 1994 and 1995, the valuation allowance increased primarily for the uncertainty of foreign operating loss carryforwards. The valuation allowance decreased in 1996 by approximately $11.9 million due primarily to the realization of capital loss carryforwards and adjustments for certain operating loss carryforwards determined to be unrealizable.

  The Company has concluded that its foreign business requires that the undistributed earnings of its foreign subsidiaries be reinvested indefinitely outside the United States. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material.

--------------------------------------------------------------------------------
NOTE 4 BUSINESS COMBINATIONS

During 1994, the Company and its principal subsidiaries acquired 119 businesses for $197,201,000 in cash and notes, $17,305,000 of debt assumed, 73,809 shares of the Company's common stock and 156,124 shares of common stock of WTI. These acquisitions were accounted for as purchases.

  During 1995, 136 businesses were acquired for $224,304,000 in cash and notes, $77,689,000 of debt assumed, and 2,236,354 shares of the Company's common stock. Three of the 1995 acquisitions, which otherwise met pooling of interests criteria, were not significant in the aggregate and, consequently, prior period financial statements were not restated. The remaining acquisitions were accounted for as purchases.

  Eighty-three businesses were acquired in 1996 for $104,778,000 in cash and notes, $39,446,000 of debt assumed, and 8,210,568 shares of the Company's common stock. These acquisitions were accounted for as purchases.

 The pro forma effect of the acquisitions made during 1994, 1995 and 1996 is not material.

  In January 1995, the Company acquired all of the approximately 21.4% of the outstanding shares of CWM that it did not already own for $436.8 million of convertible subordinated notes. See Note 5 for additional information. In July 1995, the Company acquired all of the approximately 3.1 million shares of Rust held by the public, for $16.35 per share in cash.

--------------------------------------------------------------------------------
 NOTE 5    DEBT
The details relating to debt (including capitalized leases, which are not material) as of December 31, 1995 and 1996, are as follows:

                                                        1995        1996
--------------------------------------------------------------------------------
Commercial Paper, weighted average interest
 5.7% in 1995 and 5.8% in 1996                    $1,119,356  $  645,869
Tailored Rate ESOP Notes, weighted average
 interest 4.74% in 1995 and 4.58% in 1996             20,000      20,000
Debentures, interest 8 3/4%, due 2018                249,085     249,085
Notes, interest 6% to 8 1/4%, due 1997-2026        3,334,170   3,834,170
Solid waste disposal revenue bonds, interest
 4.63% to 7.15%, due 1998-2013                       251,085     239,980
Installment loans and notes payable,
 interest 5.34% to 10.6%, due 1997-2020            1,197,848   1,137,130
Project Debt, interest 3.95% to 10.64%,
 due 1997-2016                                       735,646     833,740
Other long-term borrowings                            31,532      30,187
Liquid Yield Option Notes, zero coupon -
 subordinated, interest 9%, due 2001                   8,945       7,439
Liquid Yield Option Notes, zero coupon -
 subordinated, interest 6%, due 2012
 ("Exchangeable LYONs")                               53,996      53,457
Liquid Yield Option Notes, zero coupon -
 subordinated, interest 6%, due 2010
 ("CWM LYONs")                                        36,840      29,307
WMX Subordinated Notes, interest 5.75%,
 due 2005                                            439,571     444,736
                                                  ----------  ----------
Total debt                                        $7,478,074  $7,525,100
Less - current portion                             1,088,033     553,493
                                                  ----------  ----------
Long-term portion                                 $6,390,041  $6,971,607
                                                  ==========  ==========

 The long-term debt as of December 31, 1996, is due as follows:

Second year                                                   $1,088,836
Third year                                                     1,371,779
Fourth year                                                    1,116,061
Fifth year                                                       556,750
Sixth year and thereafter                                      2,838,181
                                                              ----------
                                                              $6,971,607
                                                              ==========

  Certain of the Company's borrowings are redeemable at the option of the holders prior to maturity. Such amounts and certain other borrowings which would otherwise be classified as current liabilities have been classified as long-term debt because the Company intends to refinance such borrowings on a long-term basis with $989,238,000 of committed long-term borrowing facilities which it has available. The committed facilities provide for unsecured long-term loans at interest rates of prime or LIBOR plus 18.75 basis points and commitment fees of 5 basis points per annum. There are no compensating balance requirements or any informal arrangements in connection with loans which would be made under these facilities.

  In the Company's acquisition of the outstanding CWM shares it did not already own, the CWM public stockholders received a convertible subordinated WMX note due 2005, with a principal amount at maturity of $1,000, for every 81.1 CWM shares held, with cash paid in lieu of issuance of fractional notes. The notes are subordinated to all existing and future senior indebtedness of WMX. Each note bears cash interest at the rate of two percent per annum of the $1,000 principal amount at maturity, payable semi-annually. The difference between the principal amount at maturity of $1,000 and the $717.80 stated issue price of each note represents the stated discount. At the option of the holder, each note will be purchased for cash by WMX on March 15, 1998, and March 15, 2000, at prices of $789.95 and $843.03, respectively. Accrued unpaid interest to those dates will also be paid. The notes will be redeemable by WMX on and after March 15, 2000, for cash, at the stated issue price plus accrued stated discount and accrued but unpaid interest through the date of redemption. In addition, each note is convertible at any time prior to maturity into 26.078 shares of WMX common stock, subject to adjustment upon the occurrence of certain events. Upon any such conversion, WMX will have the option of paying cash equal to the market value of the WMX shares which would otherwise be issuable. As of December 31, 1996, there were 549,538 such notes outstanding with a maturity value amounting to $549,538,000.

  In connection with the transaction, CWM LYONs and Exchangeable LYONs which had been convertible into or exchangeable for CWM shares became convertible into the number of notes discussed in the preceding paragraph to which the holders would have been entitled had they converted or exchanged the LYONs immediately prior to the merger approval.

--------------------------------------------------------------------------------
NOTE 6    DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company uses derivatives to manage interest rate, currency and commodity risk. The amount of such instruments outstanding at any one point in time and gains or losses from their use have not been and are not expected to be material to the Company's financial statements.

Interest Rate Agreements   Certain of the Company's subsidiaries have entered
into interest rate swap agreements to balance fixed and floating rate debt in accordance with management's criteria. The agreements are contracts to exchange fixed and floating interest rate payments periodically over the term without the exchange of the underlying notional amounts. The agreements provide only for the exchange of interest on the notional amounts at the stated rates, with no multipliers or leverage. Differences paid or received are recognized as a part of interest expense on the underlying debt over the life of the agreements. At December 31, 1996, Waste Management International plc ("WM International") had outstanding interest rate swaps, all of which entitle it to receive floating rate and pay fixed rate, in the following notional amounts: Hong Kong dollars -- 600 million; Italian Lire -- 122 billion; and German Marks -- 100 million.

Currency Agreements   From time to time, the Company and certain of its
subsidiaries use foreign currency derivatives to seek to mitigate the impact of translation on foreign earnings and income from foreign investees. Typically these have taken the form of purchased put options or offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. Although the purpose for using such derivatives is to mitigate currency risk, they do not qualify for hedge accounting under generally accepted accounting principles and accordingly, must be adjusted to market value at the end of each accounting period. There were no currency derivatives outstanding at December 31, 1996.

Commodity Agreements   The Company utilizes collars, calls and swaps to seek to
mitigate the risk of price fluctuations on the fuel used by its vehicles. Quantities hedged equate to committed fuel purchases or anticipated usage and accordingly, gains and losses are deferred and recognized as fuel is purchased.

  The following table summarizes the Company's position in crude oil derivatives as of December 31, 1996.

Type                                        Quantity                  Expiration
--------------------------------------------------------------------------------
Swaps                                       750 bbls                        1997
Collars                                     700 bbls                        1998
Swaps                                     2,000 bbls                        1998
Collars                                   2,100 bbls                        1999

  The Company is exposed to credit loss in the event of non-performance by counterparties on interest rate, currency and commodity derivatives, but in all cases such counterparties are highly rated financial institutions and the Company does not anticipate non-performance. Maximum credit exposure is represented by the fair value of contracts with a positive fair value at December 31, 1996, which is not material.

--------------------------------------------------------------------------------
NOTE 7    ENVIRONMENTAL COSTS AND LIABILITIES

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

  The Company has also established procedures to evaluate its potential remedial liabilities at closed sites which it owns or operated, or to which it transported waste, including 103 sites listed on the NPL. The majority of situations involving NPL sites relate to allegations that subsidiaries of the Company (or their predecessors) transported waste to the facilities in question, often prior to the acquisition of such subsidiaries by the Company. The Company routinely reviews and evaluates sites requiring remediation, including NPL sites, giving consideration to the nature

(e.g., owner, operator, transporter, or generator), and the extent (e.g., amount and nature of waste hauled to the location, number of years of site operation by the Company, or other relevant factors) of the Company's alleged connection with the site, the accuracy and strength of evidence connecting the Company to the location, the number, connection and financial ability of other named and unnamed potentially responsible parties ("PRPs"), and the nature and estimated cost of the likely remedy. Cost estimates are based on management's judgment and experience in remediating such sites for the Company as well as for unrelated parties, information available from regulatory agencies as to costs of remediation, and the number, financial resources and relative degree of responsibility of other PRPs who are jointly and severably liable for remediation of a specific site, as well as the typical allocation of costs among PRPs. These estimates are sometimes a range of possible outcomes. In such cases, the Company provides for the amount within the range which constitutes its best estimate. If no amount within the range appears to be a better estimate than any other amount, then the Company provides for the minimum amount within the range in accordance with FAS 5. The Company believes that it is "reasonably possible," as that term is defined in FAS 5 ("more than remote but less than likely"), that its potential liability could be at the high end of such ranges, which would be approximately $180 million higher in the aggregate than the estimate that has been recorded in the financial statements as of December 31, 1996.

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

  Where the Company believes that both the amount of a particular environmental liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated at 3% until expected time of payment and then discounted to present value at 7%. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by approximately $160 million at December 31, 1996.

  The Company's active landfill sites have estimated remaining lives ranging from one to over 100 years based upon current site plans and annual volumes of waste. During this remaining site life, the Company will provide for an additional $1.03 billion of closure and post-closure costs, including accretion for the discount recognized to date.

  As of December 31, the Company's liabilities for closure, post-closure monitoring and environmental remediation costs were as follows:


                                                        1995        1996
--------------------------------------------------------------------------------

Current portion, included in
 Accrued Expenses                                 $  138,533  $  122,209
Non-current portion                                  621,186     543,723
                                                  ----------  ----------
 Total recorded                                   $  759,719  $  665,932
Amount to be provided over
 remaining life of active sites,
 including discount of $171 million
 in 1995 and $160 million in 1996                  1,118,739   1,028,437
                                                  ----------  ----------
Expected aggregate undiscounted
 environmental liabilities                        $1,878,458  $1,694,369
                                                  ==========  ==========


 Anticipated payments of environmental liabilities at December 31, 1996, are as follows:

1997                                                          $  122,209
1998                                                              56,000
1999                                                              47,450
2000                                                              33,571
2001                                                              38,429
Thereafter                                                     1,396,710
                                                              ----------
                                                              $1,694,369
                                                              ==========

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

  Pursuant to the Directors' Plan, 150,000 shares of the Company's common stock were initially reserved. Options for a total of 15,000 shares are to be granted, in five equal annual installments commencing with election to the Board, to each person who is not an officer or full-time employee of the Company or any of its subsidiaries.

  As part of the acquisitions of the CWM and Rust shares not previously owned by the Company, as discussed in Note 4, outstanding CWM stock options were converted into options to acquire approximately 2,873,000 Company shares at a weighted-average price of $34.90 per share and outstanding Rust stock options were converted into options to acquire approximately 1,976,000 Company shares at a weighted-average price of $30.26 per share.

  The status of the plans, including predecessor plans, replacement plans and similar plans for employees generally (together "Prior Plans") under which options remain outstanding, during the three years ended December 31, 1996, was as follows:

                                                                1994                      1995                       1996
-------------------------------------------------------------------------------------------------------------------------
                                                           Weighted-                 Weighted-                  Weighted-
                                                             Average                   Average                    Average
                                                            Exercise                  Exercise                   Exercise
                                                   Shares      Price         Shares      Price          Shares      Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                   11,682    $ 33.63         13,811     $32.24          19,629     $32.04
Granted                                             3,729      26.49          3,117      27.29           4,106      31.90
Exercised                                             462      17.77            721      20.47           2,614      25.96
Cancelled:
 Prior plans                                          312      36.74          1,111      33.22           1,042      34.76
 Current plans                                        826      32.33            316      31.14             424      30.84
Additional shares available
 for future grant                                   6,000         --             --         --             515         --
Converted CWM, Rust and
 other stock options                                   --         --          4,849      33.01             515      18.07
Shares no longer available
 for future grant                                      --         --          2,914         --              --         --
Outstanding at end of year                         13,811      32.24         19,629      32.04          20,170      32.33
Options exercisable at end of year                  7,210      33.77          9,860      33.57          12,577      33.87
Options available for future grant                 15,290         --          4,726         --           1,044         --

  The following table summarizes information about stock options outstanding as of December 31, 1996:

                                                                    Options Outstanding               Options Exercisable
                                                              --------------------------------        -------------------
                                                                          Weighted-
                                                                            Average  Weighted-                  Weighted-
                                                  Range of                Remaining    Average                    Average
                                                  Exercise              Contractual   Exercise                   Exercise
                                                    Prices    Shares           Life      Price          Shares      Price
-------------------------------------------------------------------------------------------------------------------------
                                             $ 8.57-$17.16       133      5.9 years     $15.16             119     $15.09
                                              21.39- 29.87     6,930      6.9 years      26.68           3,539      26.52
                                              30.64- 39.27    10,850      6.4 years      33.37           6,682      34.14
                                              40.10- 61.03     2,257      4.0 years      45.68           2,237      45.66
                                                              ------                                    ------
                                                              20,170      6.3 years     $32.33          12,577     $33.87
                                                              ======                                    ======

--------------------------------------------------------------------------------
  The Company accounts for these plans under Accounting Principles Board
Opinion 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at the grant date under the optional method in FAS 123, the impact on the Company's net income and earnings per share would have been immaterial. Based on current and anticipated use of stock options, it is not expected that the impact of the accounting provisions of FAS 123 will be material in future years.

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

  The Boards of Directors of WMX and WTI have authorized their respective companies to repurchase shares of their own common stock (up to 50 million shares in the case of WMX and 30 million shares in the case of WTI) in the open market, in privately negotiated transactions, or through issuer tender offers. These programs extend into 1998. Both authorizations replaced existing common stock repurchase programs.

  During 1994, 1995 and 1996, the Company sold put options on 42.3 million shares of its common stock. The put options give the holders the right at maturity to require the Company to repurchase shares of its common stock at specified prices. Proceeds from the sale of put options were credited to additional paid-in capital. The amount the Company would be obligated to pay to repurchase shares of its common stock if all outstanding put options were exercised has been reclassified to a temporary equity account. In the event the options are exercised, the Company may elect to pay the holder in cash the difference between the strike price and the market price of the Company's shares, in lieu of repurchasing the stock.

  Options on 31.6 million shares expired unexercised, as the price of the Company's stock was in excess of the strike price at maturity. Options on 4.7 million shares were settled for cash at a total cost of $12,019,000. The Company repurchased 3.1 million shares of stock at a cost of $107.5 million, and 2.9 million options expire in February 1997, at strike prices ranging from $32.04 to $34.13 per share.

--------------------------------------------------------------------------------

NOTE 10  EARNINGS PER SHARE

Earnings per share are computed on the basis of the weighted-average number of common and common equivalent shares outstanding during each year. Common stock equivalents relate primarily to the impact of options outstanding under the Company's stock option plans.

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

                                       1995      1996
--------------------------------------------------------------------------------
Common shares issued, net of
 Treasury Stock and Employee
 Stock Benefit Trust shares per
 Consolidated Balance Sheets        487,047   483,433
Effect of shares issuable under
 stock options after applying
 the "treasury stock" method            627     1,260
Effect of using weighted-average
 common shares outstanding
 during the year                     (1,702)    5,570
                                    -------   -------
Common shares used in
 computing earnings per share       485,972   490,263
                                    =======   =======

--------------------------------------------------------------------------------
NOTE 11  COMMITMENTS AND CONTINGENCIES

The Company leases several of its operating and office facilities for various terms. Rents charged to costs and expenses in the Consolidated Statements of Income amounted to $177,182,000 in 1994, $170,274,000 in 1995 and $164,539,000
in 1996. These amounts include rents under long-term leases, short-term cancellable leases and rents charged as a percentage of revenue, but are exclusive of financing leases capitalized for accounting purposes.

  The long-term rental obligations as of December 31, 1996, are due as follows:

First year                      $  154,102
Second year                        139,030
Third year                         128,832
Fourth year                        120,918
Fifth year                         110,792
Sixth through tenth years          487,927
Eleventh year and thereafter       225,757
                                ----------
                                $1,367,358
                                ==========

  The Company's insurance program includes coverage for pollution liability resulting from "sudden and accidental" releases of contaminants and pollutants. Management believes that the coverage terms, available limits of liability, and costs currently offered by the insurance market do not represent sufficient value to warrant the purchase of "non-sudden and accidental" pollution liability insurance coverage. As such, the Company has chosen not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage. To satisfy existing government requirements, the Company has secured non-risk transfer pollution liability insurance coverage in amounts believed to be in compliance with federal and state law requirements for "non-sudden and accidental" pollution. The Company must reimburse the insurer for losses incurred and covered by this insurance policy. In the event the Company continues not to purchase risk transfer "non-sudden and accidental" pollution liability insurance coverage, the Company's net income could be adversely affected in the future if "non-sudden and accidental" pollution losses should occur.

  The Company has issued or is a party to approximately 3,690 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging approximately $565,000 each), including those provided for affiliates and not otherwise recorded, are given in the ordinary course of business. Because virtually no claims have been made against these financial instruments in the past, management does not expect these instruments will have a material adverse effect on the consolidated financial position or results of operations of the Company.

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

  A Company subsidiary has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut, landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower Court had declared the zoning ordinance's height limitation unconstitutional, during 1995 the Connecticut Supreme Court reversed this ruling and remanded the case for further proceedings in the Superior Court. In November 1995, the Superior Court ordered the subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance, and the Connecticut Supreme Court has upheld that ruling. The Company believes that the removal of such waste is an inappropriate remedy and is seeking an alternative resolution to the issue, but is unable to predict the outcome. Depending upon the nature of any plan eventually approved by applicable regulatory authorities for removing the waste, the actual volume of waste to be moved, and other currently unforseeable factors, the subsidiary could incur costs which would have a material adverse impact on the Company's financial condition and results of operations in one or more future periods.

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

  The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse effect on any of the Company's trash-to-energy operations. Federal and state legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. However, given the uncertainty surrounding the matter, it is not possible to predict what impact, if any, it may have in the future on the Company's disposal facilities, particularly WTI's trash-to-energy facilities.

--------------------------------------------------------------------------------
  As the states and the U.S. Congress have accelerated their consideration of ways in which economic efficiencies can be gained by deregulating the electric generation industry, some have argued that over-market power sales agreements entered into pursuant to the Public Utilities Regulatory Policies Act of 1978 ("PURPA") should be voidable as "stranded assets." WTI's 25 power production facilities are qualifying facilities under PURPA and depend on the sanctity of their power sales agreements for their economic viability. Recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. While WTI believes that federal law offers strong protections to its PURPA contracts, there is a risk that future court decisions and/or legislative initiatives in this area will have a material adverse effect on its business.

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

  Net periodic pension expense for 1994, 1995 and 1996, based on discount rates of 8.5%, 8.5% and 7.75%, respectively, included the following components:

                                        1994       1995       1996
------------------------------------------------------------------
Service cost -- benefits earned
 during the year                    $ 11,075   $ 11,752   $ 14,047
Interest cost on projected
 benefit obligation                   11,532     13,228     14,390
Expected return on plan assets       (12,335)   (13,237)   (13,818)
Net amortization and deferral         (1,310)        33      1,751
                                    --------   --------   --------
Net periodic pension expense        $  8,962   $ 11,776   $ 16,370
                                    ========   ========   ========

  Assumptions used to determine the plan's funded status as of December 31 are as follows:

                                                1995       1996
---------------------------------------------------------------
Discount rate                                   7.75%      7.75%
Rate of increase in compensation levels         4.0%       3.5%
Expected long-term rate of return on assets     9.0%       9.0%

  The following table sets forth the plan's funded status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1996, for its pension plan:

                                             1995      1996
-----------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Accumulated benefit obligations,
   including vested benefits
   of $152,031 and $182,482 at
   December 31, 1995 and 1996,
   respectively                         $(167,287)  $(199,561)
                                        =========   =========
  Projected benefit obligation          $(191,059)  $(223,729)
Plan assets at fair value,
 primarily common stocks,
 bonds and real estate                    167,068     199,722
                                        ---------   ---------
Plan assets less than
 projected benefit obligation           $ (23,991)  $ (24,007)
Unrecognized net loss                      29,801      46,618
Unrecognized overfunding at
 date of adoption (January 1, 1985)
 of FAS No. 87, net of amortization,
 being recognized over 15 years            (6,422)     (4,855)
                                        ---------   ---------
Pension cost included in
 prepaid (accrued) expenses             $    (612)  $  17,756
                                        =========   =========

--------------------------------------------------------------------------------

 The Company also has a non-qualified defined benefit plan for officers of WMX, CWM and WMI who have served in such capacities for at least 10 years at the time of retirement. The benefits are based on the officer's years of service and compensation during the highest three consecutive years out of the last ten years of employment. The benefits are reduced by such officer's benefits under the pension plan. This plan is not funded. Expense for 1994, 1995 and 1996 for this plan was $3,418,000, $4,202,000 and $4,247,000, respectively.

  WM International participates in both defined benefit and defined contribution retirement plans for its employees in various countries. The projected benefit obligation and the plan assets of the WM International defined benefit plans are not material. Other subsidiaries participate in various multi-employer pension plans covering certain employees not covered under the Company's pension plan, pursuant to agreements with collective bargaining units who are members of such plans. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $16,129,000, $18,308,000 and $16,519,000 for
subsidiaries' defined benefit plans were made and charged to income in 1994, 1995 and 1996, respectively.

  The following table analyzes the obligation for postretirement benefits other than pensions (primarily health care costs), which is included in other deferred items on the Consolidated Balance Sheets as of December 31, 1995 and 1996:

                                          1995     1996
-------------------------------------------------------
Accumulated Postretirement
 Benefit Obligations:
  Retirees                             $52,255  $46,453
  Other fully eligible participants      9,682   10,459
  Other active participants             10,695   17,114
                                       -------  -------
                                       $72,632  $74,026
Unrecognized:
 Prior service cost                        566      239
 Gain                                    7,911    8,496
                                       -------  -------
                                       $81,109  $82,761
                                       =======  =======

  For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care claims was assumed for 1997; the rate was assumed to decrease by 0.5% per year to 6.0% in 2000 and remain at that level thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $6,812,000, and the aggregate of the service and interest cost components of net postretirement health care cost for 1996 by approximately $401,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1995 and 1996.

  The expense for postretirement health care benefits was $4,668,000 in 1994, $5,359,000 in 1995 and $4,174,000 in 1996. The service and interest components of the expense were $1,049,000 and $3,619,000, respectively, in 1994, $1,094,000 and $4,265,000, respectively, in 1995, and $723,000 and $3,451,000, respectively, in 1996.

  The Company has an Employee Stock Ownership Plan ("1988 ESOP") for all eligible non-union United States and Canadian employees of WMX, CWM and WMI. The benefits are based on the employee's years of service and compensation. The Company contributes each year an amount, if any, determined by the Board of Directors of the Company.

 Information concerning the 1988 ESOP is as follows:

                              1994    1995    1996
--------------------------------------------------
Expense recorded
 (contribution)             $7,930  $6,667  $6,666
                            ======  ======  ======
Interest expense on
 1988 ESOP debt             $1,965  $1,147  $  981
                            ======  ======  ======
Dividends on unallocated
 1988 ESOP shares used
 by the 1988 ESOP           $  780  $  555  $  379
                            ======  ======  ======

  The Company has a Profit Sharing and Savings Plan ("PSSP") available to certain employees of WMX, CWM and WMI. The terms of the PSSP allow for annual contributions by the Company as determined by the Board of Directors as well as a match of employee contributions up to $750 per employee ($500 prior to January 1, 1996). Charges to operations for the PSSP were $27,334,000 in 1994, $24,882,000 in 1995 and $16,030,000 in 1996. Rust, WTI and WM International also sponsor non-contributory and contributory defined contribution plans covering both salaried and hourly employees. Employer contributions are generally based upon fixed amounts of eligible compensation and amounted to $12,050,000, $13,603,000 and $12,362,000 during 1994, 1995 and 1996, respectively.

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

NOTE 13  COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHICAL AREAS

Through the third quarter of 1996, management and operations of the Company were based on four principal global lines of business--waste services, clean energy, clean water, and environmental and infrastructure consulting. In the fourth quarter of 1996, Rust began implementing plans to exit its remaining engineering and consulting businesses. In addition, WTI sold its water process, manufacturing and custom engineered systems businesses and has entered into an agreement to sell its water and wastewater facility operations and privatization services. These businesses have been classified as discontinued operations and, as a result, the Company now operates in only the waste management services line of business.

  Foreign operations in 1996 were conducted in 10 countries in Europe, seven countries in the Asia Pacific region, and Canada, Mexico, Brazil, Israel, and Argentina. The information relating to the Company's continuing foreign operations is set forth in the following tables:

                                    United                 Other
                                    States      Europe    Foreign  Consolidated
--------------------------------------------------------------------------------
1994
Revenue                        $ 6,599,478  $1,322,670   $560,570   $ 8,482,718
                               ===========  ==========   ========   ===========
Income from operations         $ 1,410,477  $  184,230   $ 63,205   $ 1,657,912
                               ===========  ==========   ========   ===========
Identifiable assets            $12,030,261  $3,471,012   $748,270   $16,249,543
                               ===========  ==========   ========   ===========

1995
Revenue                        $ 7,012,982  $1,527,291   $512,745   $ 9,053,018
                               ===========  ==========   ========   ===========
Income from operations         $ 1,456,895  $    2,415   $ 32,768   $ 1,492,078
                               ===========  ==========   ========   ===========
Identifiable assets            $13,032,695  $3,682,432   $772,671   $17,487,798
                               ===========  ==========   ========   ===========

1996
Revenue                        $ 7,064,516  $1,539,183   $583,271   $ 9,186,970
                               ===========  ==========   ========   ===========
Income from operations         $ 1,301,579  $  (12,800)  $ 74,519   $ 1,363,298
                               ===========  ==========   ========   ===========
Identifiable assets            $13,821,086  $3,503,014   $828,183   $18,152,283
                               ===========  ==========   ========   ===========

  No single customer accounted for as much as 3% of consolidated revenue in 1994, 1995 and 1996.

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

NOTE 14  SPECIAL CHARGES

In the first quarter of 1995, in response to the continuing deterioration of the chemical waste services market, CWM realigned its organization, and in connection therewith, recorded a special charge of $140.6 million before tax ($91.4 million after tax). The charge related primarily to a write-off of the investment in facilities and technologies that CWM abandoned because they did not meet customer service or performance objectives, but also includes $22.0 million of future cash payments for rents under non-cancellable leases, guaranteed bank obligations of a joint venture, and employee severance. The majority of the cash expenditures were paid in 1995, although certain of the non-cancellable leases extend through the year 2002.

  In the fourth quarter of 1995, WM International recorded a special charge of $194.6 million ($152.4 million after tax) primarily related to the actions it had decided to take to sell or otherwise dispose of non-core businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge reduced the Company's income by approximately $153.3 million before tax ($111.0 million after tax). The charge included $34.3 million of cash payments for employee severance and rents under non-cancellable leases. Approximately $11.2 million of the cash costs were paid in 1995. The majority of the balance was paid in 1996, although certain rent payments on leased facilities will continue into the future.

  In the fourth quarter of 1996, WM International recognized a provision of $77.0 million after tax related to the sale of its investment in Wessex and a charge of $169.5 million after tax to revalue its investments in France, Austria and Spain in contemplation of exiting all or part of these markets or forming joint ventures. The charge also included the write-off of an investment in a hazardous waste disposal facility in Germany because regulatory changes adversely affected its volumes. These charges reduced the Company's income by $213.6 million after tax.

  Also, in the fourth quarter of 1996, WMI and CWM recorded pretax charges of $255.0 million ($166.4 million after tax) for reengineering their finance and administrative functions (primarily related to a reduction in the carrying value of software) and increasing reserves for certain litigation, including a dispute involving the computation of royalties on the Emelle, Alabama hazardous waste landfill. In December 1996, a federal court in Memphis, Tennessee, held CWM liable for approximately $91.5 million in damages to the former owners of the Emelle site. CWM is appealing the decision.

--------------------------------------------------------------------------------
NOTE 15  DISCONTINUED OPERATIONS

  In the fourth quarter of 1995, the Rust Board of Directors approved a plan to sell or otherwise discontinue Rust's process engineering, construction, specialty contracting and similar lines of business. During the second quarter of 1996, the sale of the industrial process engineering and construction businesses, based in Birmingham, Alabama, was completed.

  During the fourth quarter of 1996, WTI sold its water process systems and equipment manufacturing businesses. WTI has also entered into an agreement to sell its water and wastewater facility operations and privatization business. As of September 30, 1996, Rust sold its industrial scaffolding business.

  In the fourth quarter of 1996, Rust began implementing plans to exit its remaining domestic and international engineering and consulting business. CWM is discontinuing its high organic waste fuel blending services. WMX recorded a fourth quarter provision for loss of $360.0 million before tax and minority interest in connection with the planned divestiture of these businesses.

  The discontinued businesses have been segregated and the accompanying consolidated balance sheets, statements of income and related footnote information have been restated. Revenues from the discontinued businesses were $1,614,600,000 in 1994, $1,926,330,000 in 1995 and $1,134,666,000 for 1996.
Following is a summary of the assets and liabilities as of December 31, 1995 and 1996, which are reflected on the consolidated balance sheets as net assets of discontinued operations:

                                                               1995        1996
-------------------------------------------------------------------------------

Current assets                                            $576,627    $228,109
Property and equipment
 and other noncurrent assets                               758,244     358,116
Current liabilities                                       (351,150)   (287,852)
Noncurrent liabilities                                    (107,245)    (84,064)
                                                          --------    --------
  Net assets of
   discontinued operations                                $876,476    $214,309
                                                          ========    ========

  The Company expects to complete by the end of 1997 the sale of those businesses not previously sold.

--------------------------------------------------------------------------------
NOTE 16  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and commonly accepted valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company or holders of the instruments could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on information available to management as of December 31, 1995, and December 31, 1996. Such amounts have not been revalued since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

                                     December 31, 1995      December 31, 1996
--------------------------------------------------------------------------------
                                   Carrying    Estimated   Carrying    Estimated
                                     Amount   Fair Value     Amount   Fair Value
--------------------------------------------------------------------------------
Nonderivatives--
 Assets--
  Cash and cash equivalents      $  169,541   $  169,541 $  323,288  $  323,288
  Receivables                     1,664,029    1,664,029  1,691,901   1,691,901
  Short-term investments             34,156       34,156    341,338     341,338

 Liabilities--
  Commercial paper                1,119,356    1,120,209    645,869     646,179
  Project debt                      735,646      880,619    833,740     896,711
  Liquid Yield Option Notes
   and WMX Subordinated Notes       539,352      576,024    534,939     602,746
  Other borrowings                5,083,720    5,284,472  5,510,552   5,609,979

Derivatives relating to debt             --          (74)        --      (4,761)
Other derivatives carried as--
  Assets (in Sundry Assets)              --           --         --       2,768
  Liabilities (in Accrued
   Expenses)                            (65)     (16,647)        --         (82)
Letters of credit, performance
  bonds and guarantees                   --           --         --          --

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

Off-Balance-Sheet Financial Instruments In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk, such as bank letters of credit, performance bonds and other guarantees, which are not reflected in the accompanying balance sheets. Such financial instruments are to be valued based on the amount of exposure under the instrument and the likelihood of performance being required. In the Company's experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

---------------------------------------------------------------------------------------------------------
NOTE 17 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is an analysis of certain items in the Consolidated
Statements of Income by quarter for 1995 and 1996.

                                           First        Second         Third        Fourth
                                         Quarter       Quarter       Quarter       Quarter           Year
---------------------------------------------------------------------------------------------------------
1995
Revenue                               $2,151,774    $2,326,334    $2,322,330    $2,252,580     $9,053,018

Gross profit                             525,936       722,871       732,424       515,735      2,496,966

Income from continuing operations         91,191       203,090       220,816       103,146        618,243

Net income                               101,245       219,127       233,848        49,679        603,899

Income from continuing operations
 per common and common equivalent
 share                                       .19           .42           .45           .21           1.27

Net income per common
 and common equivalent share                 .21           .45           .48           .10           1.24


1996
Revenue                               $2,144,479    $2,330,994    $2,372,746    $2,338,751     $9,186,970

Gross profit                             649,630       711,739       742,228       238,910      2,342,507

Income (loss) from continuing
 operations                              180,179       217,734       240,164      (160,286)       477,791

Net income (loss)                        185,178       223,042       245,206      (461,341)       192,085

Income (loss) from continuing
  operations per common and common
  equivalent share                           .37           .44           .49          (.33)           .97

Net income (loss) per common
 and common equivalent share /(1)/           .38           .45           .50          (.95)           .39


(1) Sum of quarters does not equal total for year.

  See Note 14 to Consolidated Financial Statements for a discussion of the special charges affecting the 1995 and 1996 quarters and full year results.

  See Note 15 to Consolidated Financial Statements for a discussion of the decisions to discontinue certain operations announced during 1995 and 1996.

36